Exhibit 99.1

China Mobile Annual Report 2018 Our way ahead China Mobile Limited Stock Code: 941

Theme The technology revolution and industry transformation continue in waves. Beyond this, information and communications technology (ICT) is also facing an intergenerational transition as attention turns to the potential of 5G. The shift towards innovative and integrated technological application across industries is another factor driving the intelligent evolution of society. The future of 5G is unveiling itself over the horizon, giving us a path and direction of development. Planning our way ahead, China Mobile will seize every opportunity presented to us and steel ourselves for the inevitable challenges. Taking this course will enable us to sustain the quality development of the Company and be pioneers on the exciting journey to build a smart society. FORWARD-LOOKING STATEMENTS Certain statements contained in this annual report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed and other filings with the U.S. Securities and Exchange Commission.

Contents 2 Milestones 4 Corporate Information 5 Financial Highlights 6 Company Profile 8 Biographies of Directors and Senior Management 14 Chairman’s Statement 24 Corporate Recognitions 28 Business Review 36 Financial Review 41 Corporate Governance Report 58 Human Resources Development 59 Report of Directors 67 Notice of the Annual General Meeting 69 Independent Auditor’s Report 75 Consolidated Statement of Comprehensive Income 77 Consolidated Balance Sheet 79 Consolidated Statement of Changes in Equity 80 Consolidated Statement of Cash Flows 82 Notes to the Consolidated Financial Statements 146 Financial Summary

China Mobile Limited Milestones FEBRUARY 2018 Joined hands with 20 global device industry partners to launch the “5G Device Forerunner Initiative” MAY 2018 Mobile customer base achieved a landmark breakthrough of 900 million APRIL 2018 Obtained the operating permit for LTE/4G Digital Cellular Mobile Service (LTE FDD) JUNE 2018 Connected the world’s first holographic video call using 5G SA NR standards 02

Annual Report 2018
Milestones



JULY 2018

Completely cancelled domestic handset data "roaming" tariffs

AUGUST 2018

MIGU, Device Company and Online Services Company were included on the "Double-Hundred Action" enterprise list for state-owned enterprise reforms

NOVEMBER 2018

Ranked first in "Corporate Social Responsibility Development Index of Chinese Enterprises (10-year cumulative score)" award

DECEMBER 2018

Obtained the permit for 5th Generation Mobile Networks (5G) test frequencies: 2515MHz-2675MHz and 4800MHz-4900MHz

Revamped "GoTone" with an "innovative, proactive, classy" brand image

Assisted China Media Group to build the first national-level "5G new media platform"

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China Mobile Limited Corporate Information BOARD OF DIRECTORS Executive Directors Mr. YANG Jie (Executive Director & Chairman) Mr. LI Yue (Executive Director & Chief Executive Officer) Mr. DONG Xin (Executive Director, Vice President & Chief Financial Officer) Independent Non-Executive Directors Dr. Moses CHENG Mo Chi Mr. Paul CHOW Man Yiu Mr. Stephen YIU Kin Wah Dr. YANG Qiang PRINCIPAL BOARD COMMITTEES Audit Committee Mr. Stephen YIU Kin Wah (Chairman) Dr. Moses CHENG Mo Chi Mr. Paul CHOW Man Yiu Dr. YANG Qiang Remuneration Committee Dr. Moses CHENG Mo Chi (Chairman) Mr. Paul CHOW Man Yiu Mr. Stephen YIU Kin Wah Nomination Committee Mr. Paul CHOW Man Yiu (Chairman) Dr. Moses CHENG Mo Chi Mr. Stephen YIU Kin Wah COMPANY SECRETARY Ms. WONG Wai Lan, Grace (FCS, FCIS) AUDITORS PricewaterhouseCoopers PricewaterhouseCoopers Zhong Tian LLP LEGAL ADVISER Sullivan & Cromwell (Hong Kong) LLP REGISTERED OFFICE 60/F, The Center 99 Queen’s Road Central Hong Kong PUBLIC AND INVESTOR RELATIONS Tel: 852 3121 8888 Fax: 852 2511 9092 Website: www.chinamobileltd.com Stock code: (HKEX) 941 (NYSE) CHL CUSIP Reference Number: 16941M109 SHARE REGISTRAR Hong Kong Registrars Limited Shops 1712–1716,17/F Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong AMERICAN DEPOSITARY RECEIPTS DEPOSITARY BNY Mellon Shareowner Services P.O. Box 505000 Louisville, KY 40233-5000 USA Overnight Correspondence: The Bank of New York Mellon Shareholder Correspondence 462 South 4th Street, Suite 1600 Louisville, KY 40202 USA Tel: 1-888-269-2377 (toll free in USA) 1-201-680-6825 (international call) Email: shrrelations@cpushareownerservices.com Website: www.mybnymdr.com PUBLICATIONS As required by the United States securities laws and regulations, the Company shall file an annual report on Form 20-F with the US SEC before 30 April each year. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at: Hong Kong: China Mobile Limited 60/F, The Center 99 Queen’s Road Central Hong Kong The United States: BNY Mellon 240 Greenwich Street, 22nd Floor New York, NY 10286 USA 04

Annual Report 2018 Financial Highlights 201 8 201 7 Operating revenue (RMB million) 736,819 740,514 Of which: Revenue from telecommunications services (RMB million) 670,907 668,351 EBITDA1 (RMB million) 275,541 270,421 EBITDA margin2 37.4% 36.5% EBITDA as % of revenue from telecommunications services 41.1% 40.5% Profit attributable to equity shareholders (RMB million) 117,781 114,279 Margin of profit attributable to equity shareholders3 16.0% 15.4% Basic earnings per share (RMB) 5.7 5 5.5 8 Dividend per share – Interim (HK$) 1.826 1.623 – Final (HK$) 1.391 1.582 – Special dividend (HK$) – 3.200 – Full year (HK$) 3.21 7 6.40 5 Revenue from Telecommunications Services (RMB million) Profit Attributable to Equity Shareholders (RMB million) EBITDA (RMB million) Basic Earnings Per Share (RMB) 2018 117,781 2017 114,279 2018 670,907 2017 668,351 2018 275,541 2017 270,421 2018 5.75 2017 5.58 1 The Company defines EBITDA as profit for the year before taxation, income from investments accounted for using the equity method, finance costs, interest and other income, other gains, depreciation and amortization of other intangible assets. 2 EBITDA margin = EBITDA/Operating revenue 3 Margin of profit attributable to equity shareholders = Profit attributable to equity shareholders/Operating revenue 05

China Mobile Limited Company Profile China Mobile Limited (the “Company”, and together with its subsidiaries, the “Group”) was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange (“NYSE”) and The Stock Exchange of Hong Kong Limited (“HKEX” or the “Stock Exchange”) on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. As the leading telecommunications services provider in Mainland China, the Group provides full communications services in all 31 provinces, autonomous regions and directly-administered municipalities throughout Mainland China and in Hong Kong Special Administrative Region, and boasts a world-class telecommunications operator with the world’s largest network and customer base, a leading position in profitability and market value ranking. Its businesses primarily consist of mobile voice and data business, wireline broadband and other information and communications services. As of 31 December 2018, the Group had a total of 459,152 employees, and a total connection of 1.633 billion, with its annual revenue totalling RMB736.8 billion. The Company’s ultimate controlling shareholder is China Mobile Communications Group Co., Ltd. (formerly known as China Mobile Communications Corporation, “CMCC”), which, as of 31 December 2018, indirectly held approximately 72.72% of the total number of issued shares of the Company. The remaining approximately 27.28% was held by public investors. In 2018, the Company was once again selected as one of “The World’s 2,000 Biggest Public Companies” by Forbes magazine and Fortune Global 500 (100) by Fortune magazine, and recognized for three consecutive years in the global carbon disclosure project CDP’s 2018 Climate A List as the first and only company from Mainland China. The China Mobile brand was once again listed in BrandZ Top 100 Most Valuable Global Brands by Millward Brown ranking 21 in 2018. Currently, the Company’s corporate credit ratings are equivalent to China’s sovereign credit ratings, namely, A+/Outlook Stable from Standard & Poor’s and A1/Outlook Stable from Moody’s. 06

Annual Report 2018
Company Profile

China Mobile Principal Organizational Structure


China Mobile Communications Group Co., Ltd.
China Mobile (Hong Kong) Group Limited
China Mobile Hong Kong (BVI) Limited
72.72%
27.28%
Public shareholders
China Mobile Limited
China Mobile Communication Co., Ltd
Operating subsidiaries in 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong
Other specialized subsidiaries*

* Other specialized subsidiaries include:

- China Mobile Group Design Institute Co., Ltd.
- China Mobile Group Finance Co., Ltd.
- China Mobile Group Device Co., Ltd.
- China Mobile IoT Company Limited
- China Mobile International Limited
- China Mobile Information Technology Company Limited
- China Mobile Online Services Co., Ltd.
- MIGU Co., Ltd.
- China Mobile (Suzhou) Software Technology Co., Ltd.
- China Mobile (Hangzhou) Information Technology Company Limited
- China Mobile Internet Company Limited
- China Mobile TieTong Company Limited
- China Mobile Investment Holdings Co., Ltd.
- China Mobile Quantong System Integration Co., Ltd.
- China Mobile Financial Technology Co., Ltd.
- China Mobile (Chengdu) ICT Co., Ltd.
- China Mobile (Shanghai) ICT Co., Ltd.
- Aspire Holdings Ltd.

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China Mobile Limited Biographies of Directors and Senior Management EXECUTIVE DIRECTORS Mr. YANG Jie Age 56, Executive Director and Chairman of the Company, in charge of the overall management of the Company, joined the Board of Directors of the Company in March 2019. He is currently the Chairman of CMCC and a director and the Chairman of China Mobile Communication Co., Ltd. (“CMC”). Mr. Yang formerly served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of former China Telecommunications Corporation, President and Chairman of China Telecommunications Corporation, and President and Chief Operating Officer, Chairman and Chief Executive Officer of China Telecom Corporation Limited. Mr. Yang graduated from the Beijing University of Posts and Telecommunications majoring in radio engineering in 1984 and obtained a doctorate degree in business administration from the ESC Rennes School of Business, France in 2008. Mr. Yang is a professor-level senior engineer with extensive experience in management and telecommunications industry. Mr. LI Yue Age 59, Executive Director and Chief Executive Officer of the Company, in charge of the operation, strategic development as well as international business of the Company, joined the Board of Directors of the Company in March 2003. He is also the President and Director of CMCC and CMC. Mr. Li started his career in 1976 and previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the preparatory team and Vice President of CMCC, Chairman of Aspire, non-executive director of Phoenix Satellite Television Holdings Limited and Chairman of Union Mobile Pay Limited. Mr. Li holds a Bachelor’s degree in telephone exchange from the Correspondence College of Beijing University of Posts and Telecommunications, a Master’s degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and had won many national, provincial and ministerial level scientific and technological progress awards. Mr. Li has been engaging in telecommunications network operations and maintenance, planning and construction, operational management, development strategies and has many years of experience in the telecommunications industry. 08

Annual Report 2018 Biographies of Directors and Senior Management EXECUTIVE DIRECTOR Mr. DONG Xin Age 52, Executive Director, Vice President and Chief Financial Officer of the Company, principally in charge of corporate affairs, planning and construction, finance, human resources, internal audit and investor relations of the Company, joined the Board of Directors of the Company in March 2017. He is also a Vice President and Chief Accountant of CMCC and a Director and Vice President of CMC. In May 2018, Mr. Dong was appointed as a non-executive director of China Tower Corporation Limited (“China Tower”, a company listed in Hong Kong since 8 August 2018). Mr. Dong formerly served as a Deputy Director of Corporate Finance Division of Finance Department of the former Ministry of Posts and Telecommunications, a Director of Economic Adjustment Division of the Department of Economic Adjustment and Communication Clearing of the former Ministry of Information Industry of China, Director General of the Finance Department of CMCC, Chairman and President of Hainan Mobile, Director General of the Planning and Construction Department of CMCC, Chairman and President of Henan Mobile and Beijing Mobile. Mr. Dong received a Bachelor’s degree from Beijing University of Posts and Telecommunications in 1989, a Master’s degree in financial and accounting management from Australian National University, and a Doctoral degree in business administration jointly issued by Shanghai Jiao Tong University and ESC Rennes School of Business, France. Mr. Dong is a senior engineer and senior accountant with many years of experience in the telecommunications industry and financial management. INDEPENDENT NON-EXECUTIVE DIRECTORS Dr. Moses CHENG Mo Chi, GBM, GBS, OBE, JP Age 69, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2003. He was appointed as the Chairman of the Remuneration Committee in May 2016. Dr. Cheng is a practising solicitor and a consultant of Messrs. P.C. Woo & Co. after serving as its Senior Partner from 1994 to 2015. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He is now also serving as chairman of the Insurance Authority. Dr. Cheng currently holds directorships in Liu Chong Hing Investment Limited, China Resources Beer (Holdings) Company Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited, Tian An China Investments Company Limited and The Hong Kong and China Gas Company Limited, all of which are public listed companies in Hong Kong. Dr Cheng had ceased to be an independent non-executive director of ARA Asset Management Limited, a company formerly listed in Singapore. 09

China Mobile Limited Biographies of Directors and Senior Management Mr. Paul CHOW Man Yiu, GBS, SBS, JP Age 72, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2013. He was appointed as the Chairman of the Nomination Committee in May 2016. He was the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003, an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010, the Chairman of Hong Kong Cyberport Management Company Limited from June 2010 to May 2016, an independent non-executive director of Bank of China Limited from October 2010 to August 2016 and a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region from April 2015 to March 2017. Mr. Chow currently serves as an independent nonexecutive director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd, and CITIC Limited. Mr. Stephen YIU Kin Wah Age 58, an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2017. He was appointed as the Chairman of the Audit Committee in May 2018. Mr. Yiu is currently a Non-Executive Director of the Insurance Authority, an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited and ANTA Sports Products Limited, a Council member of The Hong Kong University of Science and Technology, and a member of the Exchange Fund Advisory Committee of The Hong Kong Monetary Authority and ICAC Complaints Committee. Mr. Yiu joined the global accounting firm KPMG (“KPMG”) in Hong Kong in 1983 and was seconded to KPMG in London, the United Kingdom from 1987 to 1989. Mr. Yiu became a partner of KPMG in 1994, served as the Partner in Charge of Audit of KPMG from 2007 to 2010, and served as the Chairman and Chief Executive Officer of KPMG China and Hong Kong as well as a member of the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from April 2011 to March 2015. Mr. Yiu formerly also served as a member of the Audit Profession Reform Advisory Committee and the Mainland Affairs Committee of the Hong Kong Institute of Certified Public Accountants. Mr. Yiu is a fellow member of the Association of Chartered Certified Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants of England and Wales. Mr. Yiu received a professional diploma in accountancy from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in 1983, and holds a master’s degree in business administration from the University of Warwick in the United Kingdom. 10

Annual Report 2018 Biographies of Directors and Senior Management Dr. YANG Qiang Aged 57, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2018. Dr. Yang is currently the Chief AI Officer of WeBank Co., Ltd., the Founding Director of the Big Data Institute, the Chair Professor and former New Bright Professor of Engineering and the former Head of the Department of Computer Science and Engineering of the Hong Kong University of Science and Technology (“HKUST”), as well as the Chief Scientific Consultant to Shenzhen Qianhai 4Paradigm Data Technology Co., Ltd. Dr. Yang had served as, among other posts, an Assistant Professor and a Tenured Associate Professor at the Department of Computer Science of the University of Waterloo in Canada from September 1989 to August 1995, a Tenured Associate Professor, an Industrial Research Chair and a Full Professor at the School of Computing Science of Simon Fraser University in Canada from August 1995 to August 2001, and an Associate Professor, a Full Professor and an Associate Head of the Department of Computer Science and Engineering of HKUST from August 2001 to June 2012. From 2009 to November 2014, Dr. Yang was also a Technical Consultant to the 2012 Laboratories of Huawei Technologies Co., Ltd. (“Huawei”) in charge of big data research, and served as, among other posts, the Founding Head of Huawei’s Noah’s Ark Research Lab and the Head of Huawei’s Big Data Committee. Dr. Yang received a bachelor’s degree in astrophysics from Peking University in 1982, master’s degrees in astrophysics and computer science from the University of Maryland, College Park in the United States in 1985 and 1987 respectively, and a doctor’s degree in computer science from the University of Maryland, College Park in 1989. 11

5G+ 4G Long-term Co-existence Promoting Synergistic Development

China Mobile Limited Chairman’s Statement I was honoured to be appointed Chairman of China Mobile in March 2019. I feel grateful for the trust of the Board, and the support of our shareholders, customers and the wider community. At the same time, I am well aware of the great responsibility bestowed on me and am keen to live up to the expectations of all our stakeholders. In the past few years, China Mobile has taken solid steps to implement our “Big Connectivity” strategy and made substantial progress. We boast the largest connection scale in the world and industry-leading profitability. Our development in 5G also places us firmly among the top operators in the world. This has ensured that we have a solid foundation in place to support our development into a global telecommunications operator defined by our cutting edge in digital innovation and helping us achieve a level of competitiveness that places us among the industry leaders from around the world. The technology revolution and industry transformation continue in waves. Beyond this, information and communications technology (ICT) is also facing an intergenerational transition as attention turns to the potential of 5G. The shift towards innovative and integrated technological application across industries is another factor driving the intelligent evolution of society. The future of 5G is unveiling itself over the horizon, giving us a path and direction of development. Planning our way ahead, I and my team here at China Mobile will seize every opportunity presented to us and steel ourselves for the inevitable challenges. Taking this course will enable us to sustain the quality development of the Company and be pioneers on the exciting journey to build a smart society. 14

Annual Report 2018 15 Chairman’s Statement 15

China Mobile Limited Chairman’s Statement Dear Shareholders, 2018 was a challenging year for telecommunications operators. Competition amongst peers changed in characteristics as products and services have become homogenized while cross-sector challenges have intensified. The value of traditional telecommunications business rapidly diminished, coupled with multiple challenges from a complex and rapidly-changing policy environment. In order to counter market competition, overcome the major obstacles in the ongoing reforms and enhance management, we continued to encourage everyone across the Company to take the “Big Connectivity” strategy even further and implement the integrated development of the “four growth engines”. Our concerted efforts and hard work have seen tangible results as we have established a clear direction of development for ourselves, delivering stable and healthy growth in operating results and continuously enhancing long-term sustainability. The combination of these hardearned achievements is the foundation for our strength in the future. OPERATING RESULTS China Mobile recorded operating revenue of RMB736.8 billion for the 2018 financial year, up by 1.8%1 compared to 2017. Amongst which, telecommunications services revenue amounted to RMB670.9 billion, or growth of 3.7%1 year-on-year. The structure of the “four growth engines” continued to improve, where the respective proportions of revenues from household, corporate and emerging businesses to the Company’s total revenue have increased. Total number of connections reached 1.633 billion, amongst which, 925 million were mobile connections. The number of wireline broadband connections leapt to 157 million with a robust expansion of connection scale. The Company also had an industryleading number of IoT (Internet of Things) smart connections totalling 551 million. Our main focus in 2018 was on further reducing costs and increasing efficiency, and our efforts yielded favourable results with a reduction in unit cost. Profit attributable to equity shareholders reached RMB117.8 billion, or RMB5.75 per share and an increase of 3.1% year-on-year, aligning our profitability over the years with the top operators internationally. The Board recommends a final dividend payment of HK$1.391 per share for the year ended 31 December 2018. Together with the interim dividend payment of HK$1.826 per share, the total dividend payment for the 2018 financial year increased by 0.4% year-on year and amounted to HK$3.217 per share. Full-year dividend payout ratio increased to 49%. Taking into consideration the Company’s financial position, its ability to generate cash flow and its future development needs, the Company will maintain a stable dividend payout ratio in 2019 and strive to create greater value for shareholders. The Board believes that our industry-leading profitabilityand ability to generate healthy cash flow will provide sufficient support for the Company’s future development and create favourable returns for our shareholders. BUSINESS TRANSFORMATION YIELDING SIGNIFICANT RESULTS We have furthered the integrated development of the “four growth engines” by maintaining our leadership in the personal mobile market while expanding our household, corporate and emerging businesses. This has resulted in an effective enhancement to our business structure and a shift of revenue growth streams. Faced with ever-escalating peer competition in the personal mobile market, we have moved swiftly to adjust our business strategy and seized the initiative to optimize our product portfolio. We have launched precision marketing initiatives and streamlined our service and management mechanisms, which resulted in enhanced customer satisfaction and business momentum. We maintained our market leadership with the market shares in terms of 4G customer net addition and data traffic increasing to about 50% in the fourth quarter of 2018. The total number of 4G customers reached 713 million in 2018, amongst whom 380 million were VoLTE (Voice over LTE) customers. Total handset data traffic increased by 182.1% year-onyear and in December 2018 4G DOU (average handset data traffic per user per month) stood at 6.6 GB. Mobile ARPU (average revenue per user per month) reached an industry-leading level of RMB53.1. The revenue growth rates are derived on a comparable basis after applying the new revenue standard (IFRS/HKFRS 15) to the revenue figures of last year pursuant to a static calculation. 16

Annual Report 2018 Chairman’s Statement We put a special focus on enhancing quality, speed and value for customers and furthering the development of our digital household business as we strive to cement ourselves as the recognized premium broadband provider. Our efforts have fuelled strong growth momentum in the household market. With a net increase of 37.42 million, the number of household broadband customers totalled 147 million and accounted for a market share of 41.5%. The number of customers for our digital set-top box “Mobaihe” reached 96.81 million, or a penetration rate of 65.9% in the household market. Household broadband blended ARPU reached RMB34.4, up by 3.2% year-on-year. The Company focused on the key sectors we had identified to develop our corporate business at the same time as being mindful of the massive addressable market from informatization. This strategy has greatly strengthened our competitiveness in the market. The number of corporate customers increased to 7.18 million, or year-on-year growth of 19.2%, bringing a 2.2 percentage point increase to our revenue market share in corporate telecommunications and informatization services, which stood at 38.5%. In order to grow our business by extending into verticals, we stepped up our business development efforts across major markets, broadening our one-stop service offering. In 2018, we had 11 industry applications that generated individual annual revenue of more than RMB100 million. Total number of connections reached 1,633 million, amongst which, the numbers of mobile, wireline broadband and IoT smart connections were 925 million, 157 million and 551 million respectively 17

China Mobile Limited Chairman’s Statement Our innovative operating model has assisted us to capitalize on emerging business opportunities by focusing on key products and achieving growth through high scalability. We have recorded a net addition of 322 million in IoT smart connections, boosting the total number of connections to 551 million. In some provinces and cities across China, the number of machine-tomachine connections has exceeded that of human-tohuman connections. Viewership of more than 4.3 billion was recorded for matches broadcasted on “MIGU Video” during the FIFA World Cup. Revenue of “MIGU Reading” exceeded RMB2.3 billion while the transaction value of our mobile payment business “and-Wallet” exceeded RMB2.5 trillion. ONGOING ENHANCEMENT TO SUSTAINABILITY The long-term development of the Company depends on our ability to draw on our established core strengths. Therefore, we placed great importance on upgrading our network infrastructure, enhancing innovative technology and boosting our research and development capability. The furtherance of open collaboration and internal reforms is also key to our sustainable growth. Our network coverage and quality continued to improve, with the number of 4G base stations increasing to 2.41 million. To effectively respond to the fast-growing demands for 4G handset data traffic, we have built a network covering more than 97.8% of administrative villages in China. Continuous coverage of our NB-IoT (Narrow band-Internet of Things) network has been extended to reach areas at township level and above across China. All our household broadband services are equipped with access capability of 100Mbps or above. We have also enhanced customer perception by the more efficient deployment of CDN (Content Delivery Network) edge nodes. Buoyed by our ongoing work to lay international submarine cables, cross-border terrestrial cables and PoPs (Points of Presence), we managed to achieve significant enhancements to our network capabilities, which is central to the progressive formulation of our international network comprising Information Highway (connectivity resources), Information Station (PoPs) and Information Island (data centres). Research on key technologies and technology standards has yielded encouraging developments. We led the formulation of 5G architecture standards and contributed a large number of proposals on R15 standard setting, which in this aspect put us ahead of other global telecommunications operators. The Company also served important roles in a number of international organizations for standard formulation, which have increased our influence in international information and communications discourse. We have steadily pushed ahead on network evolution and upgrade, and are proactively conducting tests on the 5G network and trials on 5G business applications. We accelerated the development of NFV (Network Function Virtualization) and SDN (Software Defined Networking) and put our virtualized NB-IoT core network into commercial use. We have actively built out the infrastructure for “5G+ edge computing” smart connection and continued to drive the application of our new technologies such as cloud computing, big data and artificial intelligence on a large scale. We continued to promote open collaboration with other industry participants. Initiatives have included furthering the roll-out of the “1-3-9 Collaborative Plan” to drive the development of one new network, three industry alliances and nine capability applications. The capability sharing platform, which was part of this collaboration initiative, was recognized as a national model of shared economy platform in China. The capability applications on the platform were deployed more than 800 billion times cumulatively while more than 300,000 other applications were incubated on it. In order to achieve synergy across industries, we have made equity investments to enable collaborative development. We have initiated the 5G Joint Innovation Industry Fund to facilitate endto- end 5G industry adoption. We have made favourable progress in a number of strategic co-operations with local governments and large corporations to develop innovative 5G applications. This has included “5G+ High Definition Videos”, and applications for key verticals such as transportation and healthcare. Further reforms have also produced positive results such as centralized IT systems. We have taken steps to consolidate our IT capabilities and seen a clear improvement in the response rate for IT support across the network. We have established three industrial research institutes in Shanghai, Xiong’an New Area in Hebei Province and Chengdu in Sichuan Province to promote professional operations in businesses such as e-commerce and location services, further streamlining the organizational structure relating to our digital services. We have established centralized operation centres, developed a multi-layer online and offline marketing system, and launched an all-round innovative shared service model, all of which have enhanced 18

Annual Report 2018 Chairman’s Statement our management structure and operating efficiency. Reforms have also been extended to and sped up in our subsidiaries, three of which – MIGU Co., Ltd., China Mobile Group Device Co., Ltd. and China Mobile Online Services Co., Ltd. – were selected by China’s State-owned Assets Supervision and Administration Commission following its initiative of implementing state-owned enterprise reforms in certain selected subsidiaries of central enterprises and local state-owned backbone enterprises (the “Double-hundred Action”). CORPORATE GOVERNANCE We always uphold the principles of integrity, transparency, openness and efficiency and fully complied with all applicable listing rules to ensure good corporate governance. We have been enhancing the composition of our Board membership, ensuring diversity and fully leveraging the experience and expertise of our independent non-executive directors, so as to introduce ongoing improvements to our governance structure and decisionmaking mechanisms. Throughout the Company there is a commitment to enhancing compliance management and ensuring best practices in our daily operations through initiatives such as the “Safeguarding Compliance” programme. We further reinforced the legal accountability of the first responsible persons as we improve our regulatory system to ensure that the Company complies with the law. We are dedicated to enhancing our risk and internal control systems, increasing the level of competence in risk detection and management. Further strengthening the supervision over key issues and critical areas, such as procurement and capital deployment, allows us to more effectively mitigate business risks and close any gaps in our business management processes as we strive for sustainable and quality operations. SOCIAL RESPONSIBILITY AND ACCOLADES During 2018 the Company made a substantial effort to fulfil our social responsibility, making use of our expertise to satisfy more people’s needs as they pursue a better life. To play our part in narrowing the digital divide and alleviating poverty, we continuously improved mobile telecommunications and broadband networks in villages and remote areas of China. As of the end of 2018, we have covered a total of 546,000 administrative villages with 4G services and 417,000 administrative villages with wireline broadband services. At the same time, we have proactively launched tariff concession plans in targeted poverty-alleviation efforts for people in need. Our proprietary Targeted Poverty Alleviation System (TPAS) won the top prize under the E-government action line at the 2018 World Summit on the Information Society (WSIS). As of the end of 2018, the system has been adopted by 71 cities and counties in 14 provinces across China, covering 8.11 million disadvantaged individuals. The Company has successfully completed 4,899 emergency communications missions in 2018, participating in coordinated disaster and emergency r e s c u e e f f o r t s a n d e n s u r i n g u n i n t e r r u p t e d communications during major incidents. We have taken the initiative to combat evolving telecommunications frauds and cybercrime in order to create a healthy and safe industry environment. To protect our customers’ privacy, we launched various services such as “and- Multiples” (a service feature allowing an individual customer to have multiple numbers on one SIM card) and “Intermediate Number” (a service feature “encrypting” the numbers of two parties during business transactions). 19

China Mobile Limited Chairman’s Statement In terms of energy saving and emissions reduction, we continued to implement the “Green Action Plan” to reduce our carbon footprint. During the year, the overall energy consumption per unit of information flow further reduced by 57% compared to that of 2017. We advocated environmental protection among our suppliers, with the rate of eco-friendly packaging usage on new devices extending to 67%. China Mobile is the only company from Mainland China to be included in the CDP (Carbon Disclosure Project) managed global Climate A List for three consecutive years. Across the Company charitable projects were undertaken to help people in need. The “Blue Dream” education project has provided professional training for 115,782 primary and secondary school principals cumulatively in rural villages across Central and Western China. The “Heart Caring” campaign, since its inception, has sponsored the surgery of 5,358 impoverished children with congenital heart disease. This campaign won the “Outstanding Philanthropy Programme” award at the 10th China Philanthropy Awards. The “MIGU Run” philanthropy platform established by China Mobile’s innovative business unit has attracted participation from 4.5 million people to date. Our achievements have received wide recognition. To name a few, we were a Platinum Award winner at The Asset Corporate Awards 2018 and received Asia’s Icon on Corporate Governance award and Asia’s Best Investor Relations Company award from Corporate Governance Asia. We were top of the list of CSR Development Index – Chinese Enterprises in Ten Years (2009-2018) in the Research Report on Corporate Social Responsibility released by the Chinese Academy of Social Sciences. Moody’s and Standard & Poor’s maintained our corporate credit ratings at the same level as China’s sovereign ratings in 2018. REGULATORY POLICIES In 2018, in response to the government’s “speed upgrade and tariff reduction” requirements, we have completely cancelled domestic data “roaming” tariffs while lowering the tariffs for handset data, household broadband and dedicated corporate Internet access. This has brought benefit to a cumulative total of 1.93 billion customer engagements and 2.888 million small and medium-sized enterprises. As a result of the wider application of new technologies, we have managed to continuously reduce network costs which, in turn, enabled us to provide quality and value-for-money information services to more customers. We were able to effectively balance the requirements of “reducing tariffs” by increasing usage volume and maintaining value with the adoption of innovative operating models as well as enriching our product portfolio to scale up the level of sales despite a smaller profit margin. To promote the development of “Internet+” and “Digital China”, the Chinese government has decided to continue to impose the “speed upgrade and tariff reduction” requirements in 2019. This year will also see the pilot launch of gigabyte broadband connections in urban areas and reforms undertaken to upgrade long-distance education and healthcare networks. The authorities will also drive an upgrade in capacity for mobile network base stations. Broadband tariffs for small and medium enterprises will further reduce by 15% on average while tariffs for handset data will similarly see average reductions of more than 20%. Mobile Number Portability will also be implemented across the country. China Mobile will continue to implement the “speed upgrade and tariff reduction” regulatory requirements, and at the same time, leverage our established advantage in network quality. We will also strive to integrate further our businesses and promote product innovation. These efforts will allow us to maintain the growth momentum particularly through an acceleration in the Company’s pace of digital transformation. 20

Annual Report 2018 Chairman’s Statement INDUSTRY REFORMS The macro-economic environment and the industry landscape are currently undergoing “gear-changes” on four fronts. Overall, the economy is shifting from fastpaced expansion to high quality growth. Information and communications technology (ICT) has rapidly developed from being purely the enabling infrastructure to become a core force leading the wider economic growth. The fundamental telecommunications business is also shifting its dynamics from economies of scale to value creation by maximizing the connections and capabilities already in place. Finally, competition in the information and communications market has been changing fast. The winning factors now lie not only in the business fundamentals but also in the suite of capabilities. Against this backdrop, the Company will be presented with opportunities as well as facing challenges. As development accelerates further, 5G will become the key infrastructure to promote economic and social digitalization. The integration and innovation in artificial intelligence and big data will continue, driving the rapid evolution of connectivity, perception and intelligent technology, which will become an omnipresent reality. The Internet will expand from a technology that focuses on individual consumption to the Internet of Industries with industrial uses at the forefront. All these factors will present us with unique opportunities at this point in time to boost connectivity scale, strengthen connectivity application and optimizse connectivity service. The opposing force to this dynamic arises as the Company faces serious challenges related to technology upgrade and market competition. The revolutionary 5G network architecture will increase the complexity of both operations and management. Inevitably there will be some weaker parts in the industry chain and vertical application during the early stages at the very least. Business and operating models will require change. The homogenized offerings amongst competing telecommunications operators will continue to give rise to new dynamics and areas of competition. Facing this paradigm, ICT industry players equipped with broadbased technology are striving to dominate key nodes of the industrial value chain, forming a multi-faceted business landscape with players from both within the industry and cross-sector vying competitively. The Company will seek to anticipate the new trends in the macro-environment and industry development, making pre-emptive moves to seize the new opportunities arising with the transition between economic growth drivers. We will also plan and prepare to tackle future difficulties and challenges. OUTLOOK FOR 2019 As we move into the new year, we will continue to take thoughtful actions and practical steps, and have every confidence in maintaining our strategic focus on accelerating innovation and effective operations. These efforts, together with our adherence to openness and collaboration, will lead to new competitive strengths that support our high-quality development. First, we will further integrated development to reinforce our industry leadership. Responding to the changes in customers’ consumption behaviours and aspirations that lead to more demand, we will focus on the harmonized and balanced development of the “four growth engines”, in parallel with striving to increase revenue. We will leverage the synergy brought about by the interactions amongst our personal mobile, household, corporate and emerging businesses to reinforce customer touch points and speed up the integration of users, businesses and services. The keen focus on industry collaboration will not only lead to the creation of an integrated ecosystem with key partners from different areas such as digital content, vertical industry chains and international business, but also enable us to fully leverage the complementary strengths amongst these partners. Secondly, we will work to reduce costs, increase efficiency and scale up efforts to exercise delicate management. Following a policy of prudent cost control and adopting flexibility in a suite of asset management tools including disposal, restructuring and revitalization of resources, we will improve our asset operation quality and optimize resource efficiency. It will be possible to significantly reduce operational and maintenance costs by fully leveraging smart technology. We will speed up the development of digital channels and shut down underperforming and ineffective physical retail outlets. We will increase internal synergies throughout the Company to enhance our centralized operational 21

China Mobile Limited Chairman’s Statement capability and accelerate our response speed. We will strengthen our capabilities in risk prevention, putting in place sound procedures and mechanisms that cultivate a culture of governance clearly in line with the rule of law. Thirdly, we will enhance our customer service in order to obtain an industry-leading customer satisfaction rate. We will continue to strengthen customers’ perception of our 4G network, enhance our household broadband and dedicated corporate lines, and upgrade product quality to serve the changing needs of customers. We aim to build an operations and development system driven by the “four growth engines”, enhancing both the service levels to address our customers’ demands and the areas that need more attention. We will accelerate the rebranding of our “GoTone” product, making full use of its brand advantages to strengthen customer retention and maintain customer value. Fourthly, our innovation-led strategy will drive business transformation in a systematic way. We will continue to conduct tests on the 5G network and perform trials on business applications to ensure the pre-commercial launch of 5G services this year. We aim to provide direction and leadership for 5G development, exploring suitable 5G products and business models with industry partners. To build a strong foundation for the ongoing transformation towards an intelligent network, we will speed up the pace of network upgrades and strengthen our core capabilities. The Company will expand into new retail business and strive for the large-scale development of our own branded intelligent hardware. We will build up our capabilities in key business areas and develop an open and shared innovative ecosystem. In order to realize a win-win situation, we will continue to enhance the collaborative opening-up efforts, reinforcing industrial cooperation, investment planning and international expansion. Fifthly, deep reforms will infuse vitality into our organization and systems. The IT reform will help us centralize and optimize our overall IT capability. With regard to our digital business, we will develop solutions for verticals and build our professional operational ability in e-commerce. We will actively explore new operating models to further optimize and find innovative approaches to areas such as network maintenance and market operation. We were honoured to be selected as a showcase in developing China’s world class corporations, and will take this opportunity to increase engagement and infuse new energy into our organization by enhancing performance-related incentive and appraisal mechanisms. The Company is committed to implementing reforms in our subsidiaries and turning them into high-potential enterprises, as part of the “Double-hundred Action”. 2019 marks the starting point of our march into an information society powered by 5G. It is also a banner year in which we strive to realize the “Big Connectivity” strategic goal. The Company is determined to live up to the tremendous trust bestowed upon us by investors and shareholders by achieving ever-stronger operating results. We will strive to achieve more than 2.0 billion connections, favourable growth in telecommunications services revenue and, on a comparable basis2, stable-torising growth in profit in 2019. These targets are based on the assumption that there will be no unexpected changes to the regulatory environment in 2019. 2 “Profit on a comparable basis” : refers to net profit after excluding the impact of the one-off gain resulting from the public listing of China Tower Corporation Limited and the new accounting standard on leasing. 22

Annual Report 2018 Chairman’s Statement ACKNOWLEDGEMENT I would like to take this opportunity to express my sincere gratitude to Mr. Shang Bing, who has recently retired from the role of Chairman. During his service, Mr. Shang Bing made tremendous contribution in his leadership of the Company and achieved remarkable progress, leading the Company to achieve robust growth in the 4G era while laying a solid foundation for the Company’s 5G development. On behalf of the Board, I thank Mr. Shang Bing for his unequalled legacy to China Mobile. We would not have achieved what we have without the hard work and contribution of all our staff, the longstanding support of our customers and shareholders, partnership from all industry participants, the trust from the regulatory authorities, and the confidence bestowed upon us by members of the community. On behalf of the Board, I would like to extend my sincere thanks to all of them. We will continue to work towards our goal of becoming the “world’s leading operator in digital innovation”, striving to build a first-tier global enterprise with international competitiveness and continuing to create greater value and returns for our shareholders, customers, staff and the wider community. Yang Jie Chairman Hong Kong, 21 March 2019 23 Annual Report 2018 Chairman’s Statement ACKNOWLEDGEMENT I would like to take this opportunity to express my sincere gratitude to Mr. Shang Bing, who has recently retired from the role of Chairman. During his service, Mr. Shang Bing made tremendous contribution in his leadership of the Company and achieved remarkable progress, leading the Company to achieve robust growth in the 4G era while laying a solid foundation for the Company’s 5G development. On behalf of the Board, I thank Mr. Shang Bing for his unequalled legacy to China Mobile. We would not have achieved what we have without the hard work and contribution of all our staff, the longstanding support of our customers and shareholders, partnership from all industry participants, the trust from the regulatory authorities, and the confidence bestowed upon us by members of the community. On behalf of the Board, I would like to extend my sincere thanks to all of them. We will continue to work towards our goal of becoming the “world’s leading operator in digital innovation”, striving to build a first-tier global enterprise with international competitiveness and continuing to create greater value and returns for our shareholders, customers, staff and the wider community. Yang Jie Chairman Hong Kong, 21 March 2019 23

China Mobile Limited Corporate Recognitions 24

Annual Report 2018 Corporate Recognitions 25

5G+ AICDE Convergence of New Information Technologies Providing Applications in More Diverse Forms and Varieties AICDE (AI, IoT, Cloud Computing, Big Data, Edge Computing) 27

China Mobile Limited

Business Review

The "Big Connectivity" strategy and integrated development of the "four growth engines" continued to play an overarching role in the Group's master plan for the year 2018. Following this plan were the Group's meticulous and steadfast efforts to introduce reforms, foster innovation and leverage operational synergy, which constituted a springboard for ongoing sustainable growth. Attesting to this, the Group concluded 2018 with stable and healthy operating performance, delivering favourable growth in revenue and net profit with all business lines presenting a positive momentum of development.

KEY OPERATING DATA

	2018	2017	Change %
Mobile Business			
Customer Base (million)	925	887	4.3
Of Which: 4G Customer Base (million)	713	650	9.7
Net Additional Customers (million)	37.9	38.3	–1.1
Of Which: Net Additional 4G Customers (million)	63	114	–44.8
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)	320	366	–12.5
Average Handset Data Traffic per User per Month (DOU) (GB/user/month)	3.6	1.4	166.2
Average Handset Data Traffic per 4G User per Month (DOU) (GB/user/month)	4.3	1.7	151.2
Average Revenue per User per Month (ARPU) (RMB/user/month)	53.1	57.7	–8.0
Broadband Business			
Wireline Broadband Customer Base (million)	157	113	39.0
Of Which: Household Broadband Customer Base (million)	147	109	34.2
Wireline Broadband ARPU (RMB/user/month)	33.5	35.1	–4.5
Household Broadband Blended ARPU (RMB/user/month)	34.4	33.3	3.2
Internet of Things ("IoT") Business			
Smart Connections (million)	551	229	140.7

28

Annual Report 2018 Business Review OPERATING PERFORMANCE The Group continued to enjoy market leadership in 2018. Telecommunications services revenue reached RMB670.9 billion and the Group has achieved a further enhancement to its revenue structure, where the respective proportions of revenues from its household market, corporate market and emerging business to its total revenue have remarkably increased. 4G customer base has recorded a net addition of 63.14 million to reach 713 million. Handset data traffic has risen by 182.1% and handset DOU has reached 3.6GB, maintaining burgeoning growth. The Group’s broadband business has also reported a big leap, with the number of household broadband customers increasing by 34.2% to reach 147 million. The Group’s corporate market has also demonstrated an upsurge in competitiveness, with the corporate customer base reaching 7.18 million subsequent to a net addition of 1.16 million. In the meantime, the IoT business witnessed notable growth with the number of IoT smart connections registering a net addition of 322 million to reach 551 million. THE “FOUR GROWTH ENGINES” DELIVERING VISIBLE RESULTS The Personal Mobile Market In response to intense market competition, the Group has swiftly adjusted its operating strategy and seized the initiative, making full use of price elasticity. In addition to further enhancing its product portfolios to better match customer needs, the Group has adopted precision marketing and taken retention measures to targeted customers by making use of big data. These efforts have shown a beneficial effect on the Group’s customer service level. In the fourth quarter of 2018, the market shares of the Group’s 4G net-add customers and data traffic have both rallied to around 50%, suggesting that the Group has preliminarily reversed the market competitive trend in its favour and continued to maintain a leading position in the industry. In addition to effectively responding to market competition, the Group further ploughed on with its data business by launching innovative “data + contents + customer benefits” combo packages that spurred usage growth and rapidly boosted data traffic. In December 2018 alone, 4G handset customer DOU has increased by 171.1% year-on-year to exceed 6.6GB. The Group has also put a persistent effort to enhance high definition VoLTE (Voice over LTE) services and the number of VoLTE customers has rapidly increased to 380 million. Integrated development of the “four growth engines” Further refined revenue structure 29

China Mobile Limited Business Review The Household Market By consistently adopting a business development approach focusing on enhancing network speed, quality and value, the Group continued to boost broadband quality and crafted a high-quality brand image for this business line. Thanks to these efforts, the Group’s household market has maintained a robust growth momentum in general. Household broadband customer base has recorded a net addition of 37.42 million to reach 147 million, of which, the proportion of customers subscribing to products with bandwidth of 100Mbps or above has increased by 45 percentage points year-on-year to reach 67%. To increase customer loyalty and value, the Group has also worked further on cultivating the digital family’s ecology, strengthened broadband accessibility and forged ahead with the integrated development of an array of businesses including “Mobaihe” (a set-top box that provides high-definition video-on-demand service), “and-Mu” (a family surveillance camera) and “Smart gateway”. The number of “Mobaihe” customers has reached 96.81 million subsequent to a net addition of 39.56 million, and accounted for 65.9% of the total number of broadband customers. Household broadband blended ARPU has risen by 3.2% year-on-year to reach RMB34.4. The Corporate Market As a move to extend its foothold in the blue-ocean corporate market, the Group has forged ahead with plans to further strengthen its corporate products and operations, with a special focus on key industry sectors. The Group’s corporate market has demonstrated increased competiveness and its contribution to the Group’s overall revenue growth has gone up further. The revenue market share of the Group’s corporate telecommunications and informatisation service has increased by 2.2 percentage points to reach 38.5%. The revenues of the Group’s key products, dedicated line services and IDC, recorded RMB18.03 billion and RMB7.25 billion respectively. In the meantime, the Group has also scaled up efforts to develop vertical markets. Specifically, more than 180 million pieces of equipment were connected with the Group’s Industrial Internet cloud platform and a total of 83.95 million vehicles were connected with the Group’s Internet of Vehicles network. The Emerging Business The Group has redoubled its efforts to develop an innovative business model and craft key products. Revenue from the Group’s emerging business has posted a rapid increase and become a major contribution to the Group’s overall revenue growth. The Group has also scaled up efforts to promote full-fledged product lines. Illustratively, FIFA World Cup viewership on “MIGU Video” has totalled 4.3 billion at all available viewing channels. At the same time, “and-Wallet” recorded a total annual transaction amount of more than RMB2.5 trillion. Additionally, spurred by the Group’s initiatives to accelerate the development of IoT business, the number of IoT smart connections amounted to 551 million, of which, a total of 79.88 million were machine or equipment connections under the OneNET open platform. This massive scale has enabled OneNET to become one of the largest IoT platforms in the world in terms of the number of connections. Following measures with a view to expediting industry applications and proactively expanding cloud computing and big data businesses, revenue from ICT, cloud computing and big data businesses realised a robust expansion to RMB4.19 billion. 30

Annual Report 2018 Business Review CONTINUOUSLY IMPROVING QUALITY AND SERVICE The Group realizes that quality is the lifeline for a telecommunications operator and the ability to provide exceptional services constitutes a core competitive advantage that enables a company to achieve sustainable growth. While the Group has stepped up efforts to lift network quality for its 4G, household broadband, corporate markets in 2018, it continued to show unwavering devotion to providing exceptional customer services and place a relentless focus on its valued customers. The Group has redoubled its efforts to raise service standard and striven to establish itself as a telecommunications operator with long-lasting prestige and reputation. The Group has persistently taken measures to enhance customer perception. As to the mobile market, the download speed of its 4G network has shown a stable-to-rising development trend. In addition, a focus has been placed on handling customer complaints and customer satisfaction showed steady improvements. As to the broadband market, the Group has witnessed a continuous increase in the proportion of customers subscribing to products with high bandwidth and a persistent enhancement to customer perception on its household broadband services. Furthermore, the Group has set the seal on the standard service workflow that comprises installation, maintenance and service. The turnaround time for installing household broadband products and handling complaints has shortened by 13% and 15% respectively. As to international roaming services, the Group has provided roaming services in 260 locations and LTE roaming services in 181 locations around the world. As to telecommunications security, the Group is devoted to implementing measures to protect customer information security and privacy, and has proactively taken part in activities to curb new types of unlawful behaviours and crimes taken place in the telecommunications networks. It has also regularly performed assessments on customer information security and strengthened closed loop management on an ongoing basis, creating a healthy and safe telecommunications environment for customers. The Group has stepped up efforts to persistently enhance products and services. It has completely cancelled domestic data “roaming” tariff and endeavoured to promote large data packages. Innovative products which combine contents and customer benefits have been launched to better satisfy customer needs. The Group has also striven to rebrand “GoTone” and adopted a more sophisticated brand management strategy stressing customer segmentation, resulting in a reinforced sense of loyalty and sense of gain amongst customers. Meanwhile, the Group has undertaken further work to transform marketing channels, where more traditional services are rendered via intelligent, internet-based channels. A total of 62.3% of key business transactions are handled via electronic channels, up by 4.8 percentage points from last year. As an effort to promote experiential and interactive marketing and services, the Group has also assigned certain physical retail outlets to pilot marketing transformation by adopting the “new retail” model. 31

China Mobile Limited Business Review STRENGTHENING BUSINESS TRANSFORMATION Taking into account the development needs of the “four growth engines”, the Group has proactively sharpened its competences and persistently enhanced its long-term sustainability by taking a number of initiatives with a special focus on spreading the tenets of “centralised management, operational specialisation, market-oriented mechanism, lean organisation structure and process standardisation”. Network capability has scaled new heights. With a total of 3.85 million mobile base stations (inclusive of 2.41 million 4G base stations), the Group boasted a 4G network covering more than 99% of the population in mainland China. The Group ranked first in the industry in terms of 4G coverage rate in urban areas, 4G overall coverage rate on High Speed Rail and successful VoLTE call connection rate. It also enjoyed an industry-leading 4G Customer Net Promoter Score and 4G network satisfaction rate. The Group’s NB-IoT network has achieved continuous coverage in areas at township level and above across China. Meanwhile, the Group has also set its sights on further enhancing broadband network coverage and quality, where broadband network connection with at least 100Mbps bandwidth is now available for all household customers and FTTH penetration rate has reached 92%. The Group has also launched the “content leadership” campaign which championed the efficient deployment of CDN (Content Delivery Network) service nodes. CDN capacity built by the Group has increased by 63% and unified content distribution traffic has increased by 3.6 times. At the same time, the Group has expedited the planning and construction of the distribution networks for international and corporate dedicated lines, resulting in an appreciable increase in the capacity of distribution networks. The Group continued to bolster internal core capabilities. It has taken a leading role in formulating the 5G network architecture standards and actively put forward proposals on 5G standard. To put this into perspective, the Group managed to capture the first place in the “network” category and the second place in the “wireless” category amongst global telecommunications operators in terms of the number of R15 proposals submitted. Serving important roles in a number of international organisations for standard formulation and owning a leading number of patents amongst global telecommunications operators in the international 4G patent pool, the Group has also increased its influence in the international information and communications discourse. In addition, the Group has fully capitalized on its research and development on artificial intelligence, with its intelligent robot “Yi Wa” serving the largest number of monthly customer service cases in the world. The Group has also left a mark on nurturing proprietary cloud computing and big data products. Attesting to this, the Group has scaled up efforts to internally penetrate their operational use and externally redraw their market boundary, and achieved the highest percentage of internally-developed resource pools and platforms in the industry. Meanwhile, the Group has taken actions to internally develop, centralise and optimise its overall IT capability, making a clear improvement in the response rate for IT support across the network. The Group continued to foster open co-operation. It has comprehensively launched the “1-3-9 Collaborative Plan” and constructed a well-rounded open platform that provides a broad avenue for participants to share their capabilities using online and offline channels, encouraging domestic and overseas industry chain players to explore the frontiers of innovation. The Group has also expedited measures that allow open access to existing fully-fledged service capabilities, in particular, the telecommunications capability open platform has served more than 150,000 companies, and the centralised certification platform has, on average, processed 670 million accreditations daily. By initiating the establishment of 5G Joint Innovation Industry Fund, the Group has facilitated end-to-end 5G industry adoption. With a view to strengthening strategic co-operation with external parties, the Group has entered into several strategic cooperation agreements with 11 local governments, 15 sizable enterprises and organizations, and achieved positive progress in more than 200 joint projects focusing on selected key areas. 32

Annual Report 2018 Business Review CONTINUOUSLY ENHANCING INVESTMENT EFFICIENCY The Group is at a critical stage of development with a pressing need to undertake business transformation and build up network capability reserves. While the Group will focus on laying a solid foundation for the rapid growth of core businesses and securing market leadership in the next phase of development, it will remain committed to raising investment efficiency by sophisticated planning, targeted investments and sensible deployment of resources. Actual capital expenditure amounted to RMB167.1 billion for 2018, with capital expenditure to service revenue ratio falling by 1.7 percentage points from 2017. Capital expenditure has effectively supported business development and the Group continued to see rising investment efficiency. Capital expenditure was spent primarily for the purposes of strengthening 4G network capacity in targeted areas, boosting broadband quality and speed, reinforcing the corporate market, bolstering transmission, improving IT support and so forth. In order to satisfy the needs arising from the growth of the “four growth engines” and the forthcoming network evolution, the Group plans to spend a total capital expenditure of RMB149.9 billion for 2019 (excluding 5G precommercial use), representing a decrease of 10.3% from 2018. The total capital expenditure for 2019 (including 5G pre-commercial use) will be less than the total capital expenditure for 2018. Capital expenditure will serve for a variety of purposes which primarily include catering for the growth of 4G data traffic, raising broadband quality and speed, securing investments for the corporate market, laying a solid foundation for the Group’s transformational development and promoting network evolution and upgrades. The capital expenditure plan will be mainly supported by cash generated from operating activities. Central to the Group’s overarching plan is to make investments that allow the Group to stay at the market forefront, foster innovation, ensure growth and enhance efficiency. The Group will continue to make targeted investments and refine its investment structure, with a view to satisfying business development needs and striving to continuously lift resource utilization efficiency. 33

5G+ ECOLOGY Construct an Ecosystem Fully Assimilated into all Society Sectors

China Mobile Limited Financial Review In 2018, the Company further deepened the implementation of the “Big connectivity” strategy and the integrated development of the “four growth engines”, enhanced the differentiation of products and services, fully utilized price elasticity and stimulated customer demand. In the face of severe adversities resulting from stiffening market competition, a rapid decline in data value and a significant reduction in revenue subsequent to the cancellation of data “roaming” charges, the Group has made prompt adjustments to its business strategy, proactively responded to market competition, further consolidated its market share and customer base, and improved the network and service quality. Following its endeavours to increase revenue and reduce costs, the Group’s annual results achieved steady growth. The Company has continued to actively promote its low-cost, high-efficiency operation model, conducted resources utilization evaluation in key areas, and optimized its strategies, budget and performance-based salary management. The Group’s operational efficiency has remained favorable, thereby maintaining its profitability at the international first-class operators’ level and continuously creating value for shareholders. 201 8 201 7 Chang e Operating revenue (RMB million) 736,819 740,514 –0.5% (1.8%*) Revenue from telecommunications services (RMB million) 670,907 668,351 0.4% (3.7%*) Revenue from sales of products and others (RMB million) 65,912 72,163 –8.7% (–14.0%*) EBITDA (RMB million) 275,541 270,421 1.9% EBITDA margin 37.4% 36.5% 0.9pp Profit attributable to equity shareholders (RMB million) 117,781 114,279 3.1% Margin of profit attributable to equity shareholders 16.0% 15.4% 0.6pp Basic earnings per share (RMB) 5.7 5 5.5 8 3.1% * The revenue growth rates in brackets are derived on a comparable basis after applying the new revenue standard (IFRS/HKFRS 15) to the revenue figures of last year pursuant to a static calculation. Strive to reduce costs and raise efficiency Maintain favourable profitability 36

Annual Report 2018 Financial Review OPERATING REVENUE In 2018, the Company’s operating revenue reached RMB736.8 million, down by 0.5% compared to the previous year, of which revenue from telecommunications services was RMB670.9 billion, up by 0.4% compared to the previous year. After applying the new revenue standard (IFRS/HKFRS 15) to the revenue figures of last year pursuant to a static calculation, the corresponding growth rate of operating revenue and telecommunications service revenue stood at 1.8% and 3.7%, respectively, on a comparable basis. The cancellation of domestic data “roaming” charges, which has been implemented since July 2018 in compliance with the state’s requirements, has posed a significant impact on the Group’s revenue. In addition, the increase in competition has led to a rapid decline in data value. The growth in the Group’s telecommunications services revenue has been under tremendous pressure. Revenue from voice services Due to the substitution effect of mobile Internet, the cancellation of handset domestic long-distances roaming tariffs and other factors, revenue from voice services continued to decline to RMB108.1 billion, down by an everaccelerating rate of 31.1% compared to the previous year, representing 16.1% of revenue from telecommunications services, down by 7.4 percentage points compared to the previous year. Revenue from data services Revenue from data services was RMB542.1 billion, up by 9.9% compared to the previous year, representing 80.8% of revenue from telecommunications services, up by 7.0 percentage points compared to the previous year. The Group’s revenue structure was further optimized. As a result of the Group’s continuous enrichment of its data products, enhancement of its precise marketing and deepening of its data traffic refined operation, data traffic business maintained a rapid growth. Revenue from wireless data traffic was RMB383.3 billion, up by 5.0% compared to the previous year, and was the significant engine of revenue growth. However, due to factors such as increasing competition and the cancellation of domestic data “roaming” charges, the revenue growth rate has declined. Wireless data traffic revenue as a proportion of revenue from telecommunications services rose to 57.1%. SMS/MMS services revenue was RMB28.8 billion, up by 2.6% compared to the previous year. The Group has actively established high-quality broadband products, enhanced network service quality and enriched the contents and applications for the household market, thereby maintaining a strong growth in the number of broadband customers. Revenue from wireline broadband services reached RMB54.3 billion, up by 36.6% compared to the previous year, and became the significant source of growth for the Group’s revenue. The applications and information services made a breakthrough, with a rapid growth in dedicated lines, IDC, Internet of Things, “MIGU Video” and other businesses. Revenue from applications and information services was RMB75.7 billion, up by 24.8% compared to the previous year, representing a further enlarged scale of operation. Revenue from sales of products and others In order to provide customers with a broader offering of terminals with more diversified functions, the Group actively promoted the sale of handsets through open channels, so its sales of handsets continued to decrease. Revenue from the sales of products and others was RMB65.9 billion, down by 8.7% compared to the previous year. The Group’s terminal sale business mainly serves to facilitate the expansion of the core telecommunications services, and hence its profit contribution is relatively low. 37

China Mobile Limited
Financial Review

OPERATING EXPENSES

The Group continued to adhere to the principles of "forward-looking planning, effective resources allocation, rational investment and refined management" in cost control, strived to decrease expenditure and increase efficiency, reduced per unit business costs, and maintained a favorable profitability.

In 2018, the Company's operating expenses were RMB615.4 billion, down by 0.8% compared to the previous year. Operating expenses represented 83.5% of operating revenue.

	2018 RMB million	2017 RMB million	Change
Operating expenses	615,432	620,388	–0.8%
Leased lines and network assets	47,470	46,336	2.4%
Interconnection	20,692	21,762	–4.9%
Depreciation	152,545	149,780	1.8%
Employee benefit and related expenses	93,939	85,513	9.9%
Selling expenses	60,326	61,086	–1.2%
Cost of products sold	66,231	73,668	–10.1%
Other operating expenses	174,229	182,243	–4.4%

Leased Lines and Network Assets

Leased lines and network assets expenses were RMB47.5 billion, up by 2.4% compared to the previous year and representing 6.5% of operating revenue. To maintain the Group's advantages in the quality and coverage of its networks, the towers leasing fee increased continuously to RMB39.0 billion, up by 5.5% compared to the previous year. The leasing fees for TD-SCDMA network capacity were RMB0.4 billion, down by 61.6% compared to the previous year. The leasing fees of "Village Connect" assets were RMB2.2 billion, down by 11.2% compared to the previous year.

Interconnection

Interconnection expenses were RMB20.7 billion, down by 4.9% compared to the previous year and representing 2.8% of operating revenue.

Depreciation

Depreciation was RMB152.5 billion, up by 1.8% compared to the previous year and representing 20.7% of operating revenue. The growth rate of depreciation has slowdown mainly because the Group has made provisions for the impairment of 2G wireless network equipment in the previous year.

Employee Benefit and Related Expenses

Employee benefit and related expenses were RMB93.9 billion, up by 9.9% compared to the previous year and representing 12.7% of operating revenue. The Group continued to adjust and optimize its personnel structure, and reallocate its compensation and incentives in favor of primary frontline employees, leading to an increase in employee benefit and related expenses.

Selling Expenses

Selling expenses were RMB60.3 billion, down by 1.2% compared to the previous year and representing 8.2% of operating revenue. The Group actively promoted the transformation of its marketing model, enhanced its precision marketing to customers, and endeavored to improve the efficiency of its utilization of marketing resources. The ratio of selling expenses to telecommunications services revenue remained industry-lowest.

Cost of Products Sold

Cost of products sold was RMB66.2 billion, down by 10.1% compared to the previous year. With the Group's promotion of the sale of handsets through open channels, cost of products sold decreased.

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Annual Report 2018
Financial Review

Other Operating Expenses

Other operating expenses were RMB174.2 billion, down by 4.4% compared to the previous year and representing 23.6% of operating revenue. Among these, maintenance expenses, operating lease charges and utilities expenses totaled RMB102.7 billion, up by 1.3% compared to the previous year, due mainly to the expansion of assets scale and increase in resources prices. In order to support network transformation, business innovation and implementation, the Group increased its expenses in operation support, research & development and related cost, which reached RMB44.0 billion, up by 15.7% compared to the previous year. Administrative expenses such as conference, office, travelling and business entertainment expenses were under strict control, remaining flat.

PROFITABILITY

In 2018, the Group's profitability continued to be industry-leading. Profit from operations was RMB121.4 billion, up by 1.0% compared to the previous year. EBITDA was RMB275.5 billion and EBITDA margin was 37.4%, up by 0.9 percentage points compared to the previous year. Profit attributable to equity shareholders was RMB117.8 billion and its margin was 16.0%.

	2018 RMB million	2017 RMB million	Change
Profit from operations	121,387	120,126	1.0%
Other gains	2,906	2,389	21.6%
Interest and other income	15,885	15,883	0.0%
Finance costs	144	210	-31.4%
Income from investments accounted for using the equity method	13,861	9,949	39.3%
Taxation	35,944	33,723	6.6%
Profit attributable to equity shareholders	117,781	114,279	3.1%

CAPITAL STRUCTURE

The Group's financial position continued to remain steady. As at the end of 2018, total assets and total liabilities were RMB1,535.9 billion and RMB480.1 billion, respectively. The liabilities to assets ratio was 31.3%.

The Group consistently and firmly adhered to its prudent financial risk management policies and maintained sound repayment capabilities. The effective interest coverage multiple was 959 times.

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million	Change
Current assets	535,116	558,196	-4.1%
Non-current assets	1,000,794	963,917	3.8%
Total assets	1,535,910	1,522,113	0.9%
Current liabilities	474,398	529,982	-10.5%
Non-current liabilities	5,703	3,250	75.5%
Total liabilities	480,101	533,232	-10.0%
Non-controlling interests	3,404	3,245	4.9%
Total equity attributable to shareholders	1,052,405	985,636	6.8%
Total equity	1,055,809	988,881	6.8%

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China Mobile Limited
Financial Review

FUND MANAGEMENT AND CASH FLOW

The Group consistently and firmly adhered to its sound and prudent financial policies and stringent fund management systems and strived to maintain a healthy cash flow level, thereby ensuring the safety and integrity of its funds through its highly centralized management of investing and financing activities. Meanwhile, the Group continued to reinforce its centralized fund management efforts and made appropriate allocations of its funds, thereby enhancing the efficiency of funds utilization.

In 2018, the Group's cash flow remained healthy. Net cash inflow from operating activities, net cash outflow from investing activities and net cash outflow from financing activities were RMB206.2 billion, RMB212.2 billion and RMB57.8 billion, respectively. Free cash flow was RMB39.1 billion. As at the end of 2018, the Group's cash and bank balances were RMB361.6 billion, of which 96.7%, 1.8% and 1.4% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively. The steady fund management and healthy cash flow provided a solid foundation for the sustainable healthy development of the Group.

	2018 RMB million	2017 RMB million	Change
Net cash inflow from operating activities	206,151	245,514	-16.0%
Net cash outflow from investing activities	212,231	106,533	99.2%
Net cash outflow from financing activities	57,820	108,231	-46.6%
Free cash flow	39,076	67,981	-42.5%

CREDIT RATINGS

Currently, the Company's corporate credit ratings are equivalent to China's sovereign credit ratings, namely, A+/Outlook Stable from Standard & Poor's and A1/Outlook Stable from Moody's. These ratings reflect that the Group's sound financial strength, favourable business potential and solid financial management are highly recognized by the market.

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Annual Report 2018 Corporate Governance Report Our goal has always been to enhance our corporate value, maintain our sustainable long-term development and generate greater returns for our shareholders. In order to better achieve the above objectives, we have established good corporate governance practices following the principles of integrity, transparency, openness and efficiency, and have implemented sound governance structure and measures. We have established and improved various policies, internal controls and other management mechanisms and procedure for the key participants involved in good corporate governance, including shareholders, board of directors and its committees, management and staff, internal auditors, external auditors and other stakeholders (including our customers, local communities, industry peers, regulatory authorities, etc.). In addition, as a company listed in both Hong Kong and New York, we also set forth in this report a summary of the significant differences between the corporate governance practices of the Company and the corporate governance practices required to be followed by U.S. companies under the NYSE’s listing standards. COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE Our Board of Directors (the “Board”) is responsible for performing the corporate governance duties and setting out the terms of reference on corporate governance functions. Throughout the financial year ended 31 December 2018, the Company has complied with all other code provisions of the Corporate Governance Code (the “CP”) as set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), except that the Company and its directors (including independent non-executive directors (“INEDs”)) have not entered into any service contract with a specified term. All our directors are subject to retirement by rotation and re-election at our annual general meetings (the “AGM(s)”) every three years, and all newly-appointed directors are subject to re-election by shareholders at the first AGM after their appointment. We require our Board, the Board committees and other internal organs to strictly comply with their internal procedures in accordance with the principles of the CP. The following are the major respects in which China Mobile meets or exceeds the principles of the CP: More than one-third of the Board (4 out of 7 as of 31 December 2018) are INEDs. We disclose the interests of our directors and senior management in the shares of China Mobile and their confirmation of compliance with the “Model Code for Securities Transactions by Directors of Listed Issuers” set out in Appendix 10 to the Hong Kong Listing Rules (the “Model Code”). We publish the terms of reference and membership of the board committees on the Company’s and the HKEX’s websites. All members of our board committees are INEDs, with appropriate professional qualifications and/or expertise in business management, accounting and financial management, legal and compliance, artificial intelligence and scientific research, and so forth. China Mobile provides trainings to its directors and management on an annual basis. Each director discloses to the Company at the time of his appointment and then annually for any change of, his position holding in any public companies or organizations and other significant commitments. China Mobile publishes a Sustainability Report along with its annual report for twelve consecutive years, reporting its performance on ESG issues, which, in many respects, exceed the terms of the ESG Reporting Guide set out in Appendix 27 to the Listing Rules. 41

China Mobile Limited Corporate Governance Report We give more than 20 working days’ notice for our AGMs. Our CEO and CFO shall make annual written statements to the United States Securities and Exchange Commission (“US SEC”), and our management shall make annual back-up certifications to the Company, confirming their personal responsibilities with respect to a series of risk management and internal controls. Our Audit Committee conducts annual evaluation with respect to the effectiveness of risk management and internal control and procedures, and publishes its results. The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries. SHAREHOLDERS The Company is established in Hong Kong and owned by all shareholders. Our ultimate controlling shareholder is CMCC, which, as of 31 December 2018, indirectly held approximately 72.72% of the total number of issued shares of the Company. The remaining approximately 27.28% of the total number of issued shares were held by public investors. During 2018, there is no change in the Articles of Association (the “Articles”) of the Company, which are available on our website and the HKEXnews website. Shareholder Rights According to the Articles and the Companies Ordinance (Cap 622 of the Laws of Hong Kong) (the “Hong Kong Companies Ordinance”), shareholders holding the requisite voting rights may: (i) move a requisition to move a resolution at the AGM; (ii) requisition to convene an extraordinary general meeting (the “EGM”); and (iii) propose a person other than a retiring director for election as a director at a general meeting. Such details and procedures are available in our website. Shareholders may make inquiries in writing to the Board. The requisition must be deposited at our registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong (the “Registered Office”), for the attention of the Company Secretary, providing sufficient contact information so that such inquiries can be properly handled. In addition, shareholders may also raise their concerns and suggestions in the Q&A session at our AGMs. I. Requisition to move a resolution at an AGM The Company holds a general meeting as its AGM every year, which is usually held in May. In accordance with section 615 of the Hong Kong Companies Ordinance, a requisition to move a resolution at the AGM may be submitted by: (i) any number of shareholders representing not less than one-fortieth (1/40th) of the total voting rights of all shareholders having the right to vote on that resolution at the AGM; or (ii) not less than 50 shareholders having the right to vote on that resolution at the AGM. The requisition must identify the resolution and must be signed by all the requisitionists. The requisition must be deposited at the Registered Office, for the attention of the Company Secretary, not later than: (i) 6 weeks before the AGM to which the request relates; or (ii) if later, when the Notice of AGM is dispatched. 42

Annual Report 2018
Corporate Governance Report

II. Requisition to convene an EGM

Shareholders holding not less than one-twentieth (1/20th) of the total voting rights of all the members having a right to vote at general meetings of the Company can deposit a requisition to convene an EGM pursuant to sections 566 to 568 of the Hong Kong Companies Ordinance. The requisition must state the general nature of the business to be dealt with at the meeting, and must be signed by the requisitionists. The requisition must be deposited at our Registered Office for the attention of the Company Secretary.

III. Proposing a person other than a retiring director for election as a director at a general meeting

If a shareholder wishes to propose a person other than a retiring director for election as a director at a general meeting, he/she must lodge a written notice to that effect at our Registered Office for the attention of the Company Secretary. The written notice must state the full name and biographical details of the person proposed for election as a director as required by Rule 13.51(2) of the Hong Kong Listing Rules and signed by such shareholder. A written notice signed by the person proposed for election as a director indicating his/her willingness to be elected must also be lodged with the Company. The above shall be dispatched during a period of not less than seven days commencing no earlier than the dispatch of the notice of the AGM and at least seven days before the date of the AGM.

For requesting the Company to circulate to shareholders a statement with respect to a matter mentioned in a proposed resolution or any other business to be dealt with at a general meeting, shareholders are requested to follow the requirements and procedures as set out in section 580 of the Hong Kong Companies Ordinance.

Shareholder Value and Communication

The Company's established principle is to strive to create value and bring favorable returns for shareholders. The Company believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company's future development while continuing to create higher value for our shareholders.

Financial Year		Ordinary Dividend Per Share (HKD)	Special Dividend Per Share (HKD)	Total Dividend Per Share (HKD)	Dividend Payout Ratio
2018	final[1]	1.391	–	3.217	49%
	interim	1.826	–		
2017	final	1.582	–	6.405	48%[3]
	interim	1.623	3.200[2]		
2016	final	1.243	–	2.732	46%
	interim	1.489	–		
2015	final	1.196	–	2.721	43%
	interim	1.525	–		
2014	final	1.380	–	2.920	43%
	interim	1.540	–		

1 Pending approval at the AGM.

2 Being a special dividend of HK$3.200 per share in celebration of the 20th anniversary of our public listing.

3 Excluding the special dividend in celebration of the 20th anniversary of our public listing.

To ensure the effective communications between the Company and its shareholders, we have formulated the communication policies with shareholders. We regularly review these policies to ensure its effectiveness. We have established an investor relations department, dedicated to provide necessary information and services to, and communicate with, shareholders and investors and other participants in the capital market, to maintain an active dialogue with them and make sure they are fully informed of the Company's operation and development.

43

China Mobile Limited Corporate Governance Report We use a number of formal channels to report to shareholders on the performance and operations of the Company, particularly through our annual and interim reports. Generally, when announcing interim results, annual results or any major transactions in accordance with the relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to the shareholders, investors and the general public, listen to their opinions and address any questions that they may have. In addition, the Company adheres to the practice of voluntarily disclosing on a quarterly basis certain key, unaudited operational and financial data, and on a monthly basis the net increase in the number of customers on its website to further increase the Group’s transparency and to provide shareholders, investors and the general public with additional information so as to facilitate their understanding of the Group’s operations. The Company maintains close communication with investors through investment conferences, one-on-one meetings, video-conferencing and other forms of exchange interaction to timely deliver our operating conditions to the capital markets. In 2018, our management attended 15 investor conferences and 188 routine investor meetings, and met with an aggregate of nearly 1000 investors. We will continue our efforts to enhance the investor relations work. The Company also attaches high importance to the AGMs, and makes substantial efforts to enhance communications between the Board and the shareholders. At the AGMs, the Board always makes efforts to fully address the questions raised by shareholders. In 2018, we held our AGM on 17 May 2018 in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. The major items discussed and the percentage of votes cast in favor of the resolutions are set out as follows: 1. The review and consideration of the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2017 (99.9966%); 2. The declaration of a final dividend for the year ended 31 December 2017 (99.9990%); 3. The re-election of Mr. SHANG Bing and Mr. LI Yue as executive directors (99.1494% and 99.5927%); 4. The re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Group for Hong Kong financial reporting and US financial reporting purposes, respectively, and authorizing the Board to fix their remuneration (99.7210%); 5. To give a general mandate to the directors of the Company to buy back shares in the Company not exceeding 10% of the number of issued shares (99.9609%); 6. To give a general mandate to the directors of the Company to allot, issue and deal with additional shares in the Company not exceeding 20% of the number of issued shares (82.9642%); 7. To extend the general mandate granted to the directors of the Company to allot, issue and deal with shares by the number of shares bought back (83.1654%). All resolutions were duly passed at the 2018 AGM. As at the date of the AGM, the number of issued shares of the Company was 20,475,482,897 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM. Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for vote-taking at the AGM. Poll results were announced at the meeting and on the websites of the Company and the HKEXnews on the day of the AGM. 44

Annual Report 2018 Corporate Governance Report Shareholders’ Calendar The following table sets out the tentative key dates for our shareholders for the financial year ending 31 December 2019. Such dates are subject to change pursuant to actual situations. Shareholders should note our announcements issued from time to time. FY 2019 Shareholders’ Calendar 21 March Announcement of final results and final dividend for the financial year ended 31 December 2018 12 April Upload of 2018 annual report on the websites of the Company and the HKEX 15 April Dispatch of 2018 annual reports to shareholders 22 May 2019 AGM End of June Payment of final dividend for the financial year ended 31 December 2018 Mid-August Announcement of interim results and interim dividend for the six months ending 30 June 2019, if any End of September Payment of interim dividend for the six months ending 30 June 2019, if any THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES The Board of Directors The key responsibilities of the Board include, among others, formulating the Group’s overall strategies, setting management targets, monitoring internal controls and financial management, supervising the performance of our management, developing and reviewing the policies and practices of corporate governance (the Terms of Reference of its corporate governance function are available on the websites of our Company and the HKEXnews), while day-today operations and management are delegated by the Board to the executives of the Company. The Board operates in accordance with established practices (including those relating to reporting and supervision). The Board currently comprises seven directors, namely Mr. YANG Jie (Chairman), Mr. LI Yue (Chief Executive Officer) and Mr. DONG Xin (Chief Financial Officer) as executive directors, and Dr. Moses CHENG Mo Chi, Mr. Paul CHOW Man Yiu, Mr. Stephen YIU Kin Wah and Dr. YANG Qiang as INEDs. The list of directors and their role and function is available on the websites of our Company and HKEXnews. The biographies of our directors are presented on pages 8 to 11 of this annual report and on our website. Mr. SHANG Bing resigned from his positions as an Executive Director and the Chairman of the Company by reason of age with effect from 4 March 2019. Mr. Frank WONG Kwong Shing resigned from his positions as an Independent Non-Executive Director, the Chairman of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company by reason of retirement, with effect from 17 May 2018. Mr. SHA Yuejia resigned from his positions as an Executive Director and Vice President of the Company by reason of retirement with effect from the conclusion of the AGM on 17 May 2018. Each of Mr. Shang, Mr. Wong and Mr. Sha has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. As proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. YANG Jie was appointed as the Executive Director and Chairman of the Company with effect from 21 March 2019. Dr. YANG Qiang was appointed as an Independent Non-Executive Director and a member of the Audit Committee of the Company, with effect from 17 May 2018. The Company has not entered into any service contract with Mr. Yang Jie and Dr. Yang Qiang which provides for a specified length of service. They both will be duly subject to retirement by rotation and reelection at the AGMs of the Company in accordance with the Articles of Association of the Company. 45

China Mobile Limited
Corporate Governance Report

In addition, based on the work arrangements of the Board committees, after review and approval by the Board, Mr. Stephen YIU Kin Wah was appointed as the Chairman of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company, with effect from 17 May 2018.

Board meetings are held at least once a quarter and as and when necessary. Directors are requested to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at Board meetings and abstain from voting as appropriate. During the financial year ended 31 December 2018, the Board met on four occasions and the directors' attendances at the meetings are as follows:

	Board of directors	**Audit committee**	**Remuneration committee**	**Nomination committee**	**AGM**
INEDs					
Mr. Frank WONG Kwong Shing[4]	2	3	2	1	1
Dr. Moses CHENG Mo Chi	4	4	2	1	1
Mr. Paul CHOW Man Yiu	4	5	2	1	1
Mr. Stephen YIU Kin Wah	4	5	–	–	1
Dr. YANG Qiang[4]	3	2	–	–	–
Executive Directors					
Mr. SHANG Bing[5] (Chairman)	4	–	–	–	1
Mr. LI Yue (CEO)	4	–	–	–	1
Mr. SHA Yuejia[4]	1	–	–	–	0
Mr. DONG Xin (CFO)	4	–	–	–	1

4 With effect from 17 May 2018, (i) Mr. Wong resigned from his positions as an INED, the Chairman of our Audit Committee and a member of our Nomination Committee and Remuneration Committee; (ii) Dr. Yang was appointed as an INED and a member of our Audit Committee; and (iii) Mr. Sha resigned from his positions as an Executive Director and the Vice President of the Company (taking effect at the conclusion of the 2018 AGM held on that day).

5 With effect from 4 March 2019, Mr. Shang resigned from his position as an Executive director and Chairman of the Company.

All board meetings and committee meetings were attended by the directors in person or by telephone conferencing. In 2018, the Board has met and discussed the matters relating to the annual results, interim results, dividend, renewal of continuing connected transactions, corporate strategic planning, annual investment status, adjustments to the composition of the Board and its committees, sustainability report and others. In addition, the Board reviewed and approved our quarterly results by means of written resolutions.

The Board is responsible for performing the corporate governance duties and setting and reviewing the terms of reference on corporate governance functions, which you may review or download on our company website, as well as our corporate governance policies and practices. In 2018, the Board met and discussed our corporate governance report.

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Annual Report 2018 Corporate Governance Report The Board has adopted a Board Diversity Policy since September 2013. In considering the composition of the Board, diversity will be considered from a number of perspectives in accordance with our business model and specific needs, including professional experience and qualifications, regional and industry experience, educational and cultural background, skills, industry knowledge and reputation, knowledge of the laws and regulations applicable to the Group, age, gender, ethnicity, language skills and length of service etc. Such perspectives under the Board Diversity Policy shall be taken into account in recommending appointment and re-election of directors and be monitored on an on-going basis. To ensure the timely disclosure of any change of directors’ personal information, we have set up a specific communication channel with each of our directors. There is no financial, business, family or other material relationships among members of the Board. The Company purchases a directors and officers’ liabilities insurance on behalf of its directors and officers and reviews the terms of such insurance annually. In compliance with the requirement of Hong Kong Listing Rules, the Company has received a confirmation of independence from each of our INEDs, namely Dr. Moses CHENG Mo Chi, Mr. Paul CHOW Man Yiu, Mr. Stephen YIU Kin Wah and Dr. YANG Qiang, and considers them to be independent. The Board is of the view that they not only are able to completely fulfill their responsibilities as an INED, but will also continue to play a role and contribute to our Board Committees. They being our INEDs will benefit the Company and all shareholders as a whole. The directors have disclosed to the Company the positions held by them in other listed public companies or organizations or associated companies, and the information regarding their directorships in other listed public companies in the last three years is set out in the biographies of directors and senior management on pages 8 to 11 of this annual report and on the Company’s website. All our directors confirmed that they have complied with Paragraph A.6.5 of the Corporate Governance Code with respect to directors’ training. Throughout the financial year ended 31 December 2018, we provided all our directors and management (including the newly-appointed director Dr. YANG Qiang) with a training in relation to updates on Hong Kong Listing Rules and HKEX’s guidance for boards and directors. The Company has adopted the Model Code set out in Appendix 10 to the Hong Kong Listing Rules to regulate the directors’ securities transactions. Save and except for the interests disclosed in the report of the directors on page 62 of this annual report, none of the directors had any other interest in the shares of the Company as of 31 December 2018. All directors have confirmed, following specific enquiry by the Company that they have complied with the Model Code during the period between 1 January 2018 and 31 December 2018. The directors of the Company are responsible for the preparation of the consolidated financial statements of the Company. The Company has received acknowledgments from the directors of their responsibility for preparing the financial statements and the declaration by the auditors of the Company about their reporting responsibilities. For the reporting responsibilities of the auditors with respect to our financial statements, please refer to the Independent Auditor’s Report on pages 69 to 74 in this annual report. THE BOARD COMMITTEES The Board currently has three principal board committees, which are the Audit Committee, the Remuneration Committee and the Nomination Committee, and all of which are comprised solely of INEDs. With the appointment and authorization of the Board, each of the board committees operates under its written terms of reference. The terms of reference of the board committees are available on the HKEXnews’ and the Company’s websites, and can be obtained from the Company Secretary upon written request. 47

China Mobile Limited Corporate Governance Report Audit Committee Membership The current members of the Company’s Audit Committee are Mr. Stephen YIU Kin Wah (Chairman), Dr. Moses CHENG Mo Chi, Mr. Paul CHOW Man Yiu and Dr. YANG Qiang, who are all INEDs. The members of our Audit Committee possess professional qualifications in areas including finance, accounting and laws and have many years of experience and expertise in finance, legal, regulatory, artificial intelligence and/or business management. Responsibilities The Audit Committee is authorised by the Board to investigate any activity within its terms of reference. It is also authorised to seek any information it requires from any employee and to seek outside legal or other independent professional advice at the Company’s expense. The duties of our Audit Committee are to be primarily responsible for, among other things, making recommendations to the Board on the appointment, re-appointment and removal of external auditors, approving the remuneration and terms of engagement of external auditors, dealing with any questions of resignation or dismissal of such auditors; reviewing and monitoring external auditors’ independence and objectivity and the effectiveness of the audit process in accordance with applicable standards; developing and implementing policies on the engagement of external auditors to provide non-audit services; monitoring the integrity of financial statements of the Company and the annual reports and accounts, interim report and, where applicable, quarterly reports, and reviewing significant financial reporting judgments contained in them; and overseeing the Company’s financial reporting system, risk management and internal control procedures. Work Done in 2018 In 2018, the Audit Committee met on five occasions and the attendance of each member is disclosed on page 46 of this annual report. In addition, the Audit Committee met with the external auditors for four times in 2018 and one of such meeting was held without any executive directors being present. In 2018, the principal work performed by the Audit Committee includes: reviewed and approved the financial statements, annual results, report of the directors, financial review, etc. for the financial year ended 31 December 2017; reviewed and approved our 2017 Annual Report on Form 20-F, which was filed with the US SEC; reviewed and approved the 2017 conflict mineral report to be filed with the US SEC; reviewed and approved the interim results for the six months ended 30 June 2018; reviewed and approved the budgets and remuneration of the external auditors; reviewed and approved the assessment report on the disclosure controls and procedures; reviewed and approved the internal control assessment report; reviewed and approved the 2018 internal audit project plan and budget for external engagements; reviewed and approved the 2018 risk assessment report; reviewed and approved the 2017 evaluation report on accounting and financial reporting system; reviewed and approved the renewal of continuing connected transactions; reviewed and approved the report on compliance with relevant laws and regulations in 2017; and reviewed and approved various internal audit reports. In 2018, our Audit Committee has completed its review on risk management and internal control systems and their enforcement, and confirmed its discharge of its duties and responsibilities. 48

Annual Report 2018 Corporate Governance Report Remuneration Committee Membership The current members of the Company’s Remuneration Committee are Dr. Moses CHENG Mo Chi (Chairman), Mr. Paul CHOW Man Yiu and Mr. Stephen YIU Kin Wah, who are all INEDs. Responsibilities The duties of the Remuneration Committee are, among others, to make recommendations to the Board on the remuneration packages of individual executive directors and senior management, including benefits in kind, pension rights and compensation payments including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of non-executive directors; to review and approve the management’s remuneration proposals with reference to corporate goals and objectives resolved by the Board from time to time; to review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment, and compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms; to ensure that no director or any of his associates is involved in deciding his own remuneration; to make recommendations to the Board on the policy and structure for remuneration of all directors, senior management and employees including salaries, incentive schemes and other share option schemes, and on the establishment of formal and transparent procedures for developing remuneration policy; to make recommendations to the Board on disclosure of directors’ remuneration in the annual report (if applicable) sent by the Board to the shareholders; to make recommendations to the Board annually on whether the shareholders shall be requested to approve the policies set out in the report on directors’ remuneration (if applicable) at the AGM. Work Done in 2018 In 2018, the Remuneration Committee met twice, during which the committee: considered and approved the remuneration package and other terms of appointment of the newly appointed directors, and resolved to approve the target and realized amounts of annual appraisal indicators of senior management. Nomination Committee Membership The current members of the Company’s Nomination Committee are Mr. Paul CHOW Man Yiu (Chairman), Dr. Moses CHENG Mo Chi and Mr. Stephen YIU Kin Wah, who are all INEDs. Responsibilities The duties of the Nomination Committee, among other things, are to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the corporate strategy; to identify individuals suitably qualified to become board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships; to assess the independence of independent non-executive directors; to make recommendations to the Board on the appointment or reappointment of directors and succession planning for directors, in particular the Chairman and the Chief Executive Officer. Work Done in 2018 In 2018, the Nomination Committee met once, during which the committee discussed the board diversity policy and recommended the Board to approve the appointment of new director. 49

China Mobile Limited Corporate Governance Report REMUNERATION, APPOINTMENT AND ROTATION OF DIRECTORS The Remuneration Committee is responsible for determining the remuneration packages of all executive directors and senior management. The remuneration package of our executive directors consists of a basic salary, a performance-linked annual bonus and a term incentive. The remuneration of independent non-executive directors is determined in part by reference to their experience, the prevailing market conditions and their workload as independent non-executive directors and members of the board committees of the Company. Please refer to note 10 to the consolidated financial statements on page 110 of this annual report for directors’ and senior management’s remuneration in 2018. The Board has adopted a Director Nomination Policy. The Nomination Committee and/or the Board should, upon receipt of the proposal on appointment of new director and the biographical information (or relevant details) of the candidate, evaluate such candidate based on the criteria as set out above to determine whether such candidate is qualified for directorship. The Nomination Committee should then recommend to the Board to appoint the appropriate candidate for directorship, as applicable. In evaluating and selecting any candidate for directorship, the following criteria should be taken into account: • Character and integrity; Qualifications including professional qualifications, skills, knowledge and experience that are relevant to the Company’s business and corporate strategy, and consideration on diversity under the Board Diversity Policy; Requirement for the Board to have independent directors in accordance with the Hong Kong Listing Rules and whether the candidate would be considered independent with reference to the independence guidelines set out in the Listing Rules; Any potential contributions the candidate can bring to the Board in terms of qualifications, skills, experience, independence and gender diversity; Willingness and ability to devote adequate time to discharge duties as a member of the Board and/or Board committee(s) of the Company; and Such other perspectives that are appropriate to the Company’s business and succession plan and where applicable, may be adopted and/or amended by the Board and/or the Nomination Committee from time to time for nomination of directors and succession planning. All newly-appointed directors receive a comprehensive induction of directors’ duties to make sure that they have a proper understanding of the operations and business of the Company, and that they are fully aware of their responsibilities as a director, the listing rules of the stock exchanges on which the Company is listed, applicable laws and regulations, and the operation and governance policies of the Company. All newly-appointed directors are subject to re-election by shareholders at the first AGM after their appointment. Every director is subject to retirement by rotation and needs to stand for re-election at least once every three years. 50

Annual Report 2018 Corporate Governance Report The nomination and appointment of Mr. YANG Jie in 2019 and Dr. YANG Qiang in 2018 were conducted in accordance with the relevant policy. As proposed by the Board, Mr. YANG Jie will receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company. Dr. Yang Qiang will receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company and an annual fee of HK$150,000 as a member of the Audit Committee of the Company. The aforesaid fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr. YANG Jie and Dr. YANG Qiang has been determined by the Board with reference to his duties, responsibilities, experience, prevailing market conditions and so forth. Mr. YANG Jie and Dr. YANG Qiang have voluntarily waived the above-mentioned fees. The Company believes that Dr. Yang’s waiver of the fees would not affect his independence as an Independent Non-Executive Director of the Company. In addition, based on the work arrangements of the Board committees, after review and approval by the Board, Mr. Stephen YIU Kin Wah has been appointed as the Chairman of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company, with effect from 17 May 2018. As proposed by the Board, Mr. Yiu will receive annual fees of HK$180,000, HK$50,000 and HK$60,000 as the Chairman of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company, respectively, in addition to his annual director’s fee of HK$180,000. MANAGEMENT AND EMPLOYEES The task of the Company’s management is to implement the strategy and direction as determined by the Board, and to take care of day-to-day operations and functions of the Company. The division of responsibilities among our Chief Executive Officer and other members of the senior management is set out in the biographies of directors and senior management on pages 8 to 11 of this annual report and on the Company’s website. Our management is required to adhere to certain business principles and ethics while performing management duties. For the purpose of promoting honest and ethical conducts and deterring wrongdoings, the Company, in 2004, adopted a code of ethics, which is applicable to our chief executive officer, chief financial officer, deputy chief financial officer, assistant chief financial officer and other designated senior officers of the Group, in accordance with the requirements of the SOX Act. In the event of a breach of the code of ethics, the Company may take appropriate preventive or disciplinary actions after consultation with the Board. The code of ethics has been filed with the U.S. SEC as an exhibit to our annual report on Form 20-F for the financial year ended 31 December 2003, which may also be viewed and downloaded from our website. The Company established an on-going disclosure control procedure to formulate potential insider dealings. Our CEO and CFO have a personal obligation to maintain the effectiveness of the disclosure controls and internal controls over financial reporting, and to report to the Audit Committee and the external auditor any significant changes, deficiencies and material weaknesses in, and fraud related to, such controls. Besides, the Company provides directors’ monthly reports to board members giving the latest development of the Company to enable them to discharge their duties. 51

China Mobile Limited Corporate Governance Report To continuously improve corporate governance, we further optimized our management system and improved our business processes, thereby establishing a stringent internal control system and comprehensively preventing risks. We have formulated the Anti-Bribery Guidance for employees to learn more about business bribery and how to identify and deal with it. In 2018, focusing on key areas of business operations, we continued to improve our “Safeguarding Compliance” management mechanism by integrating it into our businesses such as procurement bidding, construction, employment, conflict minerals supply chain, export control, cyber security and market competition. We also organized trainings on compliance risk prevention within the Group, which have covered 78% of all of our staff. With respect to anti-corruption, we continued to improve our 4-in-1 anti-corruption system combining education, prevention, punishment and accountability. We carried out in-depth investigations at the grassroots units and included the “micro-corruption” behaviors that infringe the interests of customers and employees into our internal supervision and examination priorities. Meanwhile, we further strengthened our internal audit by demanding rectification of all issues found in the audit process and holding the relevant personnel accountable for major cases of violation and loss discovered during audits. We conducted anti-corruption trainings and education for employees, which have also been expanded to our suppliers by having them sign a clean commitment agreement. In 2018, we continued to carry out anti-corruption education monthly activities, organized a total of 3,717 educational activities covering more than 90% employees. During the year, the Company received a total of 1,263 complaints from the petition, and the settlement rate was 85%. We revised and improved our decision-making policies and implementation method, refined our major issue catalogue and criteria to prevent risks in decision-making. We strengthened the inspection mechanism, especially on key areas such as procurement biddings to look for loopholes in our management system and resolve them. Within the Group, we urge for honest operation, healthy development, good performance and shareholders’ interests protection. For whistle blowing, the Company has set an e-mail account (jubao@chinamobile.com), CEO mailbox, a telephone hotline (010-52616186), fax and other channels to encourage employees and the public to raise concerns about misconducts, malpractices or irregularities in any matters related to the Company. The Company will keep the whistleblowers’ personal information strictly confidential to protect his/her rights, and carefully verify and investigate issues reported. INTERNAL AUDIT IA Dept. conducts independent and objective confirmation and provides consulting services in respect of the appropriateness, compliance and effectiveness of the Company’s business activities, internal controls and risk management by applying systematic and standardized auditing procedures and methods. The IA Dept. also assists the Company in improving the effectiveness of corporate governance, risk management and control process, with an aim to increasing its corporate value, improving its operations, promoting its sustainable and healthy development as well as contributing to the achievement of its strategic objectives. The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries. The head of the IA Dept. directly reports, four times a year, to the Audit Committee which, in turn, reports to the Board regularly. The Board and Audit Committee give instructions with respect to internal auditing. The IA Dept. regularly reports to the senior management for auditing resources and authorization as well as deployment of rectification. The IA Dept. has unrestricted access to the relevant businesses, assets, records and personnel in the course of performing their duties. 52

Annual Report 2018 Corporate Governance Report The IA Dept. establishes an internal audit scope and framework and carries out risk investigations on an annual basis. According to the results of the risk investigations, the IA Dept. formulates an internal audit project rolling plan and an annual audit plan and, together with the Audit Committee and the Board, reviews and approves the annual audit plan and resources allocation. The annual audit plan of the internal audit department covers various areas, namely financial, internal controls, information systems and risk assessment audits. For financial audit, the IA Dept. reviews and assesses the truthfulness, accuracy, compliance and efficiency of the Company’s financial activities and financial information as well as the management and utilization of the Company’s capital and assets. For internal controls audit, the IA Dept. audits and assesses the effectiveness in the design and implementation of the Company’s internal control system. According to the requirements under the Corporate Governance Code of Hong Kong Listing Rules, section 404 of the SOX Act and Mainland China laws and regulations, the IA Dept. organizes and performs audit assessment on the internal control over financial and non-financial reporting of the Group covering all material areas of financial, operation and compliance controls, on an annual basis, to provide assurance for the Company’s management in its issuance of the internal control assessment report. The information systems audit focuses on reviewing and assessing the information systems, information technology applications, information security and the related internal controls and procedures. The IA Dept. shall report to the senior management and the Board on an interim and annual basis. At the same time, the IA Dept. carries on special projects and investigations in response to requests from the Company’s management or the Audit Committee or if otherwise required. In addition, without prejudice to its independence, if requested by the Company’s management and as required by business needs, the IA Dept. provides management advice or consultancy services by making use of audit resources and audit information to facilitate the Company’s decision-making and operational management. The IA Dept. makes improvement recommendations in respect of its findings in the course of the audits and requests the management to undertake and to confirm the implementation plan, the methods and the timing. It regularly monitors the status of the implementation of the recommendations to ensure their completion. In 2018, to maintain the healthy development of the Company, we established a new internal audit plan clarifying its path of centralization, specialization and informatization forward. We completed the reform of our centralized two-tier audit organization system at the headquarters and affiliated units, which strengthened the independence, intensity and depth of our internal audit. Moreover, we achieved full coverage of audits on our affiliated units, effectively promoting our risk prevention capabilities and management standards. In 2018, focusing on the “four orientations” of strategies, key issues, risks and problems identified, we further strengthened auditing and supervision on Internet channels, marketing resources, information security, system control, asset management and other areas to support our strategic initiatives and improve our management and risk prevention capabilities. We deepened the application of big data and cloud computing technologies in developing our audit informatization. The application of artificial intelligence technology in auditing also saw breakthroughs in 2018. Thus, the audit efficiency has been significantly improved. We report regularly to the Board and Audit Committee with respect to the building up of our internal audit organization, its human resources and qualifications, staff training, annual audit plan and budget, and the audit results. In 2018, we focused our audit on the main findings of each audit project and their rectification. We provide specific guidance on audit focus, rectification advice, team building and others to ensure the effectiveness of internal audit functions. In 2019, the IA Dept. will concentrate on new tasks of strategic transformation, continue to carry out audits adhering to the “four orientations”, accelerate the application of artificial intelligence technologies in internal audits and realize the “Remote + Onsite” auditing model, thereby greatly improving our data auditing capacities and auditing efficiency, thoroughly identifying issues and risks, actively plugging loopholes in management, unceasingly perfecting the Company’s processes and systems as well as further enhancing the value of audit work. 53

China Mobile Limited Corporate Governance Report EXTERNAL AUDITORS In 2018, the Group engaged PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as external auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively. The principal services provided by the external auditors included: review of interim consolidated financial information of the Group; audit of annual consolidated financial statements of the Group and annual financial statements of its subsidiaries; and audit of the effectiveness of the Group’s internal control over financial reporting as of 31 December 2018. Apart from providing the above-mentioned audit services to the Group, the external auditors also provided other nonaudit services to the Group, which were permitted under section 404 of the SOX Act and pre-approved by the Audit Committee. The following table sets forth the types of, and fees for, the principal audit services and non-audit services provided by the external auditors (please refer to note 6 to the consolidated financial statements for details): 2017 2018 RMB million RMB million Audit fees 6 107 108 N on-audit services fees 7 15 9 6 Including the fees rendered for the audit of internal control over financial reporting as required by section 404 of the SOX Act. 7 Including the fees for tax compliance and advisory services, risk assessment and compliance advisory services, performance improvement and business process optimization advisory services, and other advisor services. ESG AND OTHER STAKEHOLDERS The Board has overall responsibility for our ESG strategy and reporting, for evaluating and determining the ESGrelated risks, and ensuring that appropriate and effective ESG risk management and internal control systems are in place. Our Management provides a confirmation to the Board on the effectiveness of these systems. Good corporate governance practices require due attention to the impact of our business decisions on our shareholders as well as other relevant stakeholders such as customers, local communities, industry peers and regulatory authorities. Our sustainability report for the year of 2018 (the “Sustainability Report”), which is issued together with this annual report, highlights our development approach, management policies and objectives of corporate social responsibility and our performance in the areas of social and environmental management in 2018. This annual report and the Sustainability Report illustrate our efforts and development in the areas of industry development, community advancement and environmental protection and also explain how we have fulfilled our obligations to our employees, customers, environment, local communities and other stakeholders. In 2018, for the third consecutive year, we were the first and only company from Mainland China to be included in the global carbon disclosure project CDP’s Climate A List. 54

Annual Report 2018 Corporate Governance Report RISK MANAGEMENT AND INTERNAL CONTROLS Our Audit Committee under the Board is responsible for conducting annual review of the effectiveness of the Group’s risk management and internal control systems to reasonably ensure that the Company is operating legally and the assets are safeguarded and to ensure the accuracy and reliability of the financial information that the Company employs in its business or releases to the public. The said systems are designed to manage rather than eliminate the risk of failure to meet business targets and to make reasonable but not absolute assurances with respect to material misrepresentations or losses. As of 31 December 2018, our Audit Committee has evaluated the effectiveness of the Group’s risk management and internal controls covering all important aspects including financial, operational and compliance, to ensure we provide sufficient resources in accounting, internal audit and financial reporting, staff qualification and experience, staff training courses and related budget. Based on such review, we consider the Group’s risk management and internal control systems to be effective and adequate. The management of the Company reports to Audit Committee annually about the building-up and performance of its risk management and internal controls, including interim and annual evaluation reports, and receives guidance and supervision from Audit Committee. In 2018, the Company has received the management affirmation with respect to the effectiveness of the risk management and internal controls. Our management is responsible for establishing and maintaining internal control over financial reporting. We adopted the control criteria framework set out in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). In compliance with the provisions and requirements under section 404 of the SOX Act and the CP issued by HKEX, we refined our routine management mechanism of internal controls, in establishing a stringent internal control system over financial reporting. We established a hierarchical top-down risk assessment mechanism, relying on the strategic level risk assessment (material risk assessment), the management level risk assessment (major projects risk assessment) and the operational level risk assessment (procedure risk assessment), to assist the management to acknowledge risk information in a timely manner in order to make a reasonable decision. Based on risk assessment, we established a three-tier internal controls of “the top level internal control system, the internal control professional system and the internal control practices guidelines”, which brought the control requirements to the whole process of marketing, production and management. Based on our business operation, we focus on high risk and key management areas and perform risk assessment, so as to enforce our internal control requirement into our daily operation. Meanwhile, we assigned specific responsibilities to individuals and input the control requirements in our IT systems to strengthen the internal controls. And through multiple internal and external supervision and inspections, including self-assessment, management evaluation, external audit, etc., we effectively improved the execution efficiency and effectiveness of our internal controls. Based on the evaluation conducted by the management of the Company, the management believes that, as of 31 December 2018, the Company’s internal control over financial reporting was effective which provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes in accordance with generally accepted accounting principles. All disclosure of material information relating to the Company is made through the unified leadership and management of the Board, with the Company’s management performing its relevant duties. The Company has performed an annual review of the effectiveness of the Company’s disclosure controls and procedures, and concluded that, as of 31 December 2018, the Company’s disclosure controls and procedures were effectively executed at a reasonable assurance level. 55

China Mobile Limited Corporate Governance Report INFORMATION DISCLOSURE AND INSIDER DEALINGS According to the Hong Kong Listing Rules and United States Securities Act, since 2003, the Company has implemented the information disclosure internal control and procedures, and established a Disclosure Committee, the members of which include our Chairman, chief executive officer, chief financial officer and heads of main functional departments. Empowered by the Board, the Disclosure Committee is responsible for organizing and coordinating the routine reporting and disclosure job to prompt timely, fair, truthful and complete disclosure of information, ensure good corporate governance and transparency, properly get back to the investors, analysts and media inquiries, to prevent volatility of our share price caused by false market information. Under circumstances where any departments or officers are in breach of disclosure procedures and internal controls, resulting in reporting or disclosure errors, or in breach of disclosure related laws and regulations, the Company shall hold the relevant personnel accountable. Members of the Disclosure Committee, heads of our IA Dept. and other relevant departments and each of our subsidiaries shall give confirmations annually and take personal responsibilities with respect to their disclosure duties. Our IA Dept. conducts annual evaluation with respect to the effectiveness of disclosure internal control and procedures and its performance, and issues audit reports for management and the Audit Committee to evaluate. Depending on such reports, our CEO and CFO shall make written statements with respect to our annual report on Form 20-F and take personal responsibilities in accordance with the requirements of the US Securities Act. The Disclosure Committee can revise the disclosure internal control and procedure in accordance with its performance and the development of relevant laws with approval of the senior management. The revised internal control procedure and articles shall be circulated to all departments and subsidiaries within the Group. The Company attaches great importance to the management of insider information. In compliance with the provisions of Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and others, we formulated China Mobile Management Method on Inside Information, setting up rules and black-out periods on directors, management and employees in dealing with the shares of the Company or exercising share options while they are in possession of inside information. Those who may come into possession of inside information in performing their duties are required to sign an undertaking on their duty of confidentiality and prohibition against insider dealing. Unauthorized use of confidential or inside information for profits is strictly prohibited to prevent violation of laws and regulations and internal disciplines. In general, any authorized speaker from the Company only makes clarification and explanation on information already available in the market, avoiding any unpublished inside information. Before any external interview, such speaker shall seek verification from the relevant department about any information to be disclosed. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NYSE’S LISTING STANDARDS As a foreign private issuer (as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the NYSE. 56

Annual Report 2018 Corporate Governance Report In accordance with the requirements of section 303A.11 of the NYSE Listed Company Manual, a summary of the significant differences between the Company’s corporate governance practices and those required to be followed by U.S. companies under the NYSE’s listing standards is disclosed as below. Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least one-third of its board shall be independent non-executive directors as determined under the Hong Kong Listing Rules. The Company has four (4) independent non-executive directors out of a total of seven (7) directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual. Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. According to the Code Provision A.2.7 of the Corporate Governance Code in Appendix 14 of the Hong Kong Listing Rules, the chairman of a listing company in Hong Kong shall hold meetings at least annually with the non-executive directors (including INEDs) without the presence of executive directors. In 2018, our Audit Committee comprising four INEDs met once with our external auditors without any executive directors present. Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company’s board of directors. Our Board is responsible for performing the corporate governance duties, including developing and reviewing our policies and practices of corporate governance. Section 303A.07 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company’s audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination. Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the SOX Act, the Company has adopted a code of ethics that is applicable to the Company’s principal executive officer(s), principal financial officer(s), principal accounting officers or persons performing similar functions. Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company’s chief executive officer must certify to the NYSE each year whether he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The Company’s chief executive officer is not required, under the applicable Hong Kong law, to make similar certifications. CONTINUOUS EVOLVEMENT OF CORPORATE GOVERNANCE We will closely study the development of corporate governance practices among the world’s leading corporations, future evolution of the relevant regulatory environment and the requirements of the investors on an ongoing basis. We will also review and enhance our corporate governance procedures and practices from time to time so as to ensure the long-term sustainable development of the Company. 57

China Mobile Limited Human Resources Development In 2018, with the goal of lending full support to the Company’s “Big Connectivity” strategy, the emphasis of our human resources work was to build a high-quality professional leadership team and digital talent team. Focusing on leadership development, structure optimization, capability transformation, mechanism innovation and management concentration, we gave further impetus to the enhancement and perfection of our human resources management systems, policies, mechanisms, processes as well as ways and methods, continuously improved the efficiency and effectiveness of our human resources management, and provided stronger capacity assurance and talent support for the Company’s transformation and development. We profoundly implemented the Company’s strategic transformation requirements, and comprehensively and thoroughly optimized our personnel structure in conjunction with our business development. We reduced traditional business personnel through centralized management and other methods, gave priority to the demand for talent from new technologies and new businesses, focused on the satisfaction of manpower needs in areas undergoing transformation, and continuously strengthened our workforce in terms of academic qualifications and professional expertise. These measures have led to an increase in the number of employees in charge of emerging areas, effectively supporting our digital transformation and business expansion in the vertical industries. At the same time, the Company continued to empower its professional backbone teams, focusing on the future trends of technological evolution in the face of new technology directions and reshaping our core competence during the transformation period. Striving to be market-oriented and performance-driven, the Company continuously optimized its total compensation allocation model, strengthened the link between performance and compensation, and encouraged our subsidiaries to perform better according to performance indicators. In light of changes in the competitive landscape, the Company formulated targeted ad hoc incentives and special incentive programs to guide our subsidiaries to boost their revenue and increase their market share, thereby driving the effective attainment of the Group’s performance targets. In accordance with the philosophy of hierarchical classification, we enriched our incentive measures, expanded the contents of our incentives and made our incentives more explicit. For core backbone employees, the synergies between remuneration and resources were unleashed. For professional and technical personnel, technological innovation rewards were implemented in an in-depth manner to stimulate the innovative and entrepreneurial vitality of technical personnel. For frontline employees, the structure of quantitative performance-based remuneration was continuously optimized to encourage “more pay for more work”. The Company strengthened the full-process closed-loop management of its training projects, continued to carry out annual training project evaluation, and promoted various types of professional training work, with progress being continuously made. Meanwhile, the Company actively explored and applied a variety of employee training methods, and designed training programs that matched the subject matter of trainings and characteristics of participants. We adopted online and offline community-based learning, guided discussion, online learning, outreach training and other learning methods to improve the pertinence and effectiveness of our trainings. At the same time, China Mobile University was awarded the “Outstanding Contribution Award” under China’s Best Enterprise University Rankings and other awards, receiving high recognition and wide acclaim for our training and development work. 58

Annual Report 2018 Report of Directors The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2018. PRINCIPAL ACTIVITIES The Group’s principal activity is providing mobile telecommunications and related services in 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong. The principal activity of the Company is investment holding. The revenue of the Group during the financial year consisted primarily of revenue generated from the provision of mobile telecommunications services. MAJOR CUSTOMERS AND SUPPLIERS The Group’s aggregate revenue with its five largest customers did not exceed 30% of the Group’s total revenue in 2018. Purchases from the largest supplier for the year represented 16% of the Group’s total purchases. The five largest suppliers accounted for an aggregate of 43% of the Group’s purchases in 2018. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group’s total purchases. At no time during the year ended 31 December 2018 have the directors, their close associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the number of issued shares of the Company) had any interest in these five largest suppliers. SUBSIDIARIES AND INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD Particulars of the Company’s subsidiaries and the Group’s investments accounted for using the equity method as at 31 December 2018 are set out in notes 18 and 19, respectively, to the consolidated financial statements, and the list of directors of each of the Company’s subsidiaries is available on the Company’s website. FINANCIAL STATEMENTS The profit of the Group for the year ended 31 December 2018 and the financial conditions of the Company and the Group as at that date are set out in the consolidated financial statements on pages 75 to 145. DIVIDENDS The Board has adopted a dividend policy. In recommending or declaring dividends, the Company shall allow its shareholders to participate in the Company’s profits whilst to retain adequate cash reserves for meeting its working capital requirements and long-term sustainable development. The Board has the discretion to propose, declare and distribute dividends to the shareholders of the Company, subject to the Articles of Association of the Company and all applicable laws and regulations and taking into account the following factors of the Company and its subsidiaries: • the actual financial performance of the Group; • the Group’s business strategies and operations, including future capital requirements and investment needs; • economic conditions and other internal or external factors that may have an impact on the business or financial performance and situation of the Group; and • any other factors that the Board may consider relevant. 59

China Mobile Limited Report of Directors The Board recommends a final dividend payment of HK$1.391 per share for the year ended 31 December 2018. Together with the interim dividend payment of HK$1.826 per share, the total dividend payment for the 2018 financial year increased by 0.4% year-on year and amounted to HK$3.217 per share. Full-year dividend payout ratio increased to 49%. Taking into consideration the Company’s financial position, its ability to generate cash flow and its future development needs, the Company will maintain a stable dividend payout ratio in 2019 and strive to create greater value for shareholders. The Board believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company’s future development and create favourable returns for our shareholders. DONATIONS Donations made by the Group during the year amounted to RMB82,242,686 (2017: RMB89,532,505). PROPERTY, PLANT AND EQUIPMENT Changes to the property, plant and equipment of the Group during the year ended 31 December 2018 are set out in note 14 to the consolidated financial statements. SHARE CAPITAL Details of the Company’s share capital are set out in note 32 to the consolidated financial statements. RESERVES Changes to the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Changes to the reserves of the Company during the year are set out in note 32 to the consolidated financial statements. DIRECTORS The directors of the Company during the financial year were: Executive Directors: YANG Jie (Chairman) (appointed on 21 March 2019) SHANG Bing (resigned on 4 March 2019) LI Yue SHA Yuejia (resigned on 17 May 2018) DONG Xin Independent Non-Executive Directors: Frank WONG Kwong Shing (resigned on 17 May 2018) Moses CHENG Mo Chi Paul CHOW Man Yiu Stephen YIU Kin Wah YANG Qiang (appointed on 17 May 2018) 60

Annual Report 2018 Report of Directors In accordance with Article 99 of the Company’s Articles of Association, Mr. YANG Jie and Dr. YANG Qiang will hold office until the forthcoming annual general meeting of the Company and will then be eligible for re-election. Besides, in accordance with Article 95 of the Company’s Articles of Association, Mr. DONG Xin and Dr. Moses CHENG Mo Chi will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. The biographies of the directors proposed for re-election at the forthcoming annual general meeting (“Directors for Re-election”) are set out on pages 8 to 11 of this annual report. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except as disclosed in the paragraph headed “Directors’ and Chief Executive’s Interest and Short Positions in Shares, Underlying Shares and Debentures” below, none of them has any interests in the shares of the Company within the meaning of Part XV of the SFO. The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time prorata basis for any non-full year’s service. Mr. YANG Jie, Mr. DONG Xin and Dr. YANG Qiang have voluntarily waived their director’s fees, and Dr. YANG Qiang has also waived his annual fee of HK$150,000 on a voluntary basis as a member of the Audit Committee. The remuneration of the Directors for Re-election has been determined with reference to the individual’s duties, responsibilities and experience, and to prevailing market conditions. Details of the remuneration of the directors of the Company are set out in note 10 to the consolidated financial statements. None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations. Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Hong Kong Listing Rules. DIRECTORS’ INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE No transaction, arrangement or contract of significance to which the Company, any of its holding companies or subsidiaries, or any of its holding companies’ subsidiaries has been a party and in which a director of the Company or an entity connected with a director of the Company is or was materially interested, whether directly or indirectly, subsisted at the end of the year or at any time during the year. PERMITTED INDEMNITY PROVISION Pursuant to Article 159 of the Company’s Articles of Association, every director or other officer of the Company shall be indemnified out of the assets of the Company against all liabilities (to the extent permitted by the Hong Kong Companies Ordinance) sustained or incurred by such director or officer in or about the execution of his office or otherwise in relation thereto. In addition, the Company has purchased directors and officers’ liabilities insurance on behalf of its directors and officers. 61

China Mobile Limited Report of Directors DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES One of the directors of the Company personally held ordinary shares of the Company. Details of the director’s holding of ordinary shares of the Company as at 31 December 2018 are as follows: Long Positions in the Shares and Underlying Shares of the Company Director Capacity Ordinary shares held Percentage of the total number of issued shares * M oses CHENG Mo Chi B eneficial owner 300,00 0 0.00% * The calculation is based on the total number of issued ordinary shares of the Company (i.e. 20,475,482,897 ordinary shares) as at 31 December 2018, and rounded off to two decimal places. Apart from those disclosed herein, as at 31 December 2018, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that is recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code. DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ RIGHTS TO ACQUIRE SHARES At no time during the year ended 31 December 2018 was the Company, any of its holding companies or subsidiaries, or any of its holding companies’ subsidiaries a party to any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate. SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES The Company has been notified of the following interests in the Company’s issued shares as at 31 December 2018 amounting to 5% or more of the ordinary shares in issue: Long Positions in the Shares and Underlying Shares of the Company Ordinary shares held Percentage of the total number directly indirectly of issued shares (i) China Mobile Communications Group Co., Ltd. (“CMCC”) – 14,890,116,842 72.72% (ii) China Mobile (Hong Kong) Group Limited (“CMHK (Group)”) – 14,890,116,842 72.72% (iii) China Mobile Hong Kong (BVI) Limited ( “CMHK (BVI)”) 14,890,116,842 – 72.72% Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group). 62

Annual Report 2018 Report of Directors Apart from the foregoing, as at 31 December 2018, no other person (other than a director or the chief executive of the Company) had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange. CONNECTED TRANSACTIONS Continuing Connected Transactions Details of the continuing connected transactions are set out in note 34 to the consolidated financial statements. For the financial year ended 31 December 2018, the following continuing connected transactions (the “Continuing Connected Transactions”) have not exceeded their respective annual caps: (1) rental and property management service charges paid by the Group to CMCC did not exceed RMB2,200 million. The charges payable by the Group in respect of properties owned by CMCC and its subsidiaries are determined with reference to any one of the following benchmarks: (i) the value determined by independent intermediaries; (ii) applicable market rates or charges which are publicly published; or (iii) rates charged by CMCC or its subsidiaries to independent third parties, whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Group are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable; (2) leasing fees paid by the Company to CMCC for the leasing of the TD-SCDMA network capacity by the Company from CMCC did not exceed RMB3,300 million. The leasing fees are determined on a basis that reflects the Group’s actual usage of CMCC’s TD-SCDMA network capacity and to compensate CMCC for the costs of such network capacity; and (3) leasing fees paid by the Company to CMCC for the leasing of telecommunications network operation assets by the Company from CMCC did not exceed RMB3,500 million. The leasing fees are determined with reference to the prevailing market rates. In determining the market rates for the leasing fees, the Company has taken into account the charges payable by the Company and CMCC to other industry players as well as the charges receivable by the Company and CMCC from other industry players. The leasing fees payable by the Company to CMCC were not more than the leasing fees charged to other industry players, being independent third parties, for same kinds of network operation assets. The aggregate amount of leasing fees received by the Company from CMCC under the Network Assets Leasing Agreement was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules. The transactions referred to in paragraph (1) above were entered into pursuant to the 2017-2019 property leasing and management services agreement dated 11 August 2016 between the Company and CMCC (the “2017-2019 Property Leasing Agreement”). The Company announced the entering into and the terms of the 2017-2019 Property Leasing Agreement on 11 August 2016. The 2017-2019 Property Leasing Agreement has a term of three years commencing on 1 January 2017. The transactions referred to in paragraph (2) above were entered into pursuant to the network capacity leasing agreement between the Company and CMCC dated 29 December 2008 (the “Network Capacity Leasing Agreement”). The entering into of the Network Capacity Leasing Agreement was announced by the Company on 29 December 2008. The Network Capacity Leasing Agreement has been renewed and the latest renewal was announced by the Company on 10 August 2017 for a period of one year from 1 January 2018. 63

China Mobile Limited Report of Directors The transactions referred to in paragraph (3) above were entered into pursuant to the telecommunications network operation assets leasing agreement between the Company and CMCC dated 18 August 2011 (the “Network Assets Leasing Agreement”). The entering into of the Network Assets Leasing Agreement was announced by the Company on 18 August 2011. The Network Assets Leasing Agreement has been renewed and the latest renewal was announced by the Company on 9 August 2018 for a period of one year from 1 January 2019. CMCC is the ultimate controlling shareholder of the Company and therefore, a connected person of the Company. Accordingly, all the transactions referred to in paragraphs (1) to (3) above constitute connected transactions for the Company under the Hong Kong Listing Rules. In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group: (i) in the ordinary and usual course of its business; (ii) on normal commercial terms or better; and (iii) according to the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole. The auditors of the Company were engaged to report on the Group’s Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their findings and conclusions in respect of the Continuing Connected Transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. The auditors’ letter has confirmed that nothing has come to their attention that cause them to believe that the Continuing Connected Transactions: (A) have not been approved by the Board; (B) were not, in all material respects, in accordance with the pricing policies of the Group as stated in this annual report; (C) were not entered into, in all material respects, in accordance with the relevant agreements governing the Continuing Connected Transactions; and (D) have exceeded their respective annual caps for the financial year ended 31 December 2018 set out in the previous announcements of the Company. A copy of the auditors’ letter in relation to the Continuing Connected Transactions has been provided by the Company to the Stock Exchange. In respect of the Continuing Connected Transactions, the Company has complied with the disclosure requirements under the Hong Kong Listing Rules in force from time to time, and has followed the policies and guidelines as laid down in the guidance letter HKEx-GL73-14 issued by the Stock Exchange when determining the price and terms of the transactions conducted during the year ended 31 December 2018. 64

Annual Report 2018 Report of Directors PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2018. FINANCIAL SUMMARY A summary of the results and of the statements of the assets and liabilities of the Group for the last five financial years is set out on pages 146 to 148 of this annual report. EMOLUMENT POLICY In order to continue to maintain the sustainable development of the Group’s competitiveness, the Group has always emphasized the importance of recruiting, incentivizing, developing and retaining its employees, paid close attention to the external competitiveness, internal fairness of its remuneration structure and the cost-effectiveness of remuneration and emphasized the importance of the correlation between remuneration management and performance management. For the year ended 31 December 2018, employees’ remuneration comprised a basic salary and a performance-based bonus. EMPLOYEE RETIREMENT BENEFITS Particulars of the employee retirement benefits of the Group are set out in note 5 to the consolidated financial statements. PUBLIC FLOAT As at the date of this annual report and based on the information that is publicly available to the Company and to the knowledge of the directors of the Company, the Company has maintained the public float prescribed under the Hong Kong Listing Rules. AUDITORS A resolution will be proposed at the forthcoming annual general meeting for the re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively. LIST OF DIRECTORS OF SUBSIDIARIES A list of directors of the Group’s subsidiaries is set out on the Company’s website. 65

China Mobile Limited Report of Directors OTHERS Please also refer to the sections headed “Chairman’s Statement”, “Business Review”, “Financial Review” and “Human Resources Development” in this annual report (which form part of this Report of Directors) for further details. By order of the Board Yang Jie Chairman Hong Kong, 21 March 2019 66

Annual Report 2018 Notice of the Annual General Meeting Notice is hereby given that the Annual General Meeting of China Mobile Limited (the “Company”) will be held on Wednesday, 22 May 2019 at 10:00 a.m. in the Ballroom, InterContinental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong for the following purposes: 1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2018. 2. To declare a final dividend for the year ended 31 December 2018. 3. To re-elect executive directors. 4. To re-elect independent non-executive directors. 5. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the directors to fix their remuneration. And to consider and, if thought fit, to pass the following as ordinary resolutions: ORDINARY RESOLUTIONS 6. “THAT: (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to buy back shares in the capital of the Company including any form of depositary receipt representing the right to receive such shares (“Shares”) be and is hereby generally and unconditionally approved; (b) the aggregate number of Shares which may be bought back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the number of issued shares of the Company at the date of passing this resolution, and the said approval shall be limited accordingly; (c) for the purpose of this resolution “Relevant Period” means the period from the passing of this resolution until whichever is the earlier of: (1) the conclusion of the next annual general meeting of the Company; or (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or (3) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting.” 7. “THAT a general mandate be and is hereby unconditionally given to the directors of the Company to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate number of the shares allotted shall not exceed the aggregate of: (a) 20 per cent. of the number of issued shares of the Company at the date of passing this resolution, plus 67

China Mobile Limited Notice of the Annual General Meeting (b) (if the directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the number of Shares bought back by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the number of issued shares of the Company at the date of passing this resolution). Such mandate shall expire at the earlier of: (1) the conclusion of the next annual general meeting of the Company; or (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or (3) the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting.” 8. “THAT the directors of the Company be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of the annual general meeting in respect of the shares of the Company referred to in paragraph (b) of such resolution.” By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary 12 April 2019 Notes: 1. Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company. 2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 60/F, The Center, 99 Queen’s Road Central, Hong Kong at least 24 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present. 3. The Board of Directors has recommended a final dividend of HK$1.391 per share for the year ended 31 December 2018 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about 26 June 2019 to those shareholders whose names appear on the Company’s register of members on 31 May 2019. Shareholders should read the announcement issued by the Company on 21 March 2019 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed 2018 final dividend. 4. To ascertain shareholders’ eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from 16 May 2019 to 22 May 2019 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 15 May 2019. To ascertain shareholders’ entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from 29 May 2019 to 31 May 2019 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 28 May 2019. 5. Concerning resolution number 6 above, the directors of the Company wish to state that they will exercise the powers conferred thereby to buy back shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own shares, as required by the Rules Governing the Listing of Securities on the Stock Exchange will be set out in a separate circular from the Company to be enclosed with the 2018 Annual Report. 68

Annual Report 2018 Independent Auditor’s Report Pwc Independent Auditor’s Report To the Members of China Mobile Limited (incorporated in Hong Kong with limited liability) OPINION What we have audited The consolidated financial statements of China Mobile Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 75 to 145, which comprise: • the consolidated balance sheet as at 31 December 2018; • the consolidated statement of comprehensive income for the year then ended; • the consolidated statement of changes in equity for the year then ended; • the consolidated statement of cash flows for the year then ended; and • the notes to the consolidated financial statements, which include a summary of significant accounting policies. Our opinion In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance. BASIS FOR OPINION We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. 69

China Mobile Limited Independent Auditor’s Report KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, and we do not provide a separate opinion on these matters. Key audit matters identified in our audit are summarized as follows: • Revenue recognition • Impairment assessment on the interest in associates • Leasing arrangement K ey Audit Matter How our audit addressed the Key Audit Matter Revenue recognition Refer to Note 2 – Significant accounting policies (r), Note 3 – Changes in accounting policies and Note 4 – Operating revenue to the consolidated financial statements. We focused on this area due to the volume of transactions, the complexity of the IT systems, the variety of tariff and package structures and the complexity of multiple performance obligation arrangements, such as voice and data service packages, handset and service bundled packages and customer point rewards. This involved a number of key judgements and estimates on the allocation of the transaction prices among various performance obligations and timing as to when the revenue of each performance obligation can be recognized. In addition, the Group has adopted IFRS/ HKFRS 15 “Revenue from Contracts with Customers” from 1 January 2018 using the modified retrospective approach, which required judgements and estimates being made in the impacted areas and the implementation of changes to the Group’s systems, processes and controls. In response to this key audit matter, our audit work included controls testing and substantive procedures as follows: • tested the IT environment in which billing and other relevant support systems reside, including the changes and upgrades made to the relevant systems and processes to support the implementation of IFRS/HKFRS 15; • evaluated and tested the design and operating effectiveness of controls over the capture and measurement of revenue transactions; • evaluated the appropriateness of the accounting policies on revenue recognition for the existing and new business models, such as multiple performance obligation arrangements, and the appropriateness of related accounting estimates and judgements made; • examined the allocation of transaction prices among various performance obligations and tested the accuracy of revenue recognition by using sampling techniques; • performed substantive testing on the accuracy and occurrence of revenue using sampling techniques by examining customer contracts, customer bills, billing reports, and financial records; • tested the balances of accounts receivable and advances from customers in the billing system by using computer assisted audit techniques and examined the reconciliation of such balances between the billing system and financial records; and • assessed the appropriateness of the methods used to determine the impact of the transition of IFRS/HKFRS 15 and tested the accuracy of the adjustments to the opening retained earnings arising from the adoption of IFRS/HKFRS 15 by using sampling techniques. Based on the procedures performed, the revenue recognized was supported by the audit evidence that we obtained and consistent with the accounting policies of the Group. 70

Annual Report 2018 Independent Auditor’s Report K ey Audit Matter How our audit addressed the Key Audit Matter Impairment assessment on the interest in associates Refer to Note 2 – Significant accounting policies (d) and (j), Note 19 – Investments accounted for using the equity method and Note 38 – Accounting estimates and judgements to the consolidated financial statements. The Group held interests in associates, which is accounted for using the equity method. In accordance with IAS/HKAS 36 “Impairment of Assets”, where an indication of impairment of these assets exists, the Group will estimate the recoverable amounts of the relevant assets, based on the higher of the value-in-use and the fair value less costs of disposal. An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. Due to the capital market fluctuations, the Group identified that the carrying amount of its investment in Shanghai Pudong Development Bank Co., Ltd. exceeded its market value. Hence, the Group performed an impairment assessment on this investment in associate by calculating its recoverable amount based on value-in-use as determined by the discounted cash flow model. Based on the assessment result, management determined that there was no impairment loss on this investment in the associate. In the impairment assessment, judgements were required in the assessment of key assumptions, as the discounted cash flow model is sensitive to these. In response to this key audit matter, we performed the following procedures: • evaluated management’s process for preparing its impairment assessment and evaluated management’s prior years’ experience and the critical judgements in the assessment; • assessed the recoverable amount based on its value-in-use as determined by the discounted cash flow model, reviewed documentation supporting key judgements and assumptions on the cash flows, considered external evidence and the historical accuracy of management’s assumptions and forecasts, including the growth rate, the margin and the discount rate; • reconciled input data to supporting evidence, such as approved budgets; • tested mathematical accuracy and considered the appropriateness of the cash flows included in the discounted cash flow model; and • checked sensitivity analysis around the key assumptions, to ascertain the extent to which adverse changes, both individually or in aggregate, would indicate that the investment was impaired. Based on the procedures performed, the key assumptions and estimates made by management were supported by the audit evidence we gathered and consistent with our understanding. 71

China Mobile Limited Independent Auditor’s Report Key Audit Matter How our audit addressed the Key Audit Matter Leasing arrangement Refer to Note 2 – Significant accounting policies (i) and Note 38 – Accounting estimates and judgements to the consolidated financial statements. In accordance with IAS/HKAS 17 “Leases”, management assessed the classification of leases. Significant judgements are required in the assessment of the classification. In particular, management assessed the lease term, the present value of minimum lease payments, the nature of leased assets, and that there were no ownership transfers and no purchase options at the end of the lease terms. The key judgements are in respect of the economic lives and fair values of the leased assets and the interest rate implicit in the leases in the calculation of the present value of minimum lease payments. In response to this key audit matter, we performed the following procedures to assess management’s classification of leases: • examined the Lease Agreement and discussed with management the key terms in order to identify any inconsistency from our understanding; • in respect of the appropriateness of the judgements made by management in the determination of classification of the Lease Agreement, we performed the following: • assessed the impact of the agreed terms in the Lease Agreement on the classification; • tested the mathematical accuracy of the present value of minimum lease payment calculation, assessed the key assumptions and estimates made in the calculation and verified relevant data; • assessed the reasonableness of the interest rate implicit in the lease and performed sensitivity analysis; and • evaluated the appropriateness of the economic lives and the fair value of leased assets. Based on the procedures performed, the key assumptions and estimates made by management were agreed with the audit evidence we reviewed, and consistent with our understanding. 72

Annual Report 2018 Independent Auditor’s Report OTHER INFORMATION The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF DIRECTORS AND AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB, HKFRSs issued by the HKICPA, and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The Audit Committee is responsible for overseeing the Group’s financial reporting process. AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, in accordance with Section 405 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. 73

China Mobile Limited Independent Auditor’s Report Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Chow Wai Yin. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 21 March 2019 74

Annual Report 2018 Consolidated Statement of Comprehensive Income for the year ended 31 December 2018 (Expressed in Renminbi (“RMB”)) Consolidated Statement of Comprehensive Income  Annual Report 2018 2018 2017 Note Million Million Operating revenue 4 Revenue from telecommunications services 670,907 668,351 Revenue from sales of products and others 65,912 72,163 736,819 740,514 Operating expenses Leased lines and network assets 47,470 46,336 Interconnection 20,692 21,762 Depreciation 152,545 149,780 Employee benefit and related expenses 5 93,939 85,513 Selling expenses 60,326 61,086 Cost of products sold 66,231 73,668 Other operating expenses 6 174,229 182,243 615,432 620,388 Profit from operations 121,387 120,126 Other gains 7 2,906 2,389 Interest and other income 8 15,885 15,883 Finance costs 9 (144) (210) Income from investments accounted for using the equity method 13,861 9,949 Profit before taxation 153,895 148,137 Taxation 12(a) (35,944) (33,723) PROFIT FOR THE YEAR 117,951 114,414 Other comprehensive income for the year, net of tax: Items that will not be subsequently reclassified to profit or loss Changes in the fair value of equity investments at fair value through other comprehensive income (168) – Share of other comprehensive income of investments accounted for using the equity method 60 – Items that may be subsequently reclassified to profit or loss Change in value of available-for-sale financial assets – (5) Currency translation differences 1,160 (735) Share of other comprehensive income/(loss) of investments accounted for using the equity method 1,188 (1,038) TOTAL COMPREHENSIVE INCOME FOR THE YEAR 120,191 112,636 75

China Mobile Limited Consolidated Statement of Comprehensive Income (Continued) for the year ended 31 December 2018 (Expressed in RMB) Consolidated Statement of Comprehensive Income (Continued) 2018 2017 Note Million Million Profit attributable to: Equity shareholders of the Company 117,781 114,279 Non-controlling interests 170 135 P ROFIT FOR THE YEAR 117,951 114,414 Total comprehensive income attributable to: Equity shareholders of the Company 120,021 112,501 Non-controlling interests 170 135 T OTAL COMPREHENSIVE INCOME FOR THE YEAR 120,191 112,636 E arnings per share – Basic and diluted 13 RMB5.75 RMB5.58 The notes on pages 82 to 145 are an integral part of these consolidated financial statements. 76

Annual Report 2018

Consolidated Balance Sheet

as at 31 December 2018 (Expressed in RMB)

	Note	As at 31 December 2018 Million	As at 31 December 2017 Million
Assets			
Non-current assets			
Property, plant and equipment	14	666,496	648,029
Construction in progress	15	72,180	78,112
Land lease prepayments and others	16	27,778	28,322
Goodwill	17	35,343	35,343
Other intangible assets		2,620	1,721
Investments accounted for using the equity method	19	145,325	132,499
Deferred tax assets	20	29,654	33,343
Financial assets at fair value through other comprehensive income	21	587	–
Available-for-sale financial assets	21	–	44
Restricted bank deposits	22	12,369	6,504
Other non-current assets	4(a)	8,442	–
		1,000,794	963,917
Current assets			
Inventories	23	8,857	10,222
Contract assets	4(a)	5,022	–
Accounts receivable	24	26,540	24,153
Other receivables	25	39,543	31,201
Prepayments and other current assets	25	27,002	24,552
Amount due from ultimate holding company	26	570	221
Tax recoverable		1,959	1,519
Financial assets at fair value through profit or loss	21	76,425	–
Available-for-sale financial assets	21	–	65,630
Restricted bank deposits	22	9	691
Bank deposits	27	291,887	279,371
Cash and cash equivalents	28	57,302	120,636
		535,116	558,196
Total assets		1,535,910	1,522,113
Equity and liabilities			
Liabilities			
Current liabilities			
Accounts payable	29	190,847	233,169
Bills payable		3,221	3,303
Deferred revenue	30	63,185	85,282
Accrued expenses and other payables	31	195,572	190,866
Amount due to ultimate holding company	26	11,020	8,646
Income tax payable		10,553	8,716
		474,398	529,982

77

China Mobile Limited Consolidated Balance Sheet (Continued) as at 31 December 2018 (Expressed in RMB) As at As at 31 December 2018 31 December 2017 Note Million Million Non-current liabilities Deferred revenue – non-current 30 4,881 2,888 Deferred tax liabilities 20 822 362 5,703 3,250 T otal liabilities 480,101 533,232 Equity Share capital 32(a) 402,130 402,130 Reserves 650,275 583,506 Total equity attributable to equity shareholders of the Company 1,052,405 985,636 N on-controlling interests 3,404 3,245 T otal equity 1,055,809 988,881 T otal equity and liabilities 1,535,910 1,522,113 The consolidated financial statements on pages 75 to 145 were approved by the Board of Directors on 21 March 2019 and were signed on its behalf. Li Yue Name of Director Dong Xin Name of Director The notes on pages 82 to 145 are an integral part of these consolidated financial statements. 78

Annual Report 2018

Consolidated Statement of Changes in Equity

for the year ended 31 December 2018 (Expressed in RMB)

	Attributable to equity shareholders of the Company								
	Share capital Million	Capital reserve Million	General reserve Million	Exchange reserve Million	PRC Statutory and other reserves Million	Retained profits Million	Total Million	Non-controlling interests Million	Total equity Million
As at 1 January 2017	402,130	(265,308)	72	609	305,205	536,313	979,021	3,117	982,138
Changes in equity for 2017:									
Profit for the year	–	–	–	–	–	114,279	114,279	135	114,414
Change in value of available-for-sale financial assets	–	(5)	–	–	–	–	(5)	–	(5)
Currency translation differences	–	–	–	(735)	–	–	(735)	–	(735)
Share of other comprehensive loss of investments accounted for using the equity method	–	(1,038)	–	–	–	–	(1,038)	–	(1,038)
Total comprehensive income for the year	–	(1,043)	–	(735)	–	114,279	112,501	135	112,636
Dividends approved in respect of previous year (note 32(b)(ii))	–	–	–	–	–	(22,204)	(22,204)	(7)	(22,211)
Dividends declared in respect of current year (note 32(b)(i))	–	–	–	–	–	(83,832)	(83,832)	–	(83,832)
Transfer to PRC statutory reserves (note 32(d)(ii))	–	–	–	–	21,808	(21,808)	–	–	–
Others	–	–	–	–	150	–	150	–	150
As at 31 December 2017	402,130	(266,351)	72	(126)	327,163	522,748	985,636	3,245	988,881
As at 31 December 2017 (As previously reported)	402,130	(266,351)	72	(126)	327,163	522,748	985,636	3,245	988,881
Changes in accounting policies (note 3)	–	548	–	–	1,181	4,802	6,531	–	6,531
As at 1 January 2018 (As restated)	402,130	(265,803)	72	(126)	328,344	527,550	992,167	3,245	995,412
Changes in equity for 2018:									
Profit for the year	–	–	–	–	–	117,781	117,781	170	117,951
Changes in the fair value of financial assets at fair value through other comprehensive income	–	(168)	–	–	–	–	(168)	–	(168)
Currency translation differences	–	–	–	1,160	–	–	1,160	–	1,160
Share of other comprehensive income of investments accounted for using the equity method	–	1,248	–	–	–	–	1,248	–	1,248
Total comprehensive income for the year	–	1,080	–	1,160	–	117,781	120,021	170	120,191
Dividends approved in respect of previous year (note 32(b)(ii))	–	–	–	–	–	(27,060)	(27,060)	(10)	(27,070)
Dividends declared in respect of current year (note 32(b)(i))	–	–	–	–	–	(32,870)	(32,870)	–	(32,870)
Transfer to PRC statutory reserves (note 32(d)(ii))	–	–	–	–	19,148	(19,148)	–	–	–
Others	–	–	–	–	147	–	147	(1)	146
As at 31 December 2018	402,130	(264,723)	72	1,034	347,639	566,253	1,052,405	3,404	1,055,809

The notes on pages 82 to 145 are an integral part of these consolidated financial statements.

79

China Mobile Limited. Consolidated Statement of Cash Flows for the year ended 31 December 2018 (Expressed in RMB) 2018 2017 Note Million Million Operating activities Profit before taxation 153,895 148,137 Adjustments for: – Depreciation of property, plant and equipment 152,545 149,780 – Amortization of other intangible assets 6 1,609 515 – Amortization of land lease prepay ments 16 467 446 – Loss on disposal of property, plant and equipment 6 8 8 – Write-off and impairment of property, plant and equipment 6 1,250 12,593 – Impairment loss of doubtful accounts 6 4,635 3,392 – Write-down of inventories 6 155 297 – Interest and other income 8 (15,885) (15,883) – Finance costs 9 144 210 – Income from investments accounted for using the equity method (13,861) (9,949) – Net exchange gain (46) (27) Operating cash flow before changes in working capital 284,916 289,519 Decrease/(increase) in inventories 1,212 (1,690) Increase in contract assets 4(a) (874) – Increase in contract cost 4(a) (2,021) – Increase in accounts receivable (7,058) (8,367) Decrease in other receivables 1,784 648 Increase in prepayments and other current assets (2,999) (6,330) Increase in amount due from ultimate holding company (348) – Increase in deposited customer reserves 22 (4,835) (3,047) Decrease in accounts payable (16,400) (1,246) Increase in bills payable 873 1,695 (Decrease)/increase in deferred revenue (19,588) 1,811 Increase in accrued expenses and other payables 4,613 9,956 I ncrease in amount due to ultimate holding company 112 24 Cash generated from operations 239,387 282,973 Tax paid – PRC enterprise income tax paid (33,003) (37,324) – Hong Kong profits tax paid (233) (135) N et cash generated from operating activities 206,151 245,514 80

Annual Report 2018
Consolidated Statement of Cash Flows (Continued)

for the year ended 31 December 2018 (Expressed in RMB)

	Note	2018 Million	2017 Million
Investing activities			
Capital expenditure		**(192,395)**	(193,015)
Land lease prepayments and others		**(580)**	(590)
Acquisition of other intangible assets		**(2,189)**	(638)
Proceeds from disposal of property, plant and equipment		**8**	287
(Increase)/decrease in bank deposits		**(11,578)**	53,889
(Increase)/decrease in restricted bank deposits (excluding deposited customer reserves)	22	**(348)**	578
Interest received		**11,810**	15,204
Payment for investments accounted for using the equity method		**(375)**	(168)
Dividends received from investments accounted for using the equity method	19	**691**	847
Purchase of available-for-sale financial assets		**–**	(106,296)
Maturity of available-for-sale financial assets		**–**	75,550
Purchase of financial assets at fair value through profit or loss		**(116,810)**	–
Maturity of financial assets at fair value through profit or loss	21	**110,087**	–
Purchase of financial assets at fair value through other comprehensive income	21	**(711)**	–
Short-term loans granted by China Mobile Finance and payment for other investments		**(16,210)**	(14,417)
Maturity of short-term loans granted by China Mobile Finance and other investments		**6,367**	4,650
Receipt of consideration from China Tower		**–**	57,585
Others		**2**	1
Net cash used in investing activities		**(212,231)**	(106,533)
Financing activities			
Interest paid		**(142)**	(247)
Dividends paid to the Company's equity shareholders	32(b)	**(59,930)**	(106,036)
Dividends paid to non-controlling shareholders of subsidiaries		**(10)**	(7)
Short-term deposits placed by ultimate holding company	34(a)	**10,873**	8,611
Repayment of short-term deposits placed by ultimate holding company	34(a)	**(8,611)**	(5,552)
Repayment of bonds		**–**	(5,000)
Net cash used in financing activities		**(57,820)**	(108,231)
Net (decrease)/increase in cash and cash equivalents		**(63,900)**	30,750
Cash and cash equivalents at beginning of year		**120,636**	90,413
Effect of changes in foreign exchange rate		**566**	(527)
Cash and cash equivalents at end of year	28	**57,302**	120,636

Significant non-cash transactions

The Group recorded payables of RMB74,816 million (2017: RMB100,584 million) to equipment suppliers as at 31 December 2018 for additions of construction in progress during the year then ended.

Changes in liabilities arising from financing activities

There are no changes in liabilities arising from financing activities other than the placement and repayment of short-term deposits of ultimate holding company (note 26).

The notes on pages 82 to 145 are an integral part of these consolidated financial statements.

81

China Mobile Limited Notes to the Consolidated Financial Statements 82 China Mobile Limited (Expressed in RMB unless otherwise indicated) 1 GENERAL INFORMATION China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in Mainland China and in Hong Kong (for the purpose of preparing the consolidated financial statements, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in Mainland China). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “HKEX”) since 23 October 1997 and the American Depositary Shares of the Company have been listed on the New York Stock Exchange since 22 October 1997. 2 SIGNIFICANT ACCOUNTING POLICIES (a) Statement of compliance These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs that relates to the Group’s financial statements. These financial statements also comply with HKFRSs, the requirements of Hong Kong Companies Ordinance Cap. 622, and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). A summary of the significant accounting policies adopted by the Group is set out below. (b) Basis of preparation The consolidated financial statements for the year ended 31 December 2018 comprise the Group and the Group’s interest in associates and joint ventures. The measurement basis used in the preparation of the financial statements is the historical cost basis, as modified by the revaluation of financial assets at fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”) which are carried at fair value. All of the new or amended standards or interpretations that effective for the year beginning on 1 January 2018 have been applied for the first time by the Group. The impact of adopting these new or amended standards or interpretations is disclosed in note 3. The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. 82

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (b) Basis of preparation (Continued) The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 38. (c) Subsidiaries and non-controlling interests (i) Subsidiaries Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized gains arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group. Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets. Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and noncontrolling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture. 83

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (c) Subsidiaries and non-controlling interests (Continued) (ii) Separate financial statements In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(j)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable. Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill. (iii) Business combination other than under common control The Group applies the acquisition method to account for business combination of entities and businesses which are not under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred. (iv) Business combination under common control Under IFRSs and HKFRSs, the Group use merger accounting to account for the business combination of entities and businesses under common control in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” issued by the HKICPA. The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party. The assets and liabilities of the combining entities or businesses are combined using the carrying book values from the controlling parties’ perspective. No amount is recognized in consideration for goodwill or excess of acquirers’ interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the consideration at the time of common control combination, to the extent of the continuation of the controlling party’s interest. The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which they were incurred. 84

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (d) Investments accounted for using the equity method An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions. The Group has applied IFRS/HKFRS 11 to all joint arrangements. Under IFRS/HKFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. The Group accounted for its investment in associates and joint ventures using the equity method. Under the equity method, the investment is initially recorded at cost. Thereafter, the investment is adjusted for the post-acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 2(j)). The Group’s share of the post-acquisition posttax results of the investee for the year is recognized as income from investments accounted for using the equity method in the consolidated statement of comprehensive income, whereas the Group’s share of the post-acquisition post-tax items of the investee’s other comprehensive income is recognized as its share of other comprehensive income in the consolidated statement of comprehensive income. When the Group’s share of losses exceeds its interest in the associate or joint ventures, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest in the investee is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associates or joint ventures. Unrealized profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. Accounting policies of associates or joint ventures would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group. Gain or loss on dilution of equity interest in associates and joint ventures are recognized in profit or loss. 85

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (e) Goodwill Goodwill represents the excess of: (i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over (ii) the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date. When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase. Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 2(j)). Each unit or groups of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purpose. Goodwill is monitored at the operating segment level. On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal. (f) Other intangible assets Other intangible assets such as operating license and copyrights that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(j)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets’ estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually. Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. Otherwise, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above. 86

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (g) Property, plant and equipment Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(j)). The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working location and condition for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the entity. All other subsequent expenditure is recognized as an expense in the period in which it is incurred. Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal. Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows: Buildings 8–30 years Telecommunications transceivers, switching centers, transmission and other network equipment 5–10 years Office equipment, furniture, fixtures and others 3–10 years Both the assets’ useful lives and residual values, if any, are reviewed annually. (h) Construction in progress Construction in progress is stated at cost less impairment losses (see note 2(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use. 87

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (i) Leased assets An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease. (i) Classification of assets leased to the Group Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases. (ii) Assets acquired under finance leases Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets is included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the useful life of the asset as set out in note 2(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. (iii) Leased lines and network assets and operating lease charges Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term. 88

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (j) Impairment of non-financial assets (i) Impairment of investments accounted for using the equity method Investments accounted for using the equity method are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events: – significant financial difficulty of the entity; – a breach of contract, such as a default or delinquency in interest or principal payments; – it becoming probable that the entity will enter bankruptcy or other financial reorganization; – significant changes in the technological, market, economic or legal environment that have an adverse effect on the entity; and – decline in the fair value of an investment in an equity instrument below its cost. If any such evidence exists, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 2(j)(ii). (ii) Impairment of other assets Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill and other intangible assets with indefinite useful lives, an impairment loss previously recognized no longer exists or may have decreased: – property, plant and equipment; – construction in progress; – prepaid interests in leasehold land classified as being held under an operating lease; – investments in subsidiaries; – goodwill; and – other intangible assets. If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment. 89

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (j) Impairment of non-financial assets (Continued) (ii) Impairment of other assets (Continued) – Calculation of recoverable amount The recoverable amount of an asset is the higher of its fair value less costs of disposal and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). – Recognition of impairment losses An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or VIU, if determinable. – Reversals of impairment losses In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized. (k) Inventories Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management’s estimates based on prevailing market conditions. When inventories are sold, the carrying amount of those inventories is recognized as cost of products sold. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented. 90

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (l) Investments and other financial assets Recognition and derecognition Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Classification From 1 January 2018 onwards, the Group classifies its financial assets, depending on the Group’s business model for managing the financial assets and the contractual terms of the related cash flows, under the following measurement categories: • those to be measured at amortized cost, and • those to be measured at fair value (either through other comprehensive income, or through profit or loss). Measurement At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. (i) The Group’s financial assets measured at amortized cost represent those financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains together with foreign exchange gains and losses. Impairment losses are presented in other operating expenses. (ii) For equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for these equity investments at FVOCI. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investments. Dividends from such investments continue to be recognized in profit or loss when the Group’s right to receive payments is established. (iii) Assets that do not meet the criteria for amortized cost or are not elected/classified as FVOCI are classified as FVPL. A gain or loss on a financial instrument that is subsequently measured at FVPL is recognized in profit or loss and presented net within interest and other income in the period in which it arises. 91

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (l) Investments and other financial assets (Continued) Impairment From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The Group has adopted the simplified expected credit loss model for its accounts receivable and contract assets, which requires expected lifetime losses to be recognized from their initial recognition. For other debt instruments carried at amortized cost, which have low credit risk at both the beginning and end of the reporting period, the Group adopted the expected credit loss model. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Financial assets are written off when the Group is satisfied that recovery is remote. When loans or receivables have been written off, the Group continues to attempt to recover the receivable due. When recoveries are made, the recovered amount is recognized in profit or loss. Accounting policies applied until 31 December 2017 The Group has retrospectively applied IFRS/HKFRS 9, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Until 31 December 2017, the Group classifies its financial assets in the following categories: • Financial assets at fair value through profit or loss; • Held-to-maturity investments; • Loans and receivables; and • Available-for-sale financial assets. The classification determined on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition. The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more loss events and that loss event (or events) had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. 92

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (l) Investments and other financial assets (Continued) Accounting policies applied until 31 December 2017 (Continued) If any such evidence exists, any impairment loss is determined and recognized as follows: – For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for such equity securities are not reversed. – For debt instruments classified as available-for-sale financial assets, if any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is reclassified from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as availablefor- sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss. For equity instruments classified as available-for-sale financial assets, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any impairment evidence exists, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) is reclassified from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss. – For trade and other current receivables carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years. Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss. 93

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (m) Accounts receivable and other receivables Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less loss allowance for impairment loss of accounts receivable and other receivables (see note 2(l)), except where the effect of discounting would be immaterial. (n) Cash and cash equivalents Cash and cash equivalents comprise bank deposits with original maturity within three months, cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. (o) Accounts payable and other payables Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial. (p) Deferred revenue Deferred revenue consists primarily of contract liability which is from the excess of the cumulative consideration received or receivables from the contracted customer over the cumulative revenue, mainly including prepaid service fees received from customers which are generally not refundable and revenue deferred for unredeemed point rewards under customer point reward program (“Reward Program”). (q) Interest-bearing borrowings Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method. (r) Revenue recognition from contracts with customers The Group mainly provides voice, data and other telecommunications services and sells telecommunication related products to its customers through entering into contracts that are either cancellable on monthly basis or for a fixed contract period generally with prepayment term and/or penalty for early termination. For the telecommunications services (such as voice and data services), telecommunication related products (such as handsets), customer point rewards and/or other promotional goods/services provided by the Group, if the customer can benefit from the goods or services and the Group’s promise to transfer the services or products is separately identifiable, the Group identifies them as separate performance obligations. Revenue is measured at the transaction price which is the amount of consideration to which the Group is entitled in exchange for transferring promised performance obligations to the customer excluding amounts collected on behalf of third parties. The amount of consideration is generally explicitly stated in the contract and does not include significant financing component. The Group may provide cash subsidies to third party agents in respect of specific telecommunications service contracts obtained via the agents. As the cash subsidies are ultimately enjoyed by end customers via the indirect sales channel, they represent consideration payable to customers and accounted for as a reduction of the transaction price. 94

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (r) Revenue recognition from contracts with customers (Continued) When control of a service or product is transferred to a customer, revenue is generally recognized using an output method in profit or loss as follows: (i) Revenue for each performance obligation is recognized when the Group satisfies the performance obligation by transferring the promised goods or services to a customer. Generally, revenue is recognized when the customer obtains the control of the telecommunications services over the time of provision of the services. Revenue is recognized when a customer obtains the control of the product at a point of time. (ii) For contracts which include the provision of multiple performance obligations including services, products and/or customer point rewards, the Group allocates the transaction price to each performance obligation based on the relative stand-alone selling price. The stand-alone selling price of products and services are mainly based on its observable selling price. The standalone selling price of each point in the customer point rewards is based on its fair value. Revenue for each performance obligation is then recognized when the control of the promised goods or services transfers to the customer. (iii) The Group usually controls the services and the products it provided before they are transferred to the customer. In certain situations, the Group would consider the primary responsibilities in the arrangement, the establishment of selling price, and the inventory risks to determine if the Group is acting as a principal or agent. If the Group has assessed and concluded that it does not obtain the control of a specified good before transferring to the customer, the Group is acting as agent in satisfying a performance obligation, and the revenue is recognized in the net amount of any fee or commission to which it expects to be entitled from another party. The Group has both pre-paid and post-paid customers for its goods and services provided. Contract assets primarily relate to the Group’s rights to consideration for products or services provided to the customers but for which the Group does not have an unconditional right at the reporting date. In the post-paid contract, contract asset is created, which represents the difference between the amount of products revenue recognized upon sale of products or provision of service and the amount of consideration received from the customer. The contract asset is reclassified to accounts receivable as services are provided and billed. Contract liabilities arise when the Group receives consideration in advance of providing the goods or services promised in the contract. Contract liabilities are presented in deferred revenue on the consolidated balance sheet. The contract assets and the contract liabilities are classified as current and non-current portions based on their respective recovery or settlement periods. Non-current portion of contract assets are presented in other non-current assets. Incremental costs incurred to obtain a contract, which mainly comprise sales commissions payable to third party agents, are amortized on straight-line basis over the expected life of the customer contract and recorded in selling expense, if recoverable. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred. Capitalized incremental costs incurred to obtain a contract is recorded as other non-current assets. Cost incurred to fulfil a contract represents the cost directly related to the Group’s telecommunications service contracts which are not within the scope of another accounting standard. The amount is amortized based on straight-line basis over the expected life of the customer contract and recorded as other operating expense, if recoverable. Capitalized cost incurred to fulfil a contract is recorded as other non-current assets based on its amortization period. 95

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (r) Revenue recognition from contracts with customers (Continued) Accounting policies applied until 31 December 2017 Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows: (i) revenue derived from voice and data services are recognized when the service is rendered; (ii) sales of products are recognized when the title is passed to the buyer; (iii) for offerings which include the provision of services and sale of mobile handset, the Group determines the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration; and (iv) for transactions which offer customer points reward when services are provided, the consideration allocated to the customer points reward is based on its fair value which is deducted from revenue and recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired. (s) Interest income Interest income is recognized as it accrues using the effective interest method. (t) Income tax Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized. 96`

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (t) Income tax (Continued) The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries and associates to the extent that, in the case of taxable temporary differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future. The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available. Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met: – in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or – in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either: – the same taxable entity; or – different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously. (u) Provisions and contingent liabilities Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote. 97

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (v) Employee benefits (i) Short-term employee benefits and contributions to defined contribution retirement plans Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values. The Company and subsidiaries incorporated in Hong Kong are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred. The employees of the subsidiaries in Mainland China participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees’ salary costs. In addition to the local governmental defined contribution retirement plans, the subsidiaries also participate in a pension scheme launched by the Group managed by an independent insurance company whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees’ salary costs or in accordance with the terms of the plans. The Group’s contributions to these plans are charged to profit or loss when incurred. The Company and subsidiaries have no obligations for the payment of retirement and other postretirement benefits of staff other than the contributions described above. (ii) Share-based payments The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest. During the vesting period, the number of share options that is expected to vest is reviewed at each balance sheet date. Any resulting adjustment to the cumulative fair value recognized in prior years is credited/charged to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share capital account) or the option expires (when it is released directly to retained profits). In the Company’s balance sheet, share-based payment transactions in which the Company grants share options to subsidiaries’ employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated on consolidation. (iii) Termination benefits Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment which is without realistic possibility of withdrawal or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal. 98

Annual Report 2018 (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (w) Borrowing costs Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred. The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed. (x) Translation of foreign currencies The functional currency of majority of the entities within the Group is RMB, which is the currency of the primary economic environment in which most of the Group’s entities operate. The Group adopted RMB as its presentation currency in the preparation of the consolidated financial statements. Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are retranslated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined. The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheet items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting currency translation differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the currency translation differences relating to that particular foreign operation is reclassified from equity to profit or loss. For the purpose of the consolidated statement of cash flows, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (y) Related parties (a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control of the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies: (i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others); (ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member); (iii) Both entities are joint ventures of the same third party; (iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; (vi) The entity is controlled or jointly controlled by a person identified in note 2(y)(a); or (vii) A person identified in note 2(y)(a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity). Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity. (z) Segment reporting An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively. (aa) Dividend distribution Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate. 100

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 3 CHANGES IN ACCOUNTING POLICIES The following new standards, annual improvements and interpretations are mandatory for the first time for the Group’s financial year beginning on 1 January 2018 and are applicable for the Group: IFRS/HKFRS 9 “Financial Instruments” IFRS/HKFRS 15 “Revenue from Contracts with Customers” Annual Improvement to IFRSs/HKFRSs 2014-2016 cycle* IFRIC/HK(IFRIC) – Int 22, “Foreign Currency Transactions and Advance Consideration” * It includes amendment to IFRS/HKFRS 12 “Disclosure of interests in other entities” which was effective on 1 January 2017 and does not have a material impact on the Group. New standards, annual improvement or interpretation to IFRS/HKFRS and IAS/HKAS effective for the financial year beginning on 1 January 2018 do not have a material impact on the Group other than IFRS/HKFRS 9 and IFRS/HKFRS 15, details of which are set out in note 3(b) and 3(c), respectively. In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning on or after 1 January 2019 and have not been early adopted by the Group (see note 39). Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.101

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

3 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(a) Impact on the financial statements

This note explains the impact of the adoption of IFRS/HKFRS 9 and IFRS/HKFRS 15 on the Group's financial statements.

As explained in note 3(b), in accordance with the transitional provisions, IFRS/HKFRS 9 was adopted without restating the comparative figures. And as explained in note 3(c), IFRS/HKFRS 15 was generally adopted using the modified retrospective approach without restating comparative figures. The reclassifications and the adjustments are therefore recognized in the balance sheet on 1 January 2018.

The following tables show the adjustments recognized for each individual line item. Line items that were not affected by the changes have not been included. The adjustments are explained in more detail in note 3(b) and note 3(c).

Consolidated Balance Sheet (Extract)

	31 December 2017 (As previously reported) Million	Changes in accounting policy – IFRS/ HKFRS 9 Million	Changes in accounting policy – IFRS/ HKFRS 15 Million	1 January 2018 (As restated) Million
Assets				
Non-current assets				
Investments accounted for using the equity method	132,499	(2,194)	–	130,305
Deferred tax assets	33,343	24	(2,879)	30,488
Financial assets at fair value through other comprehensive income	–	44	–	44
Available-for-sale financial assets	44	(44)	–	–
Other non-current assets	–	–	6,469	6,469
	963,917	(2,170)	3,590	965,337
Current assets				
Contract assets	–	–	4,139	4,139
Accounts receivable	24,153	(195)	–	23,958
Financial assets at fair value through profit or loss	–	65,630	–	65,630
Available-for-sale financial assets	65,630	(65,630)	–	–
	558,196	(195)	4,139	562,140
Total assets	1,522,113	(2,365)	7,729	1,527,477

102

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

3 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(a) Impact on the financial statements (Continued)

Consolidated Balance Sheet (Extract) (Continued)

	31 December 2017 (As previously reported) Million	Changes in accounting policy – IFRS/ HKFRS 9 Million	Changes in accounting policy – IFRS/ HKFRS 15 Million	1 January 2018 (As restated) Million
Equity and liabilities				
Liabilities				
Current liabilities				
Accrued expenses and other payables	190,866	–	(782)	190,084
Deferred revenue	85,282	–	(385)	84,897
	529,982	–	(1,167)	528,815
Total liabilities	533,232	–	(1,167)	532,065
Equity				
Reserves	583,506	(2,365)	8,896	590,037
Total equity	988,881	(2,365)	8,896	995,412
Total equity and liabilities	1,522,113	(2,365)	7,729	1,527,477

(b) IFRS/HKFRS 9 "Financial Instruments"

IFRS/HKFRS 9 replaces the provisions of IAS/HKAS 39"Financial Instruments: Recognition and Measurement" that mainly affect the recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets of the Group.

The adoption of IFRS/HKFRS 9 from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The new accounting policies are set out in note 2(l) above. In accordance with the transitional provisions, comparative figures have not been restated.

103

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) 3 CHANGES IN ACCOUNTING POLICIES (CONTINUED) (Expressed in RMB unless otherwise indicated) (b) IFRS/HKFRS 9 “Financial Instruments” (Continued) Classification and measurement On 1 January 2018 (the date of initial application of IFRS/HKFRS 9), the Group’s management assessed the classification of the financial assets according to their business models and classified its financial instruments into the appropriate IFRS/HKFRS 9 categories. (i) Reclassification of debt investment from available-for-sale financial assets to FVPL In accordance with IFRS/HKFRS 9, the Group assessed and reclassified wealth management products issued by banks (“WMP”) from available-for-sale financial assets to financial assets at FVPL (RMB65,630 million as at 1 January 2018). (ii) Equity investments previously classified as available-for-sale financial assets that are not held for trading For long-term investments, which are not held for trading and not expected to be sold in the short term, the Group elected to present in other comprehensive income for the changes in their fair value. As a result, RMB44 million were reclassified from available-for-sale financial assets to financial assets at FVOCI and accumulated fair value gains of RMB19 million were reclassified from the available-for-sale financial assets reserve to the FVOCI reserve on 1 January 2018, both of which are included in capital reserves. Impairment (i) Accounts receivable and contract assets Upon the adoption of the simplified expected credit loss model, the related retained profits were reduced by RMB165 million and the PRC statutory reserves were reduced by RMB6 million as at 1 January 2018. Please refer to note 4(a) for details of the loss allowances for contract assets on 1 January 2018. (ii) Other financial assets at amortized cost Other financial assets at amortized cost include cash and cash equivalents, bank deposits and other receivables, etc. They are considered to be of low credit risk and thus management considers that the expected credit loss is insignificant. Impact from the adoption of IFRS 9 by investments accounted for using the equity method Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”), a major associate of the Group has adopted IFRS 9 for the year beginning 1 January 2018 without restating the comparative figures in accordance with the transitional provisions stipulated in IFRS 9. Accordingly, the balance of investment accounted for using the equity method, the retained profits and PRC statutory reserves of the Group as at 1 January 2018 were reduced by RMB2,194 million, RMB2,194 million, and RMB548 million, respectively; while the other comprehensive income of the Group as at the same date was increased by RMB548 million. 104

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 3 CHANGES IN ACCOUNTING POLICIES (CONTINUED) (c) IFRS/HKFRS 15 “Revenue from Contracts with Customers” The adoption of IFRS/HKFRS 15 from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The new accounting policies are set out in note 2(r) above. (i) The impact on the Group’s equity Accounting for multiple performance obligations Prior to the adoption of IFRS/HKFRS 15, the consideration received from offerings which include the provision of services and sale of mobile handset, was allocated to each element using the residual method. Upon the adoption of IFRS/HKFRS 15, the total consideration from arrangement with multiple performance obligations, such as mobile services, telecommunication related products (such as handsets), customer point rewards and/or other promotional goods/services, is allocated to each performance obligation based on their relative stand-alone selling prices. In addition, prior to the adoption of IFRS/HKFRS 15, certain subsidies, payable to third party agents in respect of customer contracts obtained and ultimately enjoyed by end customers, were expensed as incurred. Upon the adoption of IFRS/HKFRS 15, such payments via the third party agents are qualified as consideration payable to a customer and accounted for as a reduction of the transaction price. To reflect these changes in policy, as at 1 January 2018, the Group recognized contract assets of RMB5,654 million, net of a related impairment provision amounting to RMB303 million, reduced its contract liabilities and receipts-in-advance by RMB1,167 million, respectively. Accordingly, the impact on the Group’s equity as at the same date were an increase of RMB4,188 million of retained profits, and an increase of RMB1,025 million of the PRC statutory reserves, respectively. Accounting for costs incurred to obtain a contract and to fulfil a contract Upon the adoption of IFRS/HKFRS 15, the Group recognizes contract costs for incremental commission expenses paid to the agents in conjunction with obtaining customer contracts, which were previously expensed as incurred. And such cost is amortized using the straight-line method over the expected life of the customer contract. When the expected amortization period is one year or less, the Group utilizes the practical expedient and expenses the costs as incurred. Upon the adoption of IFRS/HKFRS 15, the Group recognized contract costs incurred to fulfil a contract for the costs directly related to the Group’s telecommunications service contracts and are not within the scope of another accounting standard, which were previously expensed as incurred. Such cost is amortized using the straight-line method over the expected life of the customer contract. To reflect the above changes in policy, as at 1 January 2018, the Group recognized contract costs of RMB4,954 million. Accordingly, the impact on the Group’s equity as at the same date were an increase of RMB2,973 million of retained profits, and an increase of RMB710 million of the PRC statutory reserves, respectively. 105

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) 3 CHANGES IN ACCOUNTING POLICIES (CONTINUED) (c) IFRS/HKFRS 15 “Revenue from Contracts with Customers” (Continued) (ii) Summary of effects arising from initial application of IFRS/HKFRS 15 The following table shows the impact from the adoption of IFRS/HKFRS 15 relative to IAS/HKAS 18 “Revenue” on certain impacted financial statement line items in the Group’s consolidated statements of comprehensive income for the year ended 31 December 2018 and consolidated balance sheet as at 31 December 2018. Line items that were not affected by the initial application have not been included. The impacted areas are consistent with those disclosed in note 3(c)(i). Consolidated Statement of Comprehensive Income (Extract) 2018 Amounts without adoption of As reported Adjustments IFRS/HKFRS 15 Million Million Million Operating revenue Revenue from telecommunications services 670,907 10,833 681,740 Revenue from sales of products and others 65,912 (5,821) 60,091 Operating expenses Selling expenses 60,326 6,048 66,374 Cost of products sold 66,231 847 67,078 Other operating expenses 174,229 54 174,283 Consolidated Balance Sheet (Extract) As at 31 December 2018 Balances without adoption of As reported Adjustments IFRS/HKFRS 15 Million Million Million Assets Non-current assets Deferred tax assets 29,654 3,301 32,955 Other non-current assets 8,442 (8,442) – Current assets Contract assets 5,022 (5,022) – Equity and liabilities Liabilities Current liabilities Accrued expenses and other payables 195,572 68 195,640 Deferred revenue 63,185 177 63,362 Equity Reserves 650,275 (10,408) 639,867 106

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 4 OPERATING REVENUE 2018 2017 Million Million Revenue from telecommunications services Voice services 108,083 156,918 Data services 542,083 493,350 Others 20,741 18,083 670,907 668,351 R evenue from sales of products and others 65,912 72,163 736,819 740,514 The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material. Based on the static calculation of customer contracts in 2017, with the adoption of IFRS/HKFRS 15, operating revenue and revenue from telecommunications services in 2017 would have decreased by RMB16,659 million and RMB21,147 million, respectively; and revenue from sales of products and others in 2017 would have increased by RMB4,488 million. (a) Assets related to contracts with customers The Group has recognized the following assets related to contract with customers: As at 31 December 2018 As at 1 January 2018 Note Million Million Contract assets (i) 6,489 5,654 Less: current portion (5,022) (4,139) Non-current portion recorded in other non-current assets 1,467 1,515 Contract costs incurred to obtain a contract recorded in other non-current assets (ii) 6,880 4,924 Contract costs incurred to fulfil a contract recorded in other non-current assets 95 30 O ther non-current assets 8,442 6,469 107

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) 4 OPERATING REVENUE (CONTINUED) (Expressed in RMB unless otherwise indicated) (a) Assets related to contracts with customers (Continued) Note: (i) Significant changes in contract assets: Contract assets Gross amount Loss allowance Million Million As at 1 January 2018 5,957 (303) Increase resulting from satisfaction of performance obligation 7,325 – Reclassified to accounts receivable (6,451) – Net impairment loss of contract assets – (39) As at 31 December 2018 6,831 (342) (ii) The capitalized amount of contract costs incurred to obtain contracts was RMB9,620 million for the year ended 31 December 2018. The amount of amortization was RMB7,664 million for contract costs incurred to obtain contracts. As at 31 December 2018, the management performed impairment test for the contract costs incurred to obtain contracts and determined such impairment was not significant. (b) Details of contract liabilities Contract liabilities are presented in deferred revenue in the consolidated balance sheet. As at 31 December 2018, total contract liabilities amounted to RMB62,812 million (as at 1 January 2018: RMB81,147 million). For the year ended 31 December 2018, revenue recognized related to contract liabilities existing at 1 January 2018 amounted to RMB66,370 million. The decrease of contract liabilities is mainly due to the Group’s adjustment in marketing strategy in reaction to the market environment. (c) Unsatisfied long-term contracts The unsatisfied performance obligation of the Group is mainly relating to telecommunications services. The Group generally enters into service contracts with customers monthly or for a fixed term, and bills the customers on monthly basis based on the contract terms for the Group’s unconditional right to consideration. For the contracts that have an original expected duration of one year or less and the performance obligations which are regarded as satisfied as billed, the Group has applied the practical expedient permitted under IFRS/HKFRS 15, therefore, the information about the remaining performance obligations were not disclosed. 5 EMPLOYEE BENEFIT AND RELATED EXPENSES 2018 2017 Million Million Salaries, wages, labor service expenses and other benefits 81,843 74,427 R etirement costs: contributions to defined contribution retirement plans 12,096 11,086 93,939 85,513 108

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

6 OTHER OPERATING EXPENSES

	Note	2018 Million	2017 Million
Maintenance		**54,569**	55,737
Impairment loss of doubtful accounts		**4,635**	3,392
Write-down of inventories		**155**	297
Amortization of other intangible assets		**1,609**	515
Operating lease charges			
– land and buildings		**11,439**	11,453
– others	(i)	**4,663**	3,698
Loss on disposal of property, plant and equipment		**8**	8
Write-off and impairment of property, plant and equipment (note 14)		**1,250**	12,593
Power and utilities expenses		**32,032**	30,518
Operation support and research and development expenses	(ii)	**44,001**	38,016
Auditors' remuneration			
– audit services	(iii)	**108**	107
– tax services		**3**	3
– other services		**6**	12
Others	(iv)	**19,751**	25,894
		174,229	182,243

Note:

(i) Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.

(ii) Operation support and research and development expenses mainly include support expenses for new business operation, research and development cost for new technology evolution, amortization of testing equipment, and other related costs.

(iii) Audit services include reporting on the Group's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America with the service fee amount of RMB22 million (2017: RMB22 million).

(iv) Others consist of administrative expenses, property management expenses, taxes and surcharges, and other miscellaneous expenses.

7 OTHER GAINS

	2018 Million	2017 Million
Compensation income	**1,184**	1,118
Others	**1,722**	1,271
	2,906	2,389

109

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

8 INTEREST AND OTHER INCOME

	2018 Million	2017 Million
Interest income from bank deposits	11,443	12,884
Fair value gains recognized	4,442	2,999
	15,885	15,883

9 FINANCE COSTS

	2018 Million	2017 Million
Interest on short-term deposits received (note 34(a))	142	21
Interest on bonds	–	187
Others	2	2
	144	210

10 DIRECTORS' REMUNERATION

Directors' remuneration during 2018 is as follows:

	Directors' fees '000	Salaries, allowances and bonuses '000	Contributions relating to social insurance, housing fund and retirement scheme '000	2018 Total '000
Executive directors (Expressed in RMB)				
YANG Jie*	–	–	–	–
SHANG Bing**	–	867	134	1,001
LI Yue (Chief Executive Officer)	–	1,000	163	1,163
SHA Yuejia***	–	745	104	849
DONG Xin	–	890	157	1,047
	–	3,502	558	4,060
Independent non-executive directors (Expressed in Hong Kong dollar)				
WONG Kwong Shing, Frank#	177	–	–	177
CHENG Mo Chi, Moses	460	–	–	460
CHOW Man Yiu, Paul	455	–	–	455
YIU Kin Wah, Stephen	417	–	–	417
YANG Qiang##	–	–	–	–
	1,509	–	–	1,509

110

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

10 DIRECTORS' REMUNERATION (CONTINUED)

Directors' remuneration during 2017 is as follows:

	Directors' fees '000	Salaries, allowances and bonuses '000	Contributions relating to social insurance, housing fund and retirement scheme '000	2017 Total '000
Executive directors (Expressed in RMB)				
SHANG Bing**	–	781	123	904
LI Yue (Chief Executive Officer)	–	781	151	932
LIU Aili****	–	592	110	702
SHA Yuejia***	–	702	148	850
DONG Xin	–	695	145	840
	–	3,551	677	4,228
Independent non-executive directors (Expressed in Hong Kong dollar)				
WONG Kwong Shing, Frank#	470	–	–	470
CHENG Mo Chi, Moses	460	–	–	460
CHOW Man Yiu, Paul	455	–	–	455
YIU Kin Wah, Stephen	255	–	–	255
	1,640	–	–	1,640

* Mr. YANG Jie has been appointed as an executive director and the chairman of the Company with effect from 21 March 2019.

** Mr. SHANG Bing has resigned from his positions as an executive director and the chairman of the Company with effect from 4 March 2019.

*** Mr. SHA Yuejia resigned from his position as executive director of the Company with effect from 17 May 2018.

**** Mr. LIU Aili resigned from his position as executive director of the Company with effect from 29 September 2017.

Mr. Frank WONG Kwong Shing resigned from the role of independent non-executive director of the Company with effect from 17 May 2018.

Dr. YANG Qiang has been appointed as an independent non-executive director and a member of the audit committee of the Company with effect from 17 May 2018 and he voluntarily waived his director's fees.

In 2018 and 2017, executive directors of the Company voluntarily waived their directors' fees.

The unpaid portion of executive directors' performance related bonuses for 2018 will be determined based on the evaluation conducted in 2019, and the additional bonuses related to their term of service will be determined based on the evaluation conducted upon the completion of three-year evaluation period. Directors' remuneration paid during 2018 included directors' performance related bonuses and additional bonuses related to their term of service for previous years.

111

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

11 INDIVIDUALS WITH HIGHEST EMOLUMENTS

The emoluments payable to the five individuals with highest emoluments during 2018 and 2017 are as follows:

	2018 '000	2017 '000
Salaries, allowances and benefits in kind	6,579	5,259
Performance related bonuses	4,208	4,014
Retirement scheme contributions	156	158
	10,943	9,431

The emoluments fell within the following bands:

	2018 Number of individuals	2017 Number of individuals
Emolument bands		
1,500,001–2,000,000	–	3
2,000,001–2,500,000	5	2

12 TAXATION

(a) Taxation in the consolidated statement of comprehensive income represents:

	Note	2018 Million	2017 Million
Current tax			
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(i)	34,395	36,945
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(ii)	275	260
		34,670	37,205
Deferred tax			
Origination and reversal of temporary differences, net (note 20)		1,274	(3,482)
		35,944	33,723

Note:

(i) The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2017: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2018. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2017: 15%).

(ii) The provision for Hong Kong profits tax is calculated at 16.5% (2017: 16.5%) of the estimated assessable profits for the year ended 31 December 2018.

(iii) Pursuant to the "Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management" issued by SAT in 2009 ("2009 Notice"), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

112

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

12 TAXATION (CONTINUED)

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2018 Million	2017 Million
Profit before taxation	**153,895**	148,137
Notional tax on profit before tax, calculated at the PRC's statutory tax rate of 25% (Note)	**38,474**	37,034
Tax effect of non-taxable items		
– Income from investments accounted for using the equity method	**(3,465)**	(2,487)
– Interest and other income	**(131)**	(41)
Tax effect of non-deductible expenses on the PRC operations	**604**	772
Tax effect of non-deductible expenses on Hong Kong operations	**85**	70
Rate differential of certain PRC operations (note 12(a)(i))	**(1,835)**	(2,317)
Rate differential on Hong Kong operations (note 12(a)(ii))	**(189)**	(182)
Tax effect of deductible temporary difference for which no deferred tax asset was recognized	**1,414**	154
Tax effect of deductible tax loss for which no deferred tax asset was recognized	**1,267**	818
Others	**(280)**	(98)
Taxation	**35,944**	33,723

Note: The PRC's statutory tax rate is adopted as the majority of the Group's operations are subject to this rate.

(c) The tax (charged)/credited relating to components of other comprehensive income is as follows:

	2018			2017		
	Before tax Million	**Tax charged Million**	**After tax Million**	Before tax Million	Tax credited Million	After tax Million
Change in value of available-for-sale financial assets	–	–	–	(7)	2	(5)
Change in value of financial assets at FVOCI	**(168)**	–	**(168)**	–	–	–
Currency translation differences	**1,160**	–	**1,160**	(735)	–	(735)
Share of other comprehensive income/(loss) of investments accounted for using the equity method	**1,248**	–	**1,248**	(1,038)	–	(1,038)
Other comprehensive income/(loss)	**2,240**	–	**2,240**	(1,780)	2	(1,778)
Current tax		–			–	
Deferred tax		–			2	
		–			2	

13 EARNINGS PER SHARE

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB117,781 million (2017: RMB114,279 million) and the weighted average number of 20,475,482,897 shares (2017: 20,475,482,897 shares) in issue during the year.

In 2018 and 2017, there was no dilutive potential ordinary shares of the Company outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

113

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

14 PROPERTY, PLANT AND EQUIPMENT

	Buildings Million	Telecommunications transceivers, switching centers, transmission and other network equipment Million	Office equipment, furniture, fixtures and others Million	Total Million
Cost:				
As at 1 January 2017	136,923	1,286,267	22,991	1,446,181
Transferred from construction in progress	10,577	174,250	833	185,660
Other additions	820	962	1,193	2,975
Disposals	(72)	(181)	(109)	(362)
Assets written-off	(331)	(38,971)	(1,117)	(40,419)
Exchange differences	(141)	(359)	(4)	(504)
As at 31 December 2017	147,776	1,421,968	23,787	1,593,531
As at 1 January 2018	**147,776**	**1,421,968**	**23,787**	**1,593,531**
Transferred from construction in progress	**7,624**	**160,654**	**1,616**	**169,894**
Other additions	**257**	**465**	**1,504**	**2,226**
Disposals	**(18)**	**(1,304)**	**(118)**	**(1,440)**
Assets written-off	**(323)**	**(33,168)**	**(1,490)**	**(34,981)**
Exchange differences	**135**	**236**	**2**	**373**
As at 31 December 2018	**155,451**	**1,548,851**	**25,301**	**1,729,603**
Accumulated depreciation and impairment:				
As at 1 January 2017	41,502	766,221	16,102	823,825
Charge for the year	5,695	143,026	1,227	149,948
Written back on disposals	(58)	(45)	(105)	(208)
Assets written-off and impairment loss	(299)	(26,465)	(1,068)	(27,832)
Exchange differences	(20)	(208)	(3)	(231)
As at 31 December 2017	46,820	882,529	16,153	945,502
As at 1 January 2018	**46,820**	**882,529**	**16,153**	**945,502**
Charge for the year	**5,625**	**145,504**	**1,480**	**152,609**
Written back on disposals	**(15)**	**(1,297)**	**(116)**	**(1,428)**
Assets written-off	**(290)**	**(32,064)**	**(1,372)**	**(33,726)**
Exchange differences	**18**	**131**	**1**	**150**
As at 31 December 2018	**52,158**	**994,803**	**16,146**	**1,063,107**
Net book value:				
As at 31 December 2018	**103,293**	**554,048**	**9,155**	**666,496**
As at 31 December 2017	100,956	539,439	7,634	648,029

114

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

14 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

For the year ended 31 December 2017, as a result of the optimization of 4G network coverage, the continuing impact of the mobile Internet substitution effect, and particularly, the significant progress of Voice over LTE business services, the usage and utilization of the Group's 2G network has been decreasing rapidly. Meanwhile, due to the further decline of voice tariff, the revenue from voice services dropped even faster and the management anticipates more pressure on the profitability of 2G wireless and related assets ("2G Network Assets"). Therefore, based on the impairment testing results, management recognized an impairment loss of RMB10,450 million on the 2G Network Assets. No additional impairment was provided in 2018.

15 CONSTRUCTION IN PROGRESS

	2018	2017
	Million	Million
As at 1 January	**78,112**	89,853
Additions	**163,962**	173,919
Transferred to property, plant and equipment	**(169,894)**	(185,660)
As at 31 December	**72,180**	78,112

As at 31 December 2018, construction in progress primarily comprises expenditure incurred on the network expansion projects but not yet completed.

16 LAND LEASE PREPAYMENTS AND OTHERS

For the year ended 31 December 2018, the amortization of land lease prepayments expensed in the profit or loss amounted to approximately RMB467 million (2017: approximately RMB446 million).

17 GOODWILL

	2018	2017
	Million	Million
Cost and carrying amount:		
As at 1 January and 31 December	**35,343**	35,343

Impairment tests for goodwill

As at 31 December 2018, the goodwill of RMB35,300 million is attributable to the cash-generating units in relation to the operation in Mainland China which management currently monitors. The recoverable amount of the cash-generating unit is determined based on the VIU calculations by using the discounted cash flow method. This method considers the pre-tax cash flows of the subsidiaries (cash-generating unit) for the five years ending 31 December 2023 with subsequent transition to perpetuity. For the five years ending 31 December 2023, the average growth rate is assumed 1.5% while for the years beyond 31 December 2023, the assumed continual growth rate to perpetuity is 1%. The present value of cash flows is calculated by discounting the cash flow using pre-tax interest rates of approximately 11%. The management performed impairment test for the goodwill in relation to the operation in Mainland China and determined such goodwill was not impaired. Reasonably possible changes in key assumptions will not lead to the goodwill impairment loss.

115

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

18 SUBSIDIARIES

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Communication (BVI) Limited	British Virgin Islands ("BVI")	HK$1	100%	–	Investment holding company
China Mobile Communication Co., Ltd. ("CMC")**	Mainland China	RMB1,641,848,326	–	100%	Network and business coordination center
China Mobile Group Guangdong Co., Ltd. ("Guangdong Mobile")	Mainland China	RMB5,594,840,700	–	100%	Telecommunications operator
China Mobile Group Zhejiang Co., Ltd.	Mainland China	RMB2,117,790,000	–	100%	Telecommunications operator
China Mobile Group Jiangsu Co., Ltd.	Mainland China	RMB2,800,000,000	–	100%	Telecommunications operator
China Mobile Group Fujian Co., Ltd.	Mainland China	RMB5,247,480,000	–	100%	Telecommunications operator
China Mobile Group Henan Co., Ltd.	Mainland China	RMB4,367,733,641	–	100%	Telecommunications operator
China Mobile Group Hainan Co., Ltd.	Mainland China	RMB643,000,000	–	100%	Telecommunications operator
China Mobile Group Beijing Co., Ltd.	Mainland China	RMB6,124,696,053	–	100%	Telecommunications operator
China Mobile Group Shanghai Co., Ltd.	Mainland China	RMB6,038,667,706	–	100%	Telecommunications operator
China Mobile Group Tianjin Co., Ltd.	Mainland China	RMB2,151,035,483	–	100%	Telecommunications operator
China Mobile Group Hebei Co., Ltd.	Mainland China	RMB4,314,668,600	–	100%	Telecommunications operator
China Mobile Group Liaoning Co., Ltd.	Mainland China	RMB5,140,126,680	–	100%	Telecommunications operator
China Mobile Group Shandong Co., Ltd.	Mainland China	RMB6,341,851,146	–	100%	Telecommunications operator

116

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

18 SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Guangxi Co., Ltd.	Mainland China	RMB2,340,750,100	–	100%	Telecommunications operator
China Mobile Group Anhui Co., Ltd.	Mainland China	RMB4,099,495,494	–	100%	Telecommunications operator
China Mobile Group Jiangxi Co., Ltd.	Mainland China	RMB2,932,824,234	–	100%	Telecommunications operator
China Mobile Group Chongqing Co., Ltd.	Mainland China	RMB3,029,645,401	–	100%	Telecommunications operator
China Mobile Group Sichuan Co., Ltd.	Mainland China	RMB7,483,625,572	–	100%	Telecommunications operator
China Mobile Group Hubei Co., Ltd.	Mainland China	RMB3,961,279,556	–	100%	Telecommunications operator
China Mobile Group Hunan Co., Ltd.	Mainland China	RMB4,015,668,593	–	100%	Telecommunications operator
China Mobile Group Shaanxi Co., Ltd.	Mainland China	RMB3,171,267,431	–	100%	Telecommunications operator
China Mobile Group Shanxi Co., Ltd.	Mainland China	RMB2,773,448,313	–	100%	Telecommunications operator
China Mobile Group Neimenggu Co., Ltd.	Mainland China	RMB2,862,621,870	–	100%	Telecommunications operator
China Mobile Group Jilin Co., Ltd.	Mainland China	RMB3,277,579,314	–	100%	Telecommunications operator
China Mobile Group Heilongjiang Co., Ltd.	Mainland China	RMB4,500,508,035	–	100%	Telecommunications operator
China Mobile Group Guizhou Co., Ltd.	Mainland China	RMB2,541,981,749	–	100%	Telecommunications operator
China Mobile Group Yunnan Co., Ltd.	Mainland China	RMB4,137,130,733	–	100%	Telecommunications operator
China Mobile Group Xizang Co., Ltd.	Mainland China	RMB848,643,686	–	100%	Telecommunications operator
China Mobile Group Gansu Co., Ltd.	Mainland China	RMB1,702,599,589	–	100%	Telecommunications operator

117

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

18 SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Qinghai Co., Ltd.	Mainland China	RMB902,564,911	–	100%	Telecommunications operator
China Mobile Group Ningxia Co., Ltd.	Mainland China	RMB740,447,232	–	100%	Telecommunications operator
China Mobile Group Xinjiang Co., Ltd.	Mainland China	RMB2,581,599,600	–	100%	Telecommunications operator
China Mobile Group Design Institute Co., Ltd.	Mainland China	RMB160,232,500	–	100%	Provision of telecommunications network planning design and consulting services
China Mobile Holding Company Limited**	Mainland China	US$30,000,000	100%	–	Investment holding company
China Mobile Information Technology Co., Ltd.**	Mainland China	US$7,633,000	–	100%	Provision of roaming clearance, IT system operation, technology support services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	–	Investment holding company
Aspire (BVI) Limited#	BVI	US$1,000	–	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited**#	Mainland China	US$10,000,000	–	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited**#	Mainland China	US$5,000,000	–	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited**#	Mainland China	US$5,000,000	–	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited***	Mainland China	US$3,800,000	–	51%	Network construction and maintenance, network planning and optimizing, training and communication services
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	–	Provision of roaming clearance services

118

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

18 SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
Fit Best Limited	BVI	US$1	100%	–	Investment holding company
China Mobile Hong Kong Company Limited	Hong Kong	HK$951,046,930	–	100%	Provision of telecommunications and related services
China Mobile International Holdings Limited	Hong Kong	HK$18,195,670,000	100%	–	Investment holding company
China Mobile International Limited	Hong Kong	HK$6,400,000,000	–	100%	Provision of voice and roaming clearance services, Internet services and value-added services
China Mobile Group Device Co., Ltd.	Mainland China	RMB6,200,000,000	–	99.97%	Provision of electronic communication products design and sale of related products
China Mobile Group Finance Co., Ltd. ("China Mobile Finance")	Mainland China	RMB11,627,783,669	–	92%	Provision of non-banking financial services
China Mobile IoT Company Limited	Mainland China	RMB2,500,000,000	–	100%	Provision of network services
China Mobile (Suzhou) Software Technology Co., Ltd.	Mainland China	RMB980,000,000	–	100%	Provision of computer hardware and software research and development services
China Mobile (Hangzhou) Information Technology Co., Ltd.	Mainland China	RMB1,250,000,000	–	100%	Provision of computer hardware and software research and development services
China Mobile Online Services Co., Ltd.	Mainland China	RMB50,000,000	–	100%	Provision of call center services
MIGU Company Limited	Mainland China	RMB7,000,000,000	–	100%	Provision of Mobile Internet digital content services
China Mobile TieTong Company Limited	Mainland China	RMB31,880,000,000	–	100%	Provision of telecommunications services

119

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

18 SUBSIDIARIES (CONTINUED)

Name of company*	Place of incorporation/ establishment and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Internet Company Limited	Mainland China	RMB2,700,000,000	–	100%	Provision of value added telecommunications services
China Mobile Investment Holdings Company Limited	Mainland China	RMB590,000,000	–	100%	Investment holding company
China Mobile Quantong System Integration Co., Ltd.	Mainland China	RMB550,000,000	–	100%	Provision of computer system integration, construction, maintenance and related technology development services
China Mobile (Chengdu) ICT Co., Ltd.	Mainland China	RMB200,000,000	–	100%	Provision of Information technology products and technology research and development services
China Mobile (Shanghai) ICT Co., Ltd.	Mainland China	RMB200,000,000	–	100%	Provision of Information technology products and technology research and development services
China Mobile Financial Technology Co., Ltd.	Mainland China	RMB500,000,000	–	100%	Provision of e-payment, e-commerce and Internet finance services

* The nature of all the legal entities established in the Mainland China is limited liability company.

** Companies registered as wholly owned foreign enterprises in the Mainland China.

*** Company registered as a sino-foreign equity joint venture in the Mainland China.

\# Effective interest held by the Group is 66.41%.

120

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

19 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The amounts recognized in the consolidated balance sheet are as follows:

	As at 31 December 2018 Million	As at 1 January 2018 (As restated) (Note 3) Million	As at 31 December 2017 (As previously reported) Million
Associates	144,059	129,442	131,636
Joint ventures	1,266	863	863
	145,325	130,305	132,499

Details of principal associates are as follows:

Name of associate	Notes	Place of incorporation/ establishment and operation	Proportion of ownership interest held by the Company or its subsidiary	Principal activity
Listed company				
SPD Bank	(a)	PRC	18%	Provision of banking services
China Tower Corporation Limited ("China Tower")	(b)	PRC	28%	Construction, maintenance and operation of telecommunications towers
IFLYTEK Co., Ltd. ("IFLYTEK")	(a)	PRC	13%	Provision of Chinese speech and language technology products and services
True Corporation Public Company Limited ("True Corporation")		Thailand	18%	Provision of telecommunications services

Notes:

(a) Up to the approval date of these financial statements, SPD Bank and IFLYTEK have not yet announced their audited annual results for the year ended 31 December 2018, therefore, the Group has recognized its share of SPD Bank and IFLYTEK's comprehensive income for the year 2018 based on the unaudited financial information which was released and publicly disclosed by SPD Bank and IFLYTEK respectively, with some information such as total liabilities and total equity not provided.

(b) On 8 August 2018, China Tower successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited and made an offering of 46,663,856,000 new ordinary shares (including both Hong Kong and International offerings with over-allotment option exercised) at a price of HK$1.26 per share. The Group's shareholding in China Tower has been diluted from 38% to 28% and the gain as a result of equity interest dilution following the initial public offering of China Tower amounted to approximately RMB2,271 million was recorded in income from investments accounted for using the equity method.

121

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

19 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i) Summary financial information on principal associates:

	SPD Bank As at 31 December	
	2018	2017
	Million	Million
Total assets	**6,286,837**	6,137,240
Total liabilities	–	5,706,255
Total equity	–	430,985
Total equity attributable to ordinary equity shareholders	**441,679**	395,484
Percentage of ownership of the Group	**18%**	18%
Total equity attributable to the Group	**80,297**	71,896
The impact of fair value adjustments at the time of acquisition and goodwill	**6,654**	6,663
Interest in associates	**86,951**	78,559

	China Tower As at 31 December		IFLYTEK As at 31 December		True Corporation As at 31 December	
	2018	2017	**2018**	2017	**2018**	2017
	Million	Million	**Million**	Million	**Million**	Million
Total current assets	**31,799**	30,517	–	7,329	**26,309**	23,566
Total non-current assets	**283,565**	292,126	–	6,151	**78,251**	69,511
Total current liabilities	**114,759**	150,041	–	4,428	**43,097**	39,589
Total non-current liabilities	**20,103**	45,107	–	1,042	**33,215**	26,643
Total equity	**180,502**	127,495	–	8,010	**28,248**	26,845
Total equity attributable to equity shareholders	**180,502**	127,495	**7,949**	7,759	**28,123**	26,711
Percentage of ownership of the Group	**28%**	38%	**13%**	13%	**18%**	18%
Total equity attributable to the Group	**50,414**	48,448	**1,072**	1,047	**5,062**	4,808
The impact of fair value adjustments at the time of acquisition, goodwill and others	–	–	**815**	805	**2,851**	2,664
Elimination of unrealized profits resulting from the transfer of Tower Assets and its realization	**(3,115)**	(4,856)	–	–	–	–
Interest in associates	**47,299**	43,592	**1,887**	1,852	**7,913**	7,472

122

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 19 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED) (i) Summary financial information on principal associates (Continued): SPD Bank China Tower 2018 2017 2018 2017 Million Million Million Million Revenue 171,542 168,619 71,819 68,665 Profit before taxation 65,284 69,828 3,475 2,685 Profit attributable to ordinary equity shareholders for the year 54,189 52,533 2,650 1,943 Other comprehensive income/(loss) 6,979 (5,568) – – Total comprehensive income 61,168 46,965 2,650 1,943 Dividends received from associates 533 821 – – IFLYTEK True Corporation 2018 2017 2018 2017 Million Million Million Million Revenue 8,067 5,458 33,214 28,262 Profit before taxation 641 584 2,662 726 Profit attributable to ordinary equity shareholders for the year 529 428 1,444 465 Other comprehensive (loss)/income – – (46) 32 Total comprehensive income 529 428 1,398 497 Dividends received from associates 18 18 39 – (ii) The fair values of the interests in listed associates are based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the balance sheet date without any deduction for transaction costs and disclosed as follows: As at 31 December 2018 As at 31 December 2017 Carrying amount Fair value Carrying amount Fair value Million Million Million Million SPD Bank 86,951 52,282 78,559 67,166 China Tower 47,299 63,738 43,592 N/A IFLYTEK 1,887 6,623 1,852 10,598 True Corporation 7,913 6,589 7,472 7,450 123

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 19 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED) (iii) The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired. As at 31 December 2018, the fair value of investment in SPD Bank was assessed to be RMB52,282 million (as at 31 December 2017: RMB67,166 million), which was below its carrying amount by approximately 39.9% (as at 31 December 2017: approximately 14.5%). Management of the Group performed an impairment test and determined the respective recoverable amount of the investment by the adoption of the VIU method. The calculation has considered pre-tax cash flow projections of SPD Bank for the five years ending 31 December 2023 with an extrapolation made to perpetuity. The discount rate used to discount the cash flows to their respective net present values was based on cost of capital used to evaluate investments of similar nature in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on the management’s assessment results and sensitivity analysis performed, there was no impairment of the investment as at 31 December 2018. As at 31 December 2018, the fair value of investment in True Corporation was assessed to be RMB6,589 million (as at 31 December 2017: RMB7,450 million), which was below its carrying amount by approximately 16.7% (as at 31 December 2017: approximately 0.3%). Management of the Group performed an impairment test and determined its recoverable amount as the higher of its fair value less costs of disposal and VIU. Based on the management’s assessment results, there was no impairment of the investment as at 31 December 2018. Other than above, the management has determined that there was no impairment indicator of the Group’s interests in other associates as at 31 December 2018 and 2017. Details of a major joint venture are as follows: In 2015, CMC, a wholly-owned subsidiary of the Company, together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC), established China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”). The Group recognized the investment as interest in a joint venture. CMC committed to invest RMB1,500 million in cash, which represents 50% of the equity interest of the Fund. As at 31 December 2018, CMC had contributed RMB1,134 million (as at 31 December 2017: RMB759 million) to the Fund with an outstanding commitment to further invest RMB366 million (as at 31 December 2017: RMB741 million) to the Fund upon a request lodged by the Fund. There were no contingent liabilities relating to the Group’s interest in this joint venture as at 31 December 2018. 124

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 20 DEFERRED TAX ASSETS AND LIABILITIES The analysis of deferred tax assets and liabilities are as follows: As at 31 December 2018 As at 31 December 2017 Million Million Deferred tax assets: – Deferred tax asset to be recovered after 12 months 2,982 8,236 – Deferred tax asset to be recovered within 12 months 26,672 25,107 29,654 33,343 Deferred tax liabilities: – Deferred tax liabilities to be settled after 12 months (598) (258) – Deferred tax liabilities to be settled within 12 months (224) (104) (822) (362) Deferred tax assets and liabilities recognized and the movements during 2018 As at 31 December 2017 (As previously reported) Changes in accounting policies (Note 3) As at 1 January 2018 (As restated) (Charged)/ credited to profit or loss Charged to other comprehensive income Exchange differences As at 31 December 2018 Million Million Million Million Million Million Million Deferred tax assets arising from: Write-down for obsolete inventories 120 – 120 (45) – – 75 Write-off and impairment of certain network equipment and related assets 7,082 – 7,082 (1,793) – – 5,289 Accrued operating expenses 18,934 – 18,934 (1,219) – – 17,715 Deferred revenue from Reward Program 5,943 – 5,943 (159) – – 5,784 Impairment loss of doubtful accounts 1,270 24 1,294 164 – – 1,458 Change in value of available-for-sale financial assets (6) 6 – – – – – Change in value of financial assets at FVOCI – (6) (6) – – – (6) Contract asset, contract liability and contract cost relating to customer contract – (2,87 9) (2,87 9) 2,21 8 – – (66 1) 33,34 3 (2,85 5) 30,48 8 (83 4) – – 29,65 4 Deferred tax liabilities arising from: Depreciation allowance in excess of related depreciation (362) – (362) (736) – (19) (1,117) Others – – – 29 6 – (1) 29 5 (36 2) – (36 2) (44 0) – (2 0) (82 2) Total 32,98 1 (2,85 5) 30,12 6 (1,27 4) – (2 0) 28,832 125

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

20 DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Deferred tax assets and liabilities recognized and the movements during 2017

	As at 1 January 2017 Million	(Charged)/ credited to profit or loss Million	Credited to other comprehensive income Million	Exchange differences Million	As at 31 December 2017 Million
Deferred tax assets arising from:					
Write-down for obsolete inventories	175	(55)	–	–	120
Write-off and impairment of certain network equipment and related assets	4,538	2,544	–	–	7,082
Accrued operating expenses	17,969	965	–	–	18,934
Deferred revenue from Reward Program	5,796	147	–	–	5,943
Impairment loss for doubtful accounts	1,297	(27)	–	–	1,270
Change in value of available-for-sale financial assets	(8)	–	2	–	(6)
	29,767	3,574	2	–	33,343
Deferred tax liabilities arising from:					
Depreciation allowance in excess of related depreciation	(292)	(92)	–	22	(362)
Total	29,475	3,482	2	22	32,981

Deferred tax assets are recognized for deductible temporary differences and tax losses carry-forwards only to the extent that the realization of the related tax benefit through future taxable profits is probable. Certain subsidiaries of the Group did not recognize deferred tax assets of RMB3,130 million (2017: RMB1,716 million) and RMB3,346 million (2017: RMB2,079 million) in respect of deductible temporary differences and tax losses amounting to RMB12,536 million (2017: RMB6,885 million) and RMB16,490 million (2017: RMB8,713 million) respectively that can be carried forward against future taxable income as at 31 December 2018. The deductible tax losses are allowed to be carried forward in next five years against the future taxable profits.

126

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 21 FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS Available-for-sale financial assets Equity investments WMP FVOCI FVPL Million Million Million Million As at 31 December 2017 (As previously reported) 44 65,630 – – C hanges in accounting policy-IFRS/HKFRS 9 (44) (65,630) 44 65,630 As at 1 January 2018 (As restated) – Current portion – – – 65,630 – Non-current portion – – 44 – Addition – – 711 116,941 Maturity – – – (110,087) Fair value gains recognized in profit or loss – – – 4,442 Fair value gains recognized in other comprehensive income, before tax – – (168) – As at 31 December 2018 – – 587 76,926 L ess: Current portion – – – (76,425) N on-current portion – – 587 501 Note: (i) The category of FVOCI is primarily the equity investments in listed companies that are not held for trading. The equity investments represent the Group’s investments in other companies at fair values (mainly level 1: quoted price (unadjusted) in active markets) through other comprehensive income as at 31 December 2018 and 1 January 2018 (ii) The category of FVPL mainly comprises WMPs. All the WMPs will mature within one year with variable return rates indexed to the performance of underlying assets. As at 31 December 2018 and 1 January 2018, they were measured at the fair value as level 3 of fair value hierarchy. The fair values were determined based on cash flow discounted assuming the expected return will be obtained upon maturity. There were no transfers between the levels of fair value hierarchy for the year ended 31 December 2018. 127

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

22 RESTRICTED BANK DEPOSITS

	As at 31 December 2018			As at 31 December 2017		
	Non-current assets Million	**Current assets Million**	**Total Million**	Non-current assets Million	Current assets Million	Total Million
Restricted bank deposits						
– Statutory deposit reserves (Note)	**4,486**	**–**	**4,486**	3,453	–	3,453
– Deposited customer reserves (Note)	**7,882**	**–**	**7,882**	3,047	–	3,047
– Pledged bank deposits	**1**	**9**	**10**	4	691	695
	12,369	**9**	**12,378**	6,504	691	7,195

Note: The statutory deposit reserves and the deposited customer reserves are deposited by the subsidiaries of the Company, China Mobile Finance and China Mobile E-Commerce Co., Ltd., respectively, in accordance with relevant requirements of the People's Bank of China ("PBOC"), which are not available for use in the Group's daily operations.

23 INVENTORIES

	As at 31 December 2018 Million	As at 31 December 2017 Million
SIM cards, handsets and other terminals	**6,939**	8,357
Other consumables	**1,918**	1,865
	8,857	10,222

24 ACCOUNTS RECEIVABLE

(a) Aging analysis

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 31 December 2018 Million	As at 31 December 2017 Million
Within 30 days	**11,160**	13,711
31–60 days	**3,680**	3,002
61–90 days	**2,358**	1,798
Over 90 days	**9,342**	5,642
	26,540	24,153

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and have better creditability.

Accounts receivable are expected to be recovered within one year.

128

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

24 ACCOUNTS RECEIVABLE (CONTINUED)

(b) Impairment of accounts receivable

The following table summarizes the changes in loss allowance of accounts receivable:

	2018 **Million**	2017 Million
As at 1 January (As previously reported)	**5,668**	5,762
Changes in accounting policy-IFRS/HKFRS 9	**195**	–
As at 1 January (As restated)	**5,863**	5,762
Impairment loss recognized	**4,480**	3,415
Accounts receivable written off	**(3,074)**	(3,509)
As at 31 December	**7,269**	5,668

25 OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables are expected to be recovered within one year. They primarily include interest receivable from banks, utilities deposits and rental deposits etc., short-term loans granted to China Tower of RMB11,000 million (as at 31 December 2017: RMB8,050 million) and other short-term loans granted to banks and other financial institutions as well as short-term debt investments purchased of RMB13,260 million (as at 31 December 2017: RMB5,600 million) through China Mobile Finance. The interest rates of short-term loans are mutually agreed among the parties with reference to the market interest rates.

Prepayments and other current assets primarily consist of rental prepayments, maintenance prepayments, input VAT to be deducted.

As at 31 December 2018 and 2017, there were no significant overdue amounts for other receivables.

26 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business.

As at 31 December 2018, amount due to ultimate holding company comprises the short-term deposits of CMCC and its subsidiaries ("CMCC Group") in China Mobile Finance amounting to RMB10,873 million (as at 31 December 2017: RMB8,611 million) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate.

27 BANK DEPOSITS

Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate.

129

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) 28 CASH AND CASH EQUIVALENTS As at 31 December 2018 As at 31 December 2017 Million Million Bank deposits with original maturity within three months 3,470 5,907 C ash at banks and on hand 53,832 114,729 57,302 120,636 29 ACCOUNTS PAYABLE Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses. The aging analysis of accounts payable is as follows: As at 31 December 2018 As at 31 December 2017 Million Million Payable in the periods below: Within 1 month or on demand 164,081 201,429 After 1 month but within 3 months 8,902 13,086 After 3 months but within 6 months 7,349 7,660 After 6 months but within 9 months 3,411 2,761 A fter 9 months but within 12 months 7,104 8,233 190,847 233,169 All of the accounts payable are expected to be settled within one year or are repayable on demand. 130

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 30 DEFERRED REVENUE Deferred revenue primarily includes prepaid service fees received from customers and unredeemed point rewards. 2018 2017 Million Million As at 1 January (As previously reported) 88,170 86,464 C hanges in accounting policy – IFRS/HKFRS 15 (385) – As at 1 January (As restated) – Current portion 84,897 84,289 – Non-current portion 2,888 2,175 Additions during the year 299,383 352,011 R ecognized in the consolidated statement of comprehensive income (319,102) (350,305) As at 31 December 68,066 88,170 L ess: Current portion (63,185) (85,282) N on-current portion 4,881 2,888 31 ACCRUED EXPENSES AND OTHER PAYABLES As at 31 December 2018 As at 31 December 2017 Million Million Receipts-in-advance 69,629 73,583 Other payables 31,990 26,643 Accrued salaries, wages, labor service expenses and other benefits 6,950 6,535 A ccrued expenses 87,003 84,105 195,572 190,866 131

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) 32 CAPITAL, RESERVES AND DIVIDENDS (a) Share capital Ordinary shares, issued and fully paid: Number of shares HK$ Million Equivalent RMB Million As at 1 January and 31 December 2018 and 2017 20,475,482,89 7 382,26 3 402,13 0 The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets. (b) Dividends (i) Dividends attributable to the year: 2018 2017 Million Million Ordinary interim dividend declared and paid of HK$1.826 (equivalent to approximately RMB1.540) (2017: HK$1.623 (equivalent to approximately RMB1.409)) per share 32,870 28,211 Special dividend declared and paid of HK$3.200 (equivalent to approximately RMB2.777) per share in 2017 – 55,621 Ordinary final dividend proposed after the balance sheet date of HK$1.391 (equivalent to approximately RMB1.219) (2017: HK$1.582 (equivalent to approximately RMB1.322)) per share 24,955 27,077 57,825 110,909 The proposed ordinary final dividend, which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.8762, being the rate announced by the State Administration of Foreign Exchange in the PRC on 28 December 2018. As the ordinary final dividend was declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2018. In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals. (ii) Dividends attributable to the previous financial year, approved and paid during the year: 2018 2017 Million Million Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.582 (equivalent to approximately RMB1.322) (2017: HK$1.243 (equivalent to approximately RMB1.112)) per share 27,060 22,204 132

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 32 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED) (c) Movements in components of equity The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company’s individual components of equity between the beginning and the end of the year are set out below: Share capital General reserve Retained profits Total Million Million Million Million As at 1 January 2017 402,130 72 81,817 484,019 Changes in equity for 2017: Profit for the year – – 111,333 111,333 Total comprehensive income for the year – – 111,333 111,333 Dividends approved in respect of previous year (note 32(b)(ii)) – – (22,204) (22,204) Dividends declared in respect of current year (note 32(b)(i)) – – (83,832) (83,832) A s at 31 December 2017 402,130 72 87,114 489,316 As at 1 January 2018 402,130 72 87,114 489,316 Changes in equity for 2018: Profit for the year – – 60,268 60,268 Total comprehensive income for the year – – 60,268 60,268 Dividends approved in respect of previous year (note 32(b)(ii)) – – (27,060) (27,060) Dividends declared in respect of current year (note 32(b)(i)) – – (32,870) (32,870) As at 31 December 2018 402,130 72 87,452 489,654 (d) Nature and purpose of reserves (i) Capital reserve The capital reserve mainly comprises the following: – RMB295,665 million debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve; – Share of other comprehensive income/(loss) of investments accounted for using the equity method; – The changes in fair value of financial assets at FVOCI, net of tax, until the financial assets are derecognized; and 133

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) 32 CAPITAL, RESERVES AND DIVIDENDS (CONTINUED) (d) Nature and purpose of reserves (Continued) (i) Capital reserve (Continued) – The difference between the consideration and the aggregate carrying amounts of certain assets, businesses and related liabilities as well as its related employees in relation to the fixed-line telecommunications operations acquired from the controlling party under business combinations under common control. (ii) PRC statutory reserves PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve. In accordance with the Company Law of the PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital of relevant Mainland subsidiaries. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises’ profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by such subsidiaries to the statutory surplus reserves and discretionary surplus reserves accordingly. The statutory and discretionary surplus reserves can be used to reduce previous years’ losses, if any, and may be converted into paid-up capital, provided that the statutory reserve after such conversion is not less than 25% of the registered capital of relevant subsidiaries. In accordance with relevant regulations issued by the Ministry of Finance of the PRC, a subsidiary of the Company, China Mobile Finance, is required to set aside a reserve through appropriations of profit after tax according to a certain ratio of the ending balance of its gross risk-bearing assets to cover potential losses against such assets. (iii) Exchange reserve The exchange reserve comprises all currency translation differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 2(x). (e) Capital management The Group’s primary objectives of capital management are to maintain a reasonable capital structure and to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to stabilize the capital position and prevent operation risk. Meanwhile, the Group will maximize the shareholders’ return when having high level of borrowings and will make adjustment on the capital structure in accordance with the changes in economic conditions. The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total borrowings divided by book capitalization (equal to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total borrowings). As at 31 December 2018 and 2017, the Group’s total debt-to-book capitalization ratio was nil. Except China Mobile Finance is subject to certain capital requirements imposed by China Banking and Insurance Regulatory Commission, the Company and its subsidiaries are not subject to externally imposed capital requirements. 134

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 33 BALANCE SHEET OF THE COMPANY As at 31 December 2018 As at 31 December 2017 Note Million Million Assets Non-current assets Investments in subsidiaries 491,748 490,256 491,748 490,256 Current assets Amounts due from subsidiaries 1,346 1,346 Other receivables 5 7 Bank deposits 1,018 811 Cash and cash equivalents 245 554 2,614 2,718 T otal assets 494,362 492,974 Equity and liabilities Liabilities Current liabilities Amount due to a subsidiary 4,610 3,628 Accrued expenses and other payables 98 16 Current taxation – 14 4,708 3,658 T otal liabilities 4,708 3,658 Equity Share capital 32(a) 402,130 402,130 Reserves 32(c) 87,524 87,186 T otal equity 489,654 489,316 T otal equity and liabilities 494,362 492,974 The balance sheet of the Company was approved by the Board of Directors on 21 March 2019 and was signed on its behalf. Li Yue Name of Director Dong Xin Name of Director 135

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 34 RELATED PARTY TRANSACTIONS (a) Transactions with CMCC Group The following is a summary of principal related party transactions entered into by the Group with CMCC Group for the years ended 31 December 2018 and 2017. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the Report of Directors. 2018 2017 Note Million Million Telecommunications services revenue (i) 71 47 Property leasing and management services revenue (ii) 226 188 Property leasing and management services charges (ii) 1,009 999 Network assets leasing charges (iii) 2,308 2,494 Network capacity leasing charges (iii) 402 1,047 Short-term bank deposits received (iv) 10,873 8,611 Short-term bank deposits repaid (iv) 8,611 5,552 Interest expenses (iv) 142 21 Note: (i) The amounts represent telecommunications services settlement received/receivable from CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services. (ii) The amount represents the rental and property management fees received/receivable from or paid/payable to CMCC Group in respect of offices, retail outlets and warehouses. (iii) The amounts represent the network assets leasing settlement paid/payable to CMCC Group, and the TD-SCDMA network capacity charges paid/payable to CMCC Group pursuant to the network capacity leasing agreement with CMCC Group for the provision of TD-SCDMA related services. Based on the lease classification assessments, the Group does not substantially bear the risks and reward incidental to the ownership of the leased network assets, and accordingly the Group accounts for the network assets leasing and the network capacity leasing as operating leases. (iv) The amounts represent the deposits received from or repaid to CMCC Group and interest expenses paid/payable to CMCC Group in respect of the deposits. (b) Amounts due from/to CMCC Group Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company, are included in the following accounts captions summarized as follows: As at 31 December 2018 As at 31 December 2017 Million Million Accounts receivable 282 301 Other receivables 145 116 Prepayments and other current assets 5 – Accounts payable 5,825 4,580 Accrued expenses and other payables 80 131 The amounts are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business. 136

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

34 RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Significant transactions with associates and joint venture of the Group and of CMCC Group

The Group has entered into transactions with associates and joint venture of the Group or CMCC Group. The major transactions entered into by the Group and these companies and amounts due from/to these companies are as follows:

	Note	**As at 31 December 2018 Million**	As at 31 December 2017 Million
Accounts receivable	(i)	**240**	313
Interest receivable	(ii)	**829**	997
Other receivables	(iii)	**12,518**	12,565
Prepayments and other current assets		**160**	51
Available-for-sale financial assets	(iii)	**–**	31,778
Financial assets at FVPL	(iii)	**41,128**	–
Bank deposits	(iii)	**44,955**	62,969
Accounts payable	(iv)	**3,252**	4,479
Accrued expenses and other payables	(iv)	**7,301**	5,429

	Note	**2018 Million**	2017 Million
Telecommunications services revenue	(i)	**604**	828
Property leasing and management services revenue	(v)	**40**	99
Charges for use of tower assets	(iv)	**37,837**	36,335
Interest and other income	(ii)	**4,083**	4,807
Dividend income		**691**	847

Note:

(i) The amounts represent the telecommunications services revenue received/receivable from the Group's associates.

(ii) The amounts primarily represent interest received/receivable from deposits placed with SPD Bank, short-term loans granted to China Tower and placements with SPD Bank by China Mobile Finance; and represent the income from WMP purchased from SPD Bank. The interest rate of deposits placed with SPD Bank is determined in accordance with the benchmark interest rate published by PBOC.

(iii) Other receivables primarily represent the short-term loans granted to China Tower and placements with SPD Bank by China Mobile Finance, which will mature by or before December 2019 and withholding power and utilities expenses and lease charges payable on behalf of China Tower, etc. Available-for-sale financial assets as at 31 December 2017 or financial assets at FVPL as at 31 December 2018 represent the WMP purchased from SPD Bank and bank deposits represent the deposits placed with SPD Bank.

(iv) The amounts primarily represent the charges paid/payable to China Tower for the use of telecommunications towers and related assets and the services ("Leased Tower"). On 8 July 2016, CMC and China Tower finalized the leasing and pricing arrangement in relation to the lease of Leased Tower, and entered into an agreement (the "Lease Agreement"). Accordingly, the respective provincial companies of CMC and China Tower entered into provincial company service agreements for the leasing of individual Leased Tower based on their actual service requirements. Pursuant to the management's assessment, the 5 years lease terms of the Lease Agreement does not account for the major part of the economic lives of the Leased Tower and the present value of the minimum lease payments is not considered substantial comparing to the fair value of the corresponding Leased Tower. At the end of the lease term, there is no purchase option granted to the Group to purchase the Leased Tower. The Group also does not bear any gains or losses in the fluctuation in the fair value of the Leased Tower at the end of the lease terms. As a result, the Group does not substantially bear the risks and reward incidental to the ownership of the Leased Tower, and hence the Group accounts for the Leased Tower leasing as operating leases. On 31 January 2018, CMC and China Tower unanimously agreed on supplementary provisions to the Lease Agreement ("Supplementary Agreement"). The Supplementary Agreement mainly included: the adjustments to the pricing of tower products, the term of the agreement shall be 5 years, effective from 1 January 2018 and expiring on 31 December 2022. The Supplementary Agreement did not affect the Group's judgement on operating lease aforementioned.

(v) The amount represents the property leasing revenue received/receivable from SPD Bank and China Tower.

137

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) 34 RELATED PARTY TRANSACTIONS (CONTINUED) (d) Transactions with other government-related entities in the PRC The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”). Apart from transactions with CMCC Group (notes 26 and 34(a)), associates and joint venture (note 34(c)) and the transaction to increase contribution to the Fund (note 19), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following: – rendering and receiving telecommunications services, including interconnection revenue/charges – purchasing of goods, including use of public utilities – placing of bank deposits These transactions are conducted during the ordinary course of the Group’s business based on terms comparable to the terms of transactions enacted with other entities that are not government-related. The Group prices its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not. (e) For key management personnel remuneration, please refer to note 10. 35 FINANCIAL RISK MANAGEMENT AND FAIR VALUES Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below: (a) Credit risk and concentration risk The Group’s credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposits with banks, WMP (recorded in FVPL), accounts receivable and other FVPL receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets. (i) Risk management Substantially all the Group’s cash at banks and bank deposits are deposited in financial institutions in Mainland China and Hong Kong. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions. WMPs are issued by major domestic banks investing in low risk underlying assets, which mainly consist of bank deposits, treasury bond, central bank bill, local government debt, corporate bond or debt with high credit ratings, and the related credit risks are low. 138

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 35 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED) (a) Credit risk and concentration risk (Continued) (i) Risk management (Continued) The accounts receivable of the Group is primarily comprised of receivables due from customers and other telecommunications operators. Accounts receivable from individual customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and short-term loans granted to other companies through China Mobile Finance. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties’ financial position, the Group’s past experience and other factors. Meanwhile, concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable. (ii) Impairment of financial assets The Group has 3 types of financial assets that are subject to IFRS/HKFRS 9’s expected credit loss model:• Accounts receivable • Contract assets • Other financial assets at amortized cost Accounts receivable The Group applies the IFRS/HKFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable and contract assets. To measure the expected credit losses, accounts receivable have been grouped by amounts due from individual customers, corporate customers, and other miscellaneous customer groups based on similar credit risk characteristics and ages. The expected loss rate as at 31 December and 1 January 2018 was determined as follows for each customers group of accounts receivable due from individual customers and corporate customers, respectively: Within 30 days 31 days to 90 days 91 days to 1 year Over 1 year Individual customers Expected loss rate 2% 20% 80% 100% Within 180 days 181 days to 1 year 1 year to 2 years 2 years to 3 years Over 139 3 years Corporate customers Expected loss rate 2% 20% 60% 80% 100% Receivables from other customers are of lower risk, and the expected credit loss is insignificant.139

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 35 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED) (a) Credit risk and concentration risk (Continued) (ii) Impairment of financial assets (Continued) Accounts receivable (Continued) Impairment losses on accounts receivable and contract assets are presented as impairment losses of doubtful accounts within other operating expenses. Subsequent recoveries of amounts previously written off are credited against the same line item. In the prior year, the impairment of accounts receivable was assessed based on the incurred loss model of IAS/HKAS 39. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The loss allowances increased by a further RMB1,406 million to RMB7,269 million for accounts receivable in 2018 determined under IFRS/HKFRS 9 and the amounts are not materially different from the amounts which would otherwise been determined under the incurred loss model of IAS/ HKAS 39. Other financial assets at amortized cost Other financial assets at amortized cost include cash and cash equivalents, bank deposits, other receivables and amounts due from ultimate holding company etc. They are considered to be of low credit risk and thus the impairment provision recognized is limited to 12 months. Management considers that the expected credit loss is insignificant. (b) Liquidity risk Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and bank deposits (which are readily convertible to known amounts of cash) to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures. The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay: As at 31 December 2018 As at 31 December 2017 Carrying amount Carrying amount Million Million Accounts payable 190,847 233,169 Bills payable 3,221 3,303 Accrued expenses and other payables 195,572 190,866 Amount due to ultimate holding company 11,02 0 8,64 6 400,66 0 435,98 4 The contractual undiscounted cash flow of the above items as at 31 December 2018 and 31 December 2017 were equal to their respective carrying amounts and all of which are expected to be settled within one year or repayable on demand. 140

Annual Report 2018
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

35 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(c) Interest rate risk

The Group consistently monitors the current and potential fluctuation of interest rates in managing the interest rate risk on a reasonable level. As at 31 December 2018, the Group did not have any interest-bearing borrowings at variable rates, but had RMB10,873 million of short-term bank deposits placed by CMCC (2017: RMB8,611 million), which was at fixed rate and expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate borrowings depending on the prevailing market condition. Management does not expect fair value interest rate risk to be high as the interest involved will not be significant.

As at 31 December 2018, total cash and bank balances of the Group amounted to RMB361,567 million (2017: RMB407,202 million), interest-bearing receivables amounted to RMB24,260 million (2017: RMB13,650 million), and WMPs amounted to RMB76,425 million (2017: RMB65,630 million). The interest and other income for 2018 was RMB15,885 million (2017: RMB15,883 million) and the average interest rate was 3.33% (2017: 3.13%). Assuming the total cash and bank balances, interest-bearing receivables and WMPs are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,480 million (2017: RMB3,182 million).

(d) Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group's foreign currency cash and deposits with banks represented 3.3% (2017: 2.5%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group's financial position and result of operations.

(e) Fair values

The carrying amount of the financial instruments carried at amortized cost are not materially different from their respective fair values at the balance sheet dates due to the short-terms or repayable on demand nature.

36 COMMITMENTS

(a) Capital commitments

The Group's capital expenditure contracted for as at 31 December but not provided in the consolidated financial statements were as follows:

	2018 Million	2017 Million
Land and buildings	9,327	10,950
Telecommunications equipment	44,174	32,112
	53,501	43,062

141

China Mobile Limited
Notes to the Consolidated Financial Statements (Continued)

(Expressed in RMB unless otherwise indicated)

36 COMMITMENTS (CONTINUED)

(b) Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	Land and buildings Million	Leased lines and network assets Million	Others Million	Total Million
As at 31 December 2018				
Within one year	**10,067**	**44,867**	**1,402**	**56,336**
After one year but within five years	**24,843**	**123,088**	**1,324**	**149,255**
After five years	**11,165**	**3,464**	**81**	**14,710**
	46,075	**171,419**	**2,807**	**220,301**
As at 31 December 2017				
Within one year	10,344	46,730	1,023	58,097
After one year but within five years	20,372	112,465	961	133,798
After five years	4,831	1,183	58	6,072
	35,547	160,378	2,042	197,967

The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment under operating leases.

(c) Investment commitments

The Group has an investment commitment to a joint venture (see note 19).

37 POST BALANCE SHEET EVENT

After the balance sheet date, the Board of Directors proposed a final dividend for the year ended 31 December 2018. Further details are disclosed in note 32(b)(i).

38 ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Note 17 contains information about the assumptions relating to goodwill impairment, and note 34 contains information about the judgements on the lease classification of leasing of TD-SCDMA network capacity and Leased Tower. Other key sources of estimation uncertainty are as follows:

Impairment of accounts receivable

The loss allowance for accounts receivable is based on assumptions about risk of default and expected loss rates. The Group assesses these assumptions and selects the inputs to the impairment calculation, based on the Group's past history, existing market conditions as well as forward looking estimates at each balance sheet date.

142

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 38 ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED) Amortization of contract cost As disclosed in note 3(c), certain costs incurred to obtain contracts are deferred and recognized as assets on the Group’s consolidated balance sheet. Such assets should be amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. The Group determines the amortization periods for these assets as the expected life of the customer contract, which is consistent with the recognition of revenue from the products and services to which the assets relate. Such costs are amortized using the straight-line method. The amortization period is updated if there is a significant change in the Group’s expected life of the customer contract. Depreciation Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are determined based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. Taxation The Group is subject to income taxes mainly in Mainland China and Hong Kong. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future. Impairment of property, plant and equipment, goodwill, other intangible assets and investments accounted for using the equity method The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, other intangible assets subject to amortization and investments accounted for using the equity method, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets with indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment. The recoverable amount of an asset is the greater of its fair value less costs of disposal and VIU. In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable estimation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in further impairment charge or reversal of impairment in future periods. Additional information for the impairment assessment of property, plant and equipment, goodwill and investments accounted for using the equity method is disclosed in notes 14, 17 and 19, respectively. 143

China Mobile Limited Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) 38 ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED) Classification of leases The Group has a number of lease arrangements. The Group follows the guidance of IAS/HKAS 17 “Leases” to determine the classification of leases as operating leases versus finance leases. Significant judgements and assumptions are required in the assessment of the classification. The determination of classification depends on whether the lease transfers substantially all the risks and rewards of the assets to the Group. In particular, during the assessment, the management estimates (i) economic lives of lease assets, (ii) the discount rate used in the calculation of present value of minimum lease payments, and (iii) the fair value of the leased assets. Any future changes to these judgements or assumptions will affect the classification and hence the results of operation and financial position of the Group. 39 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2018 Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended 31 December 2018 and which have not been adopted in these financial statements. Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements: Effective for accounting periods beginning on or after IFRS/HKFRS 16 1 January 2019 IFRIC/HK(IFRIC) – Int 23 1 January 2019 Amendments to IAS/HKAS 28 1 January 2019 Annual Improvements to IFRS/HKFRS Standards 2015-2017 Cycle 1 January 2019 Amendments to IAS/HKAS 19 1 January 2019 Amendment to IFRS 3 1 January 2020 Amendments to IFRS/HKFRS 10 and IAS/HKAS 28 NA* * In December the IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method. 144

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB unless otherwise indicated) Notes to the Consolidated Financial Statements (Continued) 39 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS, INTERPRETATIONS AND DISCLOSURES ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2018 (CONTINUED) IFRS/HKFRS 16 “Leases” IFRS/HKFRS 16 was issued in January 2016. For lessee, it will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low value leases. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under IAS/HKAS 17. The accounting for lessors will not significantly change. In accordance with IFRS/HKFRS 16, the lessee will recognize right-of-use assets and lease liabilities for almost all leases in the balance sheet, and record depreciation and finance cost accordingly. The adoption of IFRS/HKFRS 16 has a material impact on the Group’s consolidated financial statements to certain extent as the Group expects a corresponding increase in its assets and liabilities. In addition, related operating lease expenses will be reclassified as depreciation and finance costs. The Group has completed the evaluation of the lease portfolio, system optimization and system support upgrade, and applied the standard from its mandatory adoption date of 1 January 2019. The Group has applied the simplified transition approach and not restated comparative amounts for the year prior to first adoption, with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained earnings. Right-of-use assets are measured on transition as if the new rules have had always been applied. And lease liability are measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at the date of initial application. As a lessee, the Group’s operating lease commitments were RMB220,301 million as at 31 December 2018 (Note 36(b)). The Group will further separate services from leases in 2019. For short-term leases and low value leases, they will be recognized as expenses on a straight-line basis in profit or loss. For variable lease payments that do not depend on an index or a rate, they will be recognized in profit or loss as incurred. For the remaining lease commitments, the Group expects to recognize right-of-use assets and lease liabilities as at 1 January 2019 which results in liabilities to assets ratio increasing by approximately 3.5%. 145

China Mobile Limited Financial Summary Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB) RESULTS 2018 2017 2016 2015 2014 Million Million Million Million Million Operating revenue Revenue from telecommunications services 670,907 668,351 623,422 584,089 591,602 Revenue from sales of products and others 65,912 72,163 84,999 84,246 59,907 736,819 740,514 708,421 668,335 651,509 Operating expenses Leased lines and network assets 47,470 46,336 39,083 20,668 15,843 Interconnection 20,692 21,762 21,779 21,668 23,502 Depreciation 152,545 149,780 138,090 136,832 122,805 Employee benefit and related expenses 93,939 85,513 79,463 74,805 70,385 Selling expenses 60,326 61,086 57,493 59,850 75,655 Cost of products sold 66,231 73,668 87,352 89,297 74,495 Other operating expenses 174,229 182,243 167,073 162,293 151,504 615,432 620,388 590,333 565,413 534,189 Profit from operations 121,387 120,126 118,088 102,922 117,320 Gain on the transfer of Tower Assets – – – 15,525 – Other gains 2,906 2,389 1,968 1,800 1,171 Interest and other income 15,885 15,883 16,005 15,852 16,270 Finance costs (144) (210) (235) (455) (487) Income from investments accounted for using the equity method 13,861 9,949 8,636 8,090 8,248 Profit before taxation 153,895 148,137 144,462 143,734 142,522 Taxation (35,944) (33,723) (35,623) (35,079) (33,179) PROFIT FOR THE YEAR 117,951 114,414 108,839 108,655 109,343 146

Annual Report 2018 Notes to the Consolidated Financial Statements (Continued) (Expressed in RMB) Financial Summary RESULTS (CONTINUED) 2018 2017 2016 2015 2014 Million Million Million Million Million Other comprehensive income/(loss) for the year, net of tax: Items that will not be subsequently reclassified to profit or loss Changes in the fair value of equity investments at fair value through other comprehensive income (168) – – – – Share of other comprehensive income/ (loss) of investments accounted for using the equity method 60 – (16) – – Items that may be subsequently reclassified to profit or loss Change in value of available-for-sale financial assets – (5) 24 – – Currency translation differences 1,160 (735) 774 603 (169) Share of other comprehensive income/ (loss) of investments accounted for using the equity method 1,188 (1,038) (1,043) 901 1,224 TOTAL COMPREHENSIVE INCOME FOR THE YEAR 120,191 112,636 108,578 110,159 110,398 Profit attributable to: Equity shareholders of the Company 117,781 114,279 108,741 108,539 109,218 Non-controlling interests 170 135 98 116 125PROFIT FOR THE YEAR 117,951 114,414 108,839 108,655 109,343 Total comprehensive income attributable to: Equity shareholders of the Company 120,021 112,501 108,480 110,043 110,273 Non-controlling interests 170 135 98 116 125 TOTAL COMPREHENSIVE INCOME FOR THE YEAR 120,191 112,636 108,578 110,159 110,398 147

China Mobile Limited
Financial Summary

(Expressed in RMB)

ASSETS AND LIABILITIES

	As at 31 December 2018 Million	As at 31 December 2017 Million	As at 31 December 2016 Million	As at 31 December 2015 Million	As at 31 December 2014 Million
Property, plant and equipment	**666,496**	648,029	622,356	585,631	605,023
Construction in progress	**72,180**	78,112	89,853	88,012	95,110
Land lease prepayments and others	**27,778**	28,322	26,720	26,773	24,883
Goodwill	**35,343**	35,343	35,343	35,343	35,343
Other intangible assets	**2,620**	1,721	1,708	768	787
Investments accounted for using the equity method	**145,325**	132,499	124,039	115,933	70,451
Deferred tax assets	**29,654**	33,343	29,767	25,423	20,654
Financial assets at fair value through other comprehensive income	**587**	–	–	–	–
Available-for-sale financial assets	**–**	44	35	3	128
Proceeds receivable for the transfer of Tower Assets	**–**	–	–	56,737	–
Restricted bank deposits	**12,369**	6,504	4,528	4,575	8,731
Other non-current assets	**8,442**	–	–	–	–
Current assets	**535,116**	558,196	586,645	488,697	486,925
Total assets	**1,535,910**	1,522,113	1,520,994	1,427,895	1,348,035
Current liabilities	**474,398**	529,982	536,389	501,038	452,492
Interest-bearing borrowings – non-current	**–**	–	–	4,995	4,992
Deferred revenue – non-current	**4,881**	2,888	2,175	1,291	1,470
Deferred tax liabilities	**822**	362	292	203	98
Total liabilities	**480,101**	533,232	538,856	507,527	459,052
Total equity	**1,055,809**	988,881	982,138	920,368	888,983

148

China Mobile Limited 60/F., The Center, 99 Queen’s Road Central, Hong Kong Tel : (852) 3121 8888 Fax : (852) 3121 8809 Website : www.chinamobileltd.com Welcome to China Mobile Limited’s website This annual report is printed on environmentally friendly paper